SEC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	February 28, 2022
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Peru
Exact name of registrant as specified in charter

0000077694
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2018
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-02512
SEC file number, if available

S-
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2018
Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 11, 2019

REPUBLIC OF PERU
(Registrant)

By: [signature]
(Name)

Hugo de Zela Martinez- Ambassador of Peru to the United States
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20____, that the information set forth in this statement is true and complete.

By: ____________
(Name)

____
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the U.S. Securities and Exchange Commission Exhibit C to the Republic of Peru's Annual Report on Form 18-K for the year ended December 31, 2018 pursuant to Rule 306(c) of Regulation S-T under the U.S. Securities act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2019 Annual Budget of the Republic of Peru.

DIARIO OFICIAL DEL BICENTENARIO



El Peruano

FUNDADO EL 22 DE OCTUBRE DE 1825 POR EL LIBERTADOR SIMÓN BOLÍVAR

AÑO DEL DIÁLOGO Y LA RECONCILIACIÓN NACIONAL

Jueves 6 de diciembre de 2018



PERÚ

CONGRESO
de la
REPÚBLICA

LEY Nº 30879

LEY DE PRESUPUESTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2019

LEY Nº 30880

LEY DE EQUILIBRIO FINANCIERO DEL PRESUPUESTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2019

LEY Nº 30881

LEY DE ENDEUDAMIENTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2019

NORMAS LEGALES

SEPARATA ESPECIAL

LEY Nº 30879

EL PRESIDENTE DE LA REPÚBLICA

POR CUANTO:

EL CONGRESO DE LA REPÚBLICA;

Ha dado la Ley siguiente:

LEY DE PRESUPUESTO DEL SECTOR PÚBLICO
PARA EL AÑO FISCAL 2019

CAPÍTULO I
APROBACIÓN DEL PRESUPUESTO DEL SECTOR PÚBLICO

Artículo 1. Presupuesto Anual de Gastos para el Año Fiscal 2019

1.1. Apruébase el Presupuesto Anual de Gastos para el Año Fiscal 2019 por el monto de S/ 168 074 407 244,00 (CIENTO SESENTA Y OCHO MIL SETENTA Y CUATRO MILLONES CUATROCIENTOS SIETE MIL DOSCIENTOS CUARENTA Y CUATRO Y 00/100 SOLES), que comprende los créditos presupuestarios máximos correspondientes a los pliegos presupuestarios del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, agrupados en Gobierno Central e instancias descentralizadas, conforme a la Constitución Política del Perú y de acuerdo con el detalle siguiente:

	Soles
GOBIERNO CENTRAL	**118 227 641 778,00**
Correspondiente al Gobierno Nacional	74 811 037 564,00
Gastos corrientes	28 983 108 063,00
Gastos de capital	14 433 496 151,00
Servicio de la deuda	

	Soles
INSTANCIAS DESCENTRALIZADAS	
Correspondiente a los gobiernos regionales	29 915 914 285,00
Gastos corrientes	22 682 409 515,00
Gastos de capital	6 943 879 789,00
Servicio de la deuda	289 624 981,00
Correspondiente a los gobiernos locales	19 930 851 181,00
Gastos corrientes	11 286 922 387,00
Gastos de capital	8 289 344 021,00
Servicio de la deuda	354 584 773,00
TOTAL S/	**168 074 407 244,00**

1.2. Los créditos presupuestarios correspondientes al Gobierno Nacional, los gobiernos regionales y los gobiernos locales se detallan en los anexos que forman parte de la presente ley de acuerdo con lo siguiente:

DESCRIPCIÓN	ANEXO
Distribución del gasto del presupuesto del sector público por categoría y genérica del gasto.	1
Distribución del gasto del presupuesto del sector público por nivel de gobierno y genérica del gasto.	2
Distribución del gasto del presupuesto del sector público por nivel de gobierno y funciones.	3
Distribución del gasto del presupuesto del sector público por niveles de gobierno, pliegos y fuentes de financiamiento	4
Distribución del gasto del presupuesto del sector público por pliegos del Gobierno Nacional a nivel de productos, proyectos y actividades.	5
Distribución del gasto del presupuesto del sector público por Gobierno Regional a nivel de productos, proyectos y actividades.	6
Distribución del gasto del presupuesto del sector público por gobiernos locales y genéricas del gasto.	7
Distribución del gasto del presupuesto del sector público por programas presupuestales y pliegos.	8

Financiamiento para la continuidad de ejecución 2019 de inversiones y proyectos que recibieron recursos en el marco de los artículos 13 y 14 y la disposición complementaria final sexagésima sétima de la Ley 30693	I
Financiamiento para intervenciones del Plan de la Reconstrucción con Cambios con cargo a los recursos Fondes	II
Financiamiento de inversiones en materia de infraestructura vial, aérea y portuaria	III

1.3. Las subvenciones y cuotas internacionales a ser otorgadas durante el Año Fiscal 2019 por los pliegos presupuestarios están contenidas en los anexos: "A: Subvenciones para Personas Jurídicas - Año Fiscal 2019" y "B: Cuotas Internacionales - Año Fiscal 2019" de la presente ley. Durante el Año Fiscal 2019, previa evaluación y priorización por el Ministerio de Relaciones Exteriores, se puede modificar el Anexo B, mediante decreto supremo refrendado por el ministro de Relaciones Exteriores, lo que no comprende la inclusión de cuotas adicionales a las contempladas en dicho anexo. Las cuotas internacionales no contempladas en el Anexo B de la presente ley se aprueban de acuerdo a la formalidad prevista en el numeral 69.2 del artículo 69 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 2. Recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2019

Los recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2019 se estiman por fuentes de financiamiento, por el monto total de S/ 168 074 407 244,00 (CIENTO SESENTA Y OCHO MIL SETENTA Y CUATRO MILLONES CUATROCIENTOS SIETE MIL DOSCIENTOS CUARENTA Y CUATRO Y 00/100 SOLES), conforme al siguiente detalle:

Fuentes de financiamiento	Soles
Recursos ordinarios	105 797 700 000,00
Recursos directamente recaudados	14 943 022 743,00
Recursos por operaciones oficiales de crédito	25 013 136 993,00
Donaciones y transferencias	491 733 793,00
Recursos determinados	21 828 813 715,00
TOTAL S/	**168 074 407 244,00**

CAPÍTULO II
NORMAS PARA LA GESTIÓN PRESUPUESTARIA

SUBCAPÍTULO I
DISPOSICIONES GENERALES

Artículo 3. Alcance

Las disposiciones contenidas en el presente capítulo son de obligatorio cumplimiento por las entidades integrantes de los Poderes Legislativo, Ejecutivo y Judicial; Ministerio Público; Jurado Nacional de Elecciones; Oficina Nacional de Procesos Electorales; Registro Nacional de Identificación y Estado Civil; Contraloría General de la República; Consejo Nacional de la Magistratura; Defensoría del Pueblo; Tribunal Constitucional; universidades públicas; y demás entidades y organismos que cuenten con un crédito presupuestario aprobado en la presente ley. Asimismo, son de obligatorio cumplimiento por los gobiernos regionales y los gobiernos locales y sus respectivos organismos públicos.

Artículo 4. Acciones administrativas en la ejecución del gasto público

4.1. Las entidades públicas sujetan la ejecución de sus gastos a los créditos presupuestarios autorizados en la Ley de Presupuesto del Sector Público, aprobada por el Congreso de la República y modificatorias, en el marco del artículo 78 de la Constitución Política del Perú y el inciso 1 del numeral 2.1 del artículo 2 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

4.2. Todo acto administrativo, acto de administración o las resoluciones administrativas que autoricen gastos no son eficaces si no cuentan con el crédito presupuestario correspondiente en el presupuesto institucional o condicionan la misma a la asignación de mayores créditos presupuestarios, bajo exclusiva responsabilidad del titular de la entidad, así como del jefe de la Oficina de Presupuesto y del jefe de la Oficina de Administración, o los que hagan sus veces, en el marco de lo establecido en el Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 5. Control del gasto público

5.1. Los titulares de las entidades públicas, el jefe de la Oficina de Presupuesto y el jefe de la Oficina de Administración, o los que hagan sus veces en el pliego presupuestario, son responsables de la debida aplicación de lo dispuesto en la presente ley, en el marco del principio de legalidad, recogido en el artículo IV del Título Preliminar de la Ley 27444, Ley del Procedimiento Administrativo General, modificada por el Decreto Legislativo 1272. Corresponde al titular de pliego efectuar la gestión presupuestaria, en las fases de programación, formulación, aprobación, ejecución y evaluación, y el control del gasto, en el marco de lo establecido en el párrafo 1, numeral 7.3 del artículo 7 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

5.2. La Contraloría General de la República verifica el cumplimiento de lo dispuesto en la presente ley y las demás disposiciones vinculadas al gasto público en concordancia con el artículo 82 de la Constitución Política del Perú. Asimismo, y bajo responsabilidad, para el gasto ejecutado mediante el presupuesto por resultados, debe verificar su cumplimiento bajo esta estrategia. El resultado de las acciones efectuadas en cumplimiento de lo establecido en el presente numeral, es informado a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, en el más breve plazo.

SUBCAPÍTULO II
GASTO EN INGRESOS DEL PERSONAL

Artículo 6. Ingresos del personal

Prohíbese en las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, Ministerio Público; Jurado Nacional de Elecciones; Oficina Nacional de Procesos Electorales; Registro Nacional de Identificación y Estado Civil; Contraloría General de la República; Consejo Nacional de la Magistratura; Defensoría del Pueblo; Tribunal Constitucional; universidades públicas; y demás entidades y organismos que cuenten con un crédito presupuestario aprobado en la presente ley, el reajuste o incremento de remuneraciones, bonificaciones, beneficios, dietas, asignaciones, retribuciones, estímulos, incentivos, compensaciones económicas y conceptos de cualquier naturaleza, cualquiera sea su forma, modalidad, periodicidad y fuente de financiamiento. Asimismo, queda prohibida la aprobación de nuevas bonificaciones, beneficios, asignaciones, incentivos, estímulos, retribuciones, dietas, compensaciones económicas y conceptos de cualquier naturaleza con las mismas características señaladas anteriormente. Los arbitrajes en materia laboral se sujetan a las limitaciones legales establecidas por la presente norma y disposiciones legales vigentes. La prohibición incluye el incremento de remuneraciones que pudiera efectuarse dentro del rango o tope fijado para cada cargo en las escalas remunerativas respectivas.

Artículo 7. Aguinaldos, gratificaciones y escolaridad

7.1. Los funcionarios y servidores nombrados y contratados bajo el régimen del Decreto Legislativo 276, la Ley 29944 y la Ley 30512; los docentes universitarios a los que se refiere la Ley 30220; el personal de la salud al que se refiere el numeral 3.2 del artículo 3 del Decreto Legislativo 1153; los obreros permanentes y eventuales del Sector Público; el personal de las Fuerzas Armadas y de la Policía Nacional del Perú; y los pensionistas a cargo del Estado comprendidos en los regímenes de la Ley 15117, los Decretos Leyes 19846 y 20530, el Decreto Supremo 051-88-PCM y la Ley 28091, en el marco del inciso 1 del artículo 17 del Decreto Legislativo 1442, Decreto Legislativo de la Gestión Fiscal de los Recursos Humanos en el Sector Público, perciben en el Año Fiscal 2019 los siguientes conceptos:

a) Los aguinaldos por Fiestas Patrias y Navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, cuyos montos ascienden, cada uno, hasta la suma de S/ 300,00 (TRESCIENTOS Y 00/100 SOLES).

b) La bonificación por escolaridad, que se incluye en la planilla de pagos correspondiente a enero y cuyo monto asciende hasta la suma de S/ 400,00 (CUATROCIENTOS Y 00/100 SOLES).

7.2. Las entidades públicas que cuenten con personal del régimen laboral de la actividad privada se sujetan a lo establecido en la Ley 27735 para el abono de las gratificaciones correspondientes por Fiestas Patrias y Navidad en julio y diciembre, respectivamente. Asimismo, otorgan la bonificación por escolaridad hasta por el monto señalado en el inciso b) del numeral 7.1, salvo que, por disposición legal, vengan entregando un monto distinto al señalado en el citado inciso.

7.3. Los trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo 1057, en el marco de la Ley 29849, perciben por concepto de aguinaldo por Fiestas Patrias y Navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, hasta el monto al que hace referencia el inciso a) del numeral 7.1. Para tal efecto, dichos trabajadores deben estar registrados en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas.

7.4. Precísase respecto al numeral 7.1 que, en el marco de lo establecido por los artículos 106 y 109 de la Ley 30512, los docentes, asistentes y auxiliares contratados de los institutos de educación superior y escuelas de educación superior públicos sólo perciben, según corresponda, los conceptos dispuestos en el inciso e) del artículo 106 y en el inciso d) del artículo 109 de la mencionada ley, conforme al monto establecido en el inciso a) del numeral 7.1 del presente artículo.

SUBCAPÍTULO III
MEDIDAS DE AUSTERIDAD, DISCIPLINA Y CALIDAD EN EL GASTO PÚBLICO

Artículo 8. Medidas en materia de personal

8.1. Prohíbese el ingreso de personal en el Sector Público por servicios personales y el nombramiento, salvo en los supuestos siguientes:

a) La designación en cargos de confianza y de directivos superiores de libre designación y remoción, conforme a los documentos de gestión de la entidad, a la Ley 28175 -Ley Marco del Empleo Público- y demás normativa sobre la materia, en tanto se implemente la Ley 30057, Ley del Servicio Civil, en las respectivas entidades.

b) El nombramiento en plaza presupuestada cuando se trate de magistrados del Poder Judicial y fiscales del Ministerio Público, profesores del Magisterio Nacional, así como del personal egresado de las escuelas de las Fuerzas Armadas y la Policía Nacional del Perú y de la Academia Diplomática y de los médicos cirujanos del Instituto de Medicina Legal y Ciencias Forenses del Ministerio Público.

c) La contratación para el reemplazo por cese, para la suplencia temporal de los servidores del Sector Público, o para el ascenso o promoción del personal, en tanto se implemente la Ley 30057, Ley del Servicio Civil, en los casos que corresponda. En el caso de los reemplazos por cese del personal, este comprende al cese que se hubiese producido a partir del año 2017, debiéndose tomar en cuenta que el ingreso a la administración pública se efectúa necesariamente por concurso público de méritos y sujeto a los documentos de gestión respectivos. Las plazas vacantes para el reemplazo por cese del personal que no cuenten con el financiamiento correspondiente son eliminadas del Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas. En el caso del ascenso o promoción del personal, las entidades deben tener en cuenta, previamente a la realización de dicha acción de personal, lo establecido en el inciso b) de la disposición transitoria tercera de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. En el caso de suplencia de personal, una vez que se reincorpore el titular de la plaza, los contratos respectivos quedan resueltos automáticamente.
El ascenso o promoción al que se refiere el presente inciso, para el caso de los docentes universitarios, solo es aplicable para aquellas universidades que se encuentren en proceso de constitución o hayan concluido con el proceso de adecuación del gobierno de la universidad pública, conforme a lo dispuesto en el artículo 29 y la disposición complementaria transitoria primera de la Ley 30220, Ley Universitaria.
Precísase que lo establecido en el presente inciso, no autoriza a las entidades públicas para contratar o nombrar personal en nuevas plazas que pudieran crearse.

d) El nombramiento en plaza presupuestada cuando se trate de docentes universitarios. Lo establecido en el presente inciso sólo es aplicable para aquellas universidades que se encuentren en proceso de constitución o hayan concluido con el proceso de adecuación del gobierno de la universidad pública, conforme a lo dispuesto en el artículo 29 y la disposición complementaria transitoria primera de la Ley 30220, Ley Universitaria, respectivamente.

e) La asignación de gerentes públicos, conforme a la correspondiente certificación de crédito presupuestario otorgada por la entidad de destino y de la Autoridad Nacional del Servicio Civil (Servir), con cargo al presupuesto institucional de dichos pliegos, y hasta la culminación del proceso de implementación de la Ley 30057, Ley del Servicio Civil, en las respectivas entidades.

f) La contratación en plaza validada y presupuestada de docentes universitarios en las universidades públicas que se encuentren en proceso de constitución o que hayan concluido con el proceso de adecuación del gobierno de la universidad pública conforme a lo dispuesto en el artículo 29 y la disposición complementaria transitoria primera de la Ley 30220, Ley Universitaria, respectivamente.

g) El nombramiento de los vocales y secretarios relatores del Tribunal Fiscal a los que se refiere el artículo 99 del Texto Único Ordenado del Código Tributario, aprobado por Decreto Supremo 133-2013-EF.

h) La contratación temporal del profesorado en instituciones educativas públicas de educación básica y educación técnico-productiva, en el marco de la Ley 30328, Ley que establece medidas en materia educativa y dicta otras disposiciones, y sus dispositivos complementarios, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.

i) La contratación temporal en plaza presupuestada de auxiliares de educación, conforme a lo establecido en la Ley 30493, Ley que regula la política remunerativa del auxiliar de educación en las instituciones educativas públicas, en el marco de la Ley 29944, Ley de Reforma Magisterial, y sus dispositivos complementarios, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.

j) La contratación temporal de docentes de las áreas de desempeño laboral de docencia y de gestión pedagógica en los institutos y escuelas de educación superior públicas, comprendidos bajo el alcance de la Ley 30512, Ley de Institutos y Escuelas de Educación Superior y de la Carrera Pública de sus Docentes, y en las escuelas de educación superior de formación artística públicas, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.

k) La contratación, bajo el régimen laboral de la actividad privada, de inspectores auxiliares, inspectores de trabajo y supervisores inspectores, de la Superintendencia Nacional de Fiscalización Laboral (Sunafil).

l) El ingreso de personal por mandato de sentencias judiciales en calidad de cosa juzgada.

8.2. Para la aplicación de los casos de excepción establecidos desde el inciso a) hasta el inciso l), es requisito que las plazas o puestos a ocupar se encuentren aprobados en el Cuadro de Asignación de Personal (CAP), en el Cuadro para Asignación de Personal Provisional (CAP Provisional) o en el Cuadro de Puestos de la Entidad (CPE), y en el Presupuesto Analítico de Personal (PAP), según corresponda, así como que las plazas o puestos a ocupar se encuentren registradas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas, y que cuenten con la respectiva certificación del crédito presupuestario.

Asimismo, previamente a la convocatoria de los concursos públicos cuando estos correspondan, en los supuestos de excepción establecidos desde el inciso a) hasta el inciso l), se debe contar con el informe favorable de la Oficina General de Presupuesto de la entidad que financiará el gasto, en el que se señale, entre otros aspectos, que dicha entidad cuenta con los créditos presupuestarios suficientes para financiar el referido gasto y su sostenibilidad en los años fiscales siguientes. Esta obligación resulta también aplicable al nombramiento de magistrados del Poder Judicial y de fiscales del Ministerio Público, a cargo del Consejo Nacional de la Magistratura, en cuyo caso se requiere informe favorable de la Oficina de Presupuesto del Poder Judicial y del Ministerio Público, respectivamente.

8.3. Adicionalmente, para el ascenso o promoción establecido en el inciso c) del numeral 8.1. en el caso de los profesores del Magisterio Nacional y docentes universitarios, para el nombramiento de docentes universitarios al que se refiere el inciso d) del numeral 8.1., así como para el nombramiento de magistrados del Poder Judicial y de fiscales del Ministerio Público, a cargo del Consejo Nacional de la Magistratura, previo a la realización de dichas acciones de personal, es necesario el informe favorable de la Dirección General de Presupuesto Público y el informe técnico de la Dirección General de Gestión Fiscal de los Recursos Humanos vinculado a la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público para el caso del Gobierno Nacional y los gobiernos regionales.

8.4. Dispónese, excepcionalmente, que, para el caso de los Programas de Intervención Temprana (PRITE) de Educación Básica Especial públicos, la evaluación y validación de las necesidades de las plazas de docentes de dichos programas por parte del Ministerio de Educación, a que se refiere el inciso h) del numeral 8.1, se efectúa sobre la base del padrón nominado de estudiantes remitido por los gobiernos regionales y validado por el Ministerio de Educación.

8.5. Dispónese, excepcionalmente, que para el caso de las instituciones educativas a las que se hace referencia en el inciso j) del numeral 8.1. del presente artículo, la evaluación y validación de las necesidades de las nuevas plazas por parte del Ministerio de Educación a que se refiere el artículo 16 de la Ley 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015, se efectúa sobre la base del padrón nominado de alumnos registrados en el sistema de información que administre el Ministerio de Educación o, en su defecto, sobre la base del padrón nominado de estudiantes remitido por los gobiernos regionales, y validado por el Ministerio de Educación.

8.6. Las disposiciones complementarias que resulten necesarias para la aplicación de lo dispuesto en los incisos c), d), f), h), i) y j) del numeral 8.1. del presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Educación, a propuesta de este último.

8.7. Las entidades públicas, independientemente del régimen laboral que las regule, no se encuentran autorizadas para efectuar gastos por concepto de horas extras.

Artículo 9. Medidas en materia de modificaciones presupuestarias en el nivel funcional programático

9.1. A nivel de pliego, la Partida de Gasto 2.1.1 "Retribuciones y Complementos en Efectivo" no puede habilitar a otras partidas de gasto ni ser habilitada, salvo las habilitaciones que se realicen dentro de la indicada partida en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Creación, desactivación, fusión o reestructuración de entidades.
b) Traspaso de competencias en el marco del proceso de descentralización.
c) Atención de sentencias judiciales con calidad de cosa juzgada.

d) Atención de deudas por beneficios sociales y compensación por tiempo de servicios.
e) Las modificaciones en el nivel funcional programático que se realicen hasta el 31 de enero del año 2019. Las solicitudes de informe favorable, en atención a lo regulado en el presente inciso, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 21 de enero de 2019.

Para la habilitación y anulación de la Partida de Gasto 2.1.1 "Retribuciones y complementos en efectivo" por aplicación de los casos indicados desde el inciso a) hasta el inciso e), se requiere del informe previo favorable de la Dirección General de Presupuesto Público, con opinión técnica favorable de la Dirección General de Gestión Fiscal de los Recursos Humanos, para el caso del Gobierno Nacional y los gobiernos regionales, vinculado a la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público; y, para el caso de los gobiernos locales, vinculado al costo y viabilidad de los conceptos que implican el uso de recursos públicos.

9.2. A nivel de pliego, la Partida de Gasto 2.2.1 "Pensiones" no puede ser habilitadora, salvo para las habilitaciones que se realicen dentro de la misma partida entre unidades ejecutoras del mismo pliego presupuestario, y para la atención de sentencias judiciales en materia pensionaria con calidad de cosa juzgada y el pago de los Bonos de Reconocimiento a cargo de la Oficina de Normalización Previsional, en estos últimos casos, previo informe favorable de la Dirección General de Presupuesto Público (DGPP), y de corresponder, sobre la base de la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público que debe remitir la Dirección General de Gestión Fiscal de los Recursos Humanos a la DGPP. Las solicitudes de informe favorable en atención a lo regulado en el presente numeral, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 15 de noviembre de 2019.

Lo dispuesto en el presente numeral entra en vigencia al día siguiente de la publicación de la presente ley.

9.3. Prohíbense las modificaciones presupuestarias en el nivel funcional programático con cargo a la Genérica del Gasto "Adquisición de Activos No Financieros", con el objeto de habilitar recursos para la contratación de personas bajo el Régimen Laboral Especial del Decreto Legislativo 1057.

La contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057 no es aplicable en la ejecución de inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentren bajo el ámbito de dicho sistema.

Asimismo, no pueden efectuarse modificaciones presupuestarias en el nivel funcional programático con cargo a las partidas de gasto vinculadas al mantenimiento de infraestructura, con el objeto de habilitar recursos destinados al financiamiento de contratos bajo el Régimen Laboral Especial del Decreto Legislativo 1057 no vinculados a dicho fin.

9.4. A nivel de pliego, las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios", 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S." y 2.3.2 8.1 4 "Aguinaldos de C.A.S." no pueden habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales ni ser habilitadas, salvo las habilitaciones que se realicen entre o dentro de las indicadas específicas en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego, quedando, solo para dicho fin, exonerado de lo establecido en el numeral 9.5 del presente artículo. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Creación, desactivación, fusión o reestructuración de entidades.
b) Traspaso de competencias en el marco del proceso de descentralización.
c) La habilitación de la Específica del Gasto 2.3.2 8.1 5 "Vacaciones truncas de C.A.S.".
d) Las modificaciones en el nivel funcional programático que se realicen hasta el 29 de marzo del año 2019. Las solicitudes de informe favorable, en atención a lo regulado en el presente inciso, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 15 de marzo de 2019.

Las entidades del Gobierno Nacional y los gobiernos regionales, para las habilitaciones o anulaciones de las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios", 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S." y 2.3.2 8.1 4 "Aguinaldos de C.A.S." por aplicación de los casos indicados en los incisos a), b) y d) del presente numeral, requieren del informe previo favorable de la Dirección General de Presupuesto Público (DGPP), sobre la base de la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público que debe remitir la Dirección General de Gestión Fiscal de los Recursos Humanos a la DGPP.

9.5. Los créditos presupuestarios destinados al pago de las cargas sociales no pueden ser destinados a otras finalidades, bajo responsabilidad.

9.6. Prohíbese, durante el Año Fiscal 2019, a los pliegos Ministerio de Defensa y Ministerio del Interior efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.1 3. "Combustibles, Carburantes, Lubricantes y Afines", 2.3.1 1. 1 1 "Alimentos y Bebidas para consumo humano" y 2.3.2 7. 11 5 "Servicios de alimentación de consumo humano" con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen en la indicada partida entre las unidades ejecutoras del mismo pliego.

9.7. Prohíbese, durante el Año Fiscal 2019, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.1.6 (repuestos y accesorios), 2.3.1.11 (suministros para mantenimiento y reparación) y 2.3.2.4 (servicios de mantenimiento, acondicionamiento y reparaciones), con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

Para el caso de los programas presupuestales, lo establecido en el presente numeral no le es aplicable si se han alcanzado las metas físicas programadas de los indicadores de producción física de actividad, a las que se refiere el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Para el caso de los gobiernos locales, quedan exceptuados de lo dispuesto por el primer párrafo del presente numeral, únicamente, para habilitar la Partida de Gasto 2.4 Donaciones y Transferencias, de sus respectivos presupuestos institucionales. Los recursos de dicha partida de gasto habilitada deben ser transferidos financieramente por cada gobierno local a favor de sus Institutos Viales Provinciales (IVP), conforme a lo dispuesto en el acápite f.4 del inciso f del numeral 16.1 del artículo 16 de la presente ley.

9.8. Prohíbese, durante el Año Fiscal 2019, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.2 2.1 (servicios de energía eléctrica, agua y gas) y 2.3.2 2.2 (servicios de telefonía e internet), con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

9.9. Prohíbese, durante el Año Fiscal 2019, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con el fin de habilitar la Partida de Gasto 2.6.3.1.1 1 Para Transporte Terrestre de sus presupuestos institucionales, salvo las habilitaciones que se realicen en la indicada partida entre unidades ejecutoras del mismo pliego con cargo a las anulaciones en la misma partida a nivel de pliego.

9.10. Prohíbese, durante el Año Fiscal 2019, a los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales, a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.2.7.1 "Servicios de Consultorías, Asesorías y Similares Desarrollados Por Personas Jurídicas", 2.3.2.7.2 "Servicios de Consultorías, Asesorías y Similares Desarrollados por Personas Naturales", y, 2.3.2.2.4 "Servicio de Publicidad, Impresiones, Difusión e Imagen Institucional", con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

El Presidente del Consejo de Ministros, antes del 30 de marzo del 2019, expone ante la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, la ejecución presupuestal del Año Fiscal 2018 y el Presupuesto Institucional de Apertura del Año Fiscal 2019, de los pliegos del Gobierno Nacional correspondientes a las Partidas de Gasto 2.3.2.7.1: Servicios de Consultorías, Asesorías y Similares Desarrollados Por Personas Jurídicas; 2.3.2.7.2: Servicios de Consultorías, Asesorías y Similares Desarrollados por Personas Naturales; y, 2.3.2.2.4: Servicio de Publicidad, Impresiones, Difusión e Imagen Institucional.

9.11. A nivel de pliego de las entidades del Gobierno Nacional y los gobiernos regionales, las Específicas del Gasto 2.1. 1 9. 3 98 Otros Gastos de Personal 2.22. 1 1. 2 98 Otros Gastos en Pensiones, 2.3. 2 8. 1 99 Otro Gastos C.A.S. y 2.3.2 7. 5 99 Otros Gastos, no pueden habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales ni ser habilitadas, salvo las anulaciones que se efectúen con cargo a los recursos de dichas específicas del gasto previo informe favorable de la Dirección General de Presupuesto Público, con opinión técnica favorable de la Dirección General de Gestión Fiscal de los Recursos Humanos vinculado a la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público para el caso del Gobierno Nacional y los gobiernos regionales. Para tal fin, los pliegos del Gobierno Nacional y los gobiernos regionales, quedan exceptuados de lo dispuesto en los numerales 9.1 y 9.4 del artículo 9 de la presente Ley, y en el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. La presente medida implica también la prohibición de ejecutar gasto en las referidas Específicas de Gasto.

Dichas modificaciones presupuestarias solo se pueden efectuar hasta el 30 de junio de 2019. Las solicitudes de informe favorable en atención a lo regulado en el presente numeral, sólo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 14 de junio de 2019.

Cumplido el plazo antes señalado, autorízase al Poder Ejecutivo para aprobar modificaciones presupuestarias en el nivel institucional a favor de la Reserva de Contingencia a la que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, con cargo a los recursos asignados en el presupuesto institucional de las entidades del Gobierno Nacional y los gobiernos regionales en las Específicas del Gasto 2.1. 1 9. 3 98 Otros Gastos de Personal, 2.22. 1 1. 2 98 Otros Gastos en Pensiones, 2.3. 2 8. 1 99 Otro Gastos C.A.S. y 2.3.2 7. 5 99 Otros Gastos, por la fuente de financiamiento Recursos Ordinarios, que no hubieran sido objeto de anulación.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, y para el caso de los gobiernos regionales es refrendado por el Presidente del Consejo de Ministros y el ministro de Economía y Finanzas.

Artículo 10. Medidas en materia de bienes y servicios

10.1. Durante el Año Fiscal 2019, los viajes al exterior de los servidores o funcionarios públicos y representantes del Estado con cargo a recursos públicos deben realizarse en categoría económica, pudiendo exceptuarse a los funcionarios señalados en el artículo 52 de la Ley 30057, Ley del Servicio Civil, siempre que el tiempo de viaje sea mayor a ocho (8) horas o cuando la estancia sea menor a cuarenta y ocho (48) horas.

La autorización para viajes al exterior de las personas señaladas en el párrafo precedente se aprueba conforme a lo establecido en la Ley 27619, Ley que regula la autorización de viajes al exterior de servidores y funcionarios públicos, y sus normas reglamentarias.

10.2. Establécese que el monto máximo por concepto de honorarios mensuales es el tope de ingresos señalado en el artículo 2 del Decreto de Urgencia 038-2006 para la contratación por locación de servicios que se celebre con personas naturales, de manera directa o indirecta, y para la contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057, regulado por el Decreto Legislativo 1057 y modificatorias. Dicho monto máximo no es aplicable para la contratación de abogados y peritos independientes para la defensa del Estado en el exterior, así como para el personal contratado en el marco de la Ley 29806, Ley que regula la contratación de personal altamente calificado en el Sector Público y dicta otras disposiciones, y sus normas complementarias.

10.3. En ningún caso, el gasto mensual por servicios de telefonía móvil, servicio de comunicaciones personales (PCS) y servicio de canales múltiples de selección automática (troncalizado) puede exceder al monto resultante de la multiplicación del número de equipos por S/ 200,00 (DOSCIENTOS Y 00/100 SOLES). Considérase, dentro del referido monto, el costo por el alquiler del equipo, así como al valor agregado al servicio, según sea el caso.

La oficina general de administración de la entidad o la que haga sus veces, establece, mediante directiva, los montos que se cubren por equipo sujeto al gasto mensual antes señalado.

La diferencia de consumo en la facturación es abonada por el funcionario o servidor que tenga asignado el equipo conforme al procedimiento que se establezca en la mencionada directiva. No puede asignarse más de un equipo por persona. Al Presidente de la República, titulares de los poderes del Estado y ministros, no les son aplicables la restricción de gasto señalada en el primer párrafo del presente numeral.

10.4. Prohíbese la adquisición de vehículos automotores, salvo en los casos de pérdida total del vehículo, adquisiciones de ambulancias, vehículos de rescate y autobombas; vehículos destinados a la limpieza pública, seguridad ciudadana y seguridad interna; vehículos destinados al servicio de alerta permanente y a la asistencia humanitaria ante desastres; vehículos para el desplazamiento de los fiscales del Ministerio Público que involucra el proceso de investigación fiscal; vehículos para los Órganos del Servicio Exterior de la República creados en los años fiscales 2017 y 2018; vehículos para al patrullaje, vigilancia, monitoreo, supervisión y fiscalización del sector ambiental, en el marco del Decreto Legislativo 1013; y vehículos para las Unidades de Protección Especial de la Dirección General de Niñas establecidas en el Decreto Legislativo 1297 y su Reglamento, aprobado por Decreto Supremo 001-2018-MIMP; vehículos destinados a las intervenciones de control gubernamental a nivel nacional realizados por la Contraloría General de la República; y, para la atención inmediata y urgente de casos de violencia contra la mujer y los integrantes del grupo familiar en el marco de la Ley 30364, Ley para prevenir, sancionar y erradicar la violencia contra las mujeres y los integrantes del grupo familiar, y su Reglamento, aprobado por Decreto Supremo 009-2016-MIMP. Asimismo, están exentos de esta prohibición los casos de adquisiciones que se realicen para la consecución de las metas de los proyectos de inversión y la renovación de los vehículos automotores que tengan una antigüedad igual o superior a diez (10) años.

La adquisición de vehículos automotores señalados se realiza con cargo a los recursos del presupuesto institucional de las entidades respectivas, por cualquier fuente de financiamiento y conforme a la normatividad vigente, y solo puede efectuarse previa autorización del titular del pliego mediante resolución de dicha autoridad, que se publica en el portal institucional de la entidad respectiva. Esta facultad del titular de pliego es indelegable.

Para la aplicación de los supuestos de excepción previstos en el presente numeral, las entidades respectivas quedan exceptuadas de lo establecido en el numeral 9.9. del artículo 9.

10.5. En materia de uso de vehículos, establécese que la asignación exclusiva de vehículos automotores para altos funcionarios en actividad, en el caso de entidades del Gobierno Nacional, es únicamente para uso oficial de los ministros, viceministros, secretarios generales, jefes de gabinete y titulares de pliego de entidades del Gobierno Nacional, y que al momento de entrada en vigencia de la presente ley cuentan con la autorización correspondiente. Para el resto de personal de las entidades del Gobierno Nacional, pueden hacer uso de los vehículos automotores de la flota de la respectiva entidad para el cumplimiento de sus funciones.

Las entidades constitucionalmente autónomas, las Fuerzas Armadas y Policía Nacional del Perú, los gobiernos regionales y los gobiernos locales adoptan medidas de austeridad en materia de uso de vehículos, las cuales deben ser aprobadas mediante resolución de su titular, dentro de los diez (10) días hábiles siguientes contados a partir de la vigencia de la presente norma. Dicha resolución se publica en el portal institucional de las referidas entidades.

Artículo 11. Medidas para el personal militar y policial de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú

11.1. Dispónese que las altas del personal militar y policial de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú se efectúan en una única oportunidad al año y en el primer trimestre del año, previo informe favorable de la Oficina de Presupuesto, o la que haga sus veces, en las entidades respectivas.

Asimismo, las instituciones armadas y la Policía Nacional del Perú deben informar al Ministerio de Defensa y al Ministerio del Interior, respectivamente, en el mes de febrero, la cantidad de altas estimadas que se proyectan para el primer trimestre de los siguientes tres años, así como los códigos de las plazas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público en el caso de las altas estimadas para el siguiente año, a efectos de que dichos ministerios consideren la referida información para las fases de programación y formulación presupuestarias.

11.2. Asimismo, dispónese que, para efectuar el pago de los ingresos que correspondan a la situación de alta, se requiere que, antes del 30 de abril de 2019, se hayan realizado las anulaciones de los códigos de plaza de los alumnos que egresan de las escuelas militares y policiales, así como la creación de los códigos de plaza para los efectivos policiales y militares en situación de alta en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público.

11.3. Los procesos para la situación de alta y de baja del personal militar y policial de las Fuerzas Armadas y de la Policía Nacional del Perú se sujetan al presupuesto institucional del Ministerio de Defensa y del Ministerio del Interior, según corresponda. Para tal efecto, ambos ministerios emiten, de resultar necesario, disposiciones internas a fin de adecuar los procesos antes mencionados a lo dispuesto en la presente disposición.

Las Fuerzas Armadas y la Policía Nacional del Perú deben informar, en el mes de enero de 2019, el listado de los códigos de plaza creados y anulados el año anterior, así como el uso del presupuesto involucrado en esas acciones, de acuerdo con los lineamientos que para tal efecto emita la Dirección General de Presupuesto Público.

11.4. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2019, se han asignado recursos al pliego Ministerio del Interior hasta por la suma de S/ 14 597 764,00 (CATORCE MILLONES QUINIENTOS NOVENTA Y SIETE MIL SETECIENTOS SESENTA Y CUATRO Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, exclusivamente, para el financiamiento de las altas del personal policial de las escuelas de la Policía Nacional del Perú. Dichos recursos no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el presente numeral.

11.5. El cumplimiento de lo dispuesto en el presente artículo se efectúa bajo responsabilidad del titular de la entidad.

11.6. Déjase en suspenso las disposiciones que se opongan a lo establecido en el presente artículo o limiten su aplicación.

Artículo 12. Medida en gastos de inversión

12.1. Con el propósito de asegurar la sostenibilidad de la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentren bajo el ámbito de dicho sistema, dispónese que las entidades del Gobierno Nacional, los gobiernos regionales y gobiernos locales, bajo responsabilidad del titular del pliego, pueden efectuar modificaciones presupuestarias en el nivel funcional programático, siempre que no impliquen la anulación de créditos presupuestarios en las referidas inversiones y proyectos que se encuentren en etapa de ejecución, previa opinión favorable de la Oficina de Programación Multianual de Inversiones de cada entidad, o la que haga sus veces. En el caso de inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentren bajo el ámbito de dicho sistema, con i) monto total actualizado de la inversión sea superior a los S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES), ii) inversiones enmarcadas en el mecanismo de Obras por Impuestos, y iii) los recursos correspondientes a las contrapartidas de las inversiones financiadas con recursos provenientes de operaciones de endeudamiento externo, las referidas modificaciones presupuestarias deben contar, además, con opinión favorable de la Dirección General de Presupuesto Público, conforme a los criterios y condiciones establecidos por la citada Dirección General.

En el caso de las entidades del Gobierno Nacional y gobiernos regionales, los créditos presupuestarios materia de la modificación presupuestaria solo pueden habilitar inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y proyectos que no se encuentren bajo el ámbito de dicho sistema, que cuenten con expediente técnico o estudio definitivo que hayan sido registradas en la respectiva cartera de inversiones del Programa Multianual de Inversiones correspondiente, y cuyo monto total de dichas inversiones no exceda el monto que ha sido materia de anulación.

12.2. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2019, se han asignado hasta por la suma de S/ 2 763 413 130,00 (DOS MIL SETECIENTOS SESENTA Y TRES MILLONES CUATROCIENTOS TRECE MIL CIENTO TREINTA Y 00/100 SOLES) en los gobiernos regionales y los gobiernos locales, por las fuentes de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito, destinados, exclusivamente, al financiamiento para la continuidad de la ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de los proyectos que no se encuentren bajo el ámbito de dicho Sistema Nacional, a los que se les transfirieron recursos conforme a los artículos 13 y 14 de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018, así como a la disposición complementaria final sexagésima sétima de la mencionada ley a través de los Decretos Supremos 149-2018-EF y 150-2018-EF, de acuerdo con el Anexo I de la presente ley.

Los recursos a los que se refiere el presente numeral 12.2 no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el presente artículo.

Excepcionalmente, los gobiernos regionales y los gobiernos locales solo pueden efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a los recursos a los que se refiere el presente numeral, para lo cual deben contar previamente con la opinión favorable de la entidad del Gobierno Nacional que le transfirió recursos en el Año Fiscal 2018 conforme a los artículos 13 y 14 de la Ley 30693, así como a la disposición complementaria final sexagésima sétima de la mencionada ley a través de los Decretos Supremos 149-2018-EF y 150-2018-EF, y de la Dirección General de Presupuesto Público.

Las entidades del Gobierno Nacional que habilitaron recursos durante el Año Fiscal 2018 para las inversiones a las que se refiere el presente numeral son responsables de la verificación y seguimiento de la ejecución de los recursos asignados a los gobiernos regionales y gobiernos locales en el Año Fiscal 2019 para dichos fines, lo que incluye el avance físico y financiero de los recursos. Para tal fin, los gobiernos regionales y los gobiernos locales informan a la entidad del Gobierno Nacional correspondiente de los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o las disposiciones contenidas en los convenios y/o adendas correspondientes.

12.3. La Dirección General de Presupuesto Público puede aprobar, de ser necesario, lineamientos para la mejor aplicación del presente artículo.

CAPÍTULO III
OTRAS DISPOSICIONES PARA EJECUCIÓN DEL GASTO PÚBLICO

Artículo 13. Proyectos de inversión pública con financiamiento del Gobierno Nacional

13.1. Autorízase, en el Año Fiscal 2019, a las entidades del Gobierno Nacional que cuenten con recursos públicos asignados en su presupuesto institucional para la ejecución en los gobiernos regionales o los gobiernos locales de las inversiones del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de los proyectos que no se encuentren bajo el ámbito de dicho sistema, por la fuente de financiamiento Recursos Ordinarios, para aprobar modificaciones presupuestarias en el nivel institucional, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, a propuesta de este último, previa suscripción de convenio y conforme a los lineamientos a que se refiere el numeral 13.7. Los decretos supremos que aprueban las transferencias de recursos en el marco del presente artículo se publican hasta el 29 de marzo de 2019. Las propuestas de decreto supremo correspondientes solo pueden ser presentadas al Ministerio de Economía y Finanzas, hasta el 8 de marzo de 2019.

Excepcionalmente, en el caso de que la inversión sea ejecutada por empresas públicas, los recursos son transferidos financieramente, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, a propuesta de este último, en cualquier fuente de financiamiento, previa suscripción de convenio, los cuales se administran en las cuentas del tesoro público, conforme a lo que disponga la Dirección General del Tesoro Público.

Adicionalmente, de forma excepcional, en caso de que la inversión sea ejecutada por empresas del Estado bajo el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (Fonafe), los recursos se transfieren financieramente, a través de decreto supremo refrendado por el ministro de Economía y Finanzas, en cualquier fuente de financiamiento, previa suscripción de convenio, los cuales se administran en las cuentas del tesoro público, conforme a lo que disponga la Dirección General del Tesoro Público, y pueden ser considerados aporte de capital del Estado, emitiéndose las acciones correspondientes en el marco de la Ley 27170, Ley del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado.

En el caso de los proyectos de inversión en saneamiento y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en saneamiento, que los gobiernos regionales o los gobiernos locales ejecuten en el ámbito de una empresa prestadora de servicios de saneamiento (EPS), los recursos previstos para su supervisión son transferidos por el Ministerio de Vivienda, Construcción y Saneamiento (MVCS) a esta última, conforme al mecanismo previsto en el segundo párrafo del presente numeral. La EPS debe supervisar la ejecución del proyecto de inversión y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación, e informar trimestralmente al MVCS.

13.2. Las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y proyectos que no se encuentran bajo el ámbito de dicho sistema, cuyo financiamiento sea propuesto en el marco de este artículo, deben contar con la opinión favorable de la Oficina de Programación Multianual de Inversiones del sector o la que haga sus veces sobre el cumplimiento de las normas técnicas y criterios de priorización del sector, y respecto a su registro en la Cartera de Inversiones del Programa Multianual de Inversiones del sector.

Para el caso de las referidas inversiones y proyectos que no cuenten con estudio definitivo o expediente técnico, la transferencia de recursos se efectúa solo para financiar este fin, siempre que estén registradas en la Cartera de Inversiones del respectivo Programa Multianual de Inversiones y cuenten con opinión favorable de la Oficina de Programación Multianual de Inversiones del sector, o la que haga sus veces, sobre el cumplimiento de las normas técnicas y criterios de priorización del sector.

13.3. Las Unidades Ejecutoras de Inversión (UEI) de los sectores, o las que hagan sus veces, que transfieran recursos en el marco del presente artículo son responsables de la verificación y seguimiento, lo que incluye el avance físico y financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución física de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, así como de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, según corresponda, debiendo remitir trimestralmente dicha información a la Oficina de Programación Multianual de Inversiones del sector respectivo o la que haga sus veces.

13.4. Las entidades del Gobierno Nacional que hayan transferido recursos en el marco del artículo 13 de la Ley 30693 y del presente artículo emiten un informe técnico sobre el avance físico y financiero de la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y proyectos que no se encuentran bajo el ámbito de dicho sistema financiadas. Este informe se publica en los portales institucionales de dichas entidades hasta febrero de 2019 y febrero de 2020, según corresponda.

13.5. Las entidades del Gobierno Nacional que transfieran recursos a los gobiernos regionales o a los gobiernos locales para la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y proyectos que no se encuentran bajo el ámbito de dicho sistema en el marco del presente artículo deben considerar en la programación de sus respectivos presupuestos institucionales, correspondientes a los años fiscales subsiguientes, bajo responsabilidad del titular, los recursos necesarios que garanticen la continuidad de la ejecución de las inversiones y proyectos antes mencionados, hasta su culminación, en el marco del cumplimiento de los convenios suscritos, a fin de orientar dichos recursos al presupuesto de los gobiernos regionales y gobiernos locales, de corresponder.

Las entidades del Gobierno Nacional deben remitir al Ministerio de Economía y Finanzas, hasta el 12 de abril de 2019, el detalle de los recursos que se deben programar para el Año Fiscal 2020 que garantice la sostenibilidad del financiamiento de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho sistema, financiados en el marco del presente artículo, consignando el monto ejecutable en dicho año fiscal.

13.6. Cada pliego presupuestario del Gobierno Nacional que transfiera recursos en el marco del presente artículo es responsable de la viabilidad técnica y la determinación del monto objeto de la transferencia, el mismo que debe corresponder al que se ejecutará en el respectivo año fiscal, debiéndose tener en cuenta la oportuna culminación de la inversión bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentran bajo el ámbito de dicho sistema, bajo responsabilidad del titular del pliego.

Artículo 14. Proyectos e inversiones financiados con recursos de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito

14.1. Autorízase, en el Año Fiscal 2019, a las entidades del Gobierno Nacional que cuenten con recursos públicos asignados en su presupuesto institucional, para la ejecución en los gobiernos regionales o los gobiernos locales de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y proyectos que no se encuentran bajo el ámbito de dicho sistema, por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para aprobar modificaciones presupuestarias en el nivel institucional, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, a propuesta de este último, previa suscripción de convenio.

Los decretos supremos que aprueben las transferencias de recursos en el marco del presente artículo se publican hasta el 29 de marzo de 2019. Las propuestas de decreto supremo correspondientes solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 8 de marzo de 2019.

14.2. Las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y proyectos que no se encuentren bajo el ámbito de dicho sistema, cuyo financiamiento sea propuesto en el marco de este artículo, deben contar con la opinión favorable de la Oficina de Programación Multianual de Inversiones del sector, o la que haga sus veces, sobre el cumplimiento de las normas técnicas y criterios de priorización del sector, y respecto a su registro en la Cartera de Inversiones del Programa Multianual de Inversiones del sector.

14.3. Las Unidades Ejecutoras de Inversión (UEI) de los sectores, o las que hagan sus veces, que transfieren recursos en el marco del presente artículo son responsables de la verificación y seguimiento, lo que incluye el avance físico y financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución física de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, así como de los proyectos que no se encuentren bajo el ámbito de dicho Sistema Nacional, según corresponda, debiendo remitir trimestralmente dicha información a la respectiva Oficina de Programación Multianual de Inversiones del sector o la que haga sus veces. En el citado convenio se establece, además, la responsabilidad por parte del titular del pliego receptor de las transferencias, respecto de la correcta utilización de los recursos transferidos, no siendo aplicable el numeral 36.1 del artículo 36 del Decreto Legislativo 1437, Decreto Legislativo del Sistema Nacional de Endeudamiento Público.

14.4. Las entidades del Gobierno Nacional que hayan transferido recursos en el marco del artículo 14 de la Ley 30693 y del presente artículo, emiten un informe técnico sobre el avance físico y financiero de la ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional financiados, así como el alineamiento al cierre de brechas. Este informe se publica en los portales institucionales de dichas entidades hasta febrero de 2019 y febrero de 2020, según corresponda.

14.5. Las entidades del Gobierno Nacional que transfieran recursos a los gobiernos regionales o a los gobiernos locales para la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho sistema, en el marco del presente artículo, deben considerar en la programación de sus respectivos presupuestos institucionales, correspondientes a los años fiscales subsiguientes, bajo responsabilidad del titular, y de corresponder, los recursos necesarios que garanticen la continuidad de la ejecución de las inversiones y proyectos antes mencionados, hasta su culminación en el marco del cumplimiento de los convenios suscritos, a fin de orientar dichos recursos al presupuesto de los gobiernos regionales y gobiernos locales, de corresponder.

Las entidades del Gobierno Nacional deben remitir al Ministerio de Economía y Finanzas, hasta el 12 de abril de 2019, el detalle de los recursos que se deben programar para el Año Fiscal 2020 que garantice la sostenibilidad del financiamiento de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho sistema, financiadas en el marco del presente artículo, consignando el monto ejecutable en dicho año fiscal.

14.6. Las modificaciones presupuestarias en el nivel institucional que se aprueben en el marco del presente artículo no pueden financiar el estudio definitivo o expediente técnico.

14.7. Lo dispuesto en el presente artículo se aplica a los recursos provenientes de las operaciones de endeudamiento determinadas por la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas, mediante resolución directoral.

14.8. Cada pliego presupuestario del Gobierno Nacional, que transfiere recursos en el marco de la presente disposición, es responsable de la viabilidad técnica y la determinación del monto objeto de la transferencia, el mismo que debe corresponder al que se ejecutará en el respectivo año fiscal, debiéndose tener en cuenta la oportuna culminación de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran en el ámbito de dicho sistema, bajo responsabilidad del titular del pliego.

Artículo 15. Autorización para otorgar constancia respecto a la previsión de recursos

15.1. Autorízase, durante el Año Fiscal 2019, a los gobiernos regionales y gobiernos locales que reciban recursos de pliegos del Gobierno Nacional, en el marco de lo establecido en los artículos 13 y 14 de la presente ley, a convocar procedimientos de selección en el caso de ejecuciones contractuales que superen el año fiscal, para otorgar de forma previa a la convocatoria del procedimiento de selección una constancia respecto a la previsión de recursos correspondientes al valor referencial de dicha convocatoria. La citada constancia debe señalar el monto de los recursos previstos en el convenio que se menciona en los referidos artículos, el cual debe estar suscrito en el presente año fiscal; asimismo, debe señalar las metas previstas y la fuente de financiamiento con cargo a la cual se atenderá su financiamiento.

15.2. Previamente al otorgamiento de la buena pro, se debe contar con la certificación de crédito presupuestario emitida por la oficina de presupuesto, o la que haga sus veces, sobre la existencia de crédito presupuestario suficiente, orientado a la ejecución del gasto en el año fiscal en que se ejecutará el contrato, bajo responsabilidad del titular de la entidad. Para tal efecto, el comité de selección o la oficina a cargo del procedimiento de selección, según corresponda, antes de otorgar la buena pro, debe solicitar a la oficina de presupuesto de la entidad o a la que haga sus veces, la referida certificación.

Artículo 16. Transferencias financieras permitidas entre entidades públicas durante el Año Fiscal 2019

16.1. Autorízase, en el presente Año Fiscal, la realización, de manera excepcional, de las siguientes transferencias financieras entre entidades, conforme se detalla a continuación:

a) Las referidas:

    i. al Ministerio de Justicia y Derechos Humanos con cargo a los recursos que custodia y administra el Programa Nacional de Bienes Incautados (Pronabi).

    ii. al Ministerio de Justicia y Derechos Humanos para la operatividad del Plan Integral de Reparaciones (PIR).

    iii. al Ministerio de Trabajo y Promoción del Empleo para el Programa para la Generación de Empleo Social Inclusivo "Trabaja Perú", a favor de gobiernos regionales y gobiernos locales.

    iv. al Ministerio de Vivienda, Construcción y Saneamiento para el Fondo MIVIVIENDA S.A., para las empresas prestadoras de servicios de saneamiento.

    v. a la Comisión Nacional para el Desarrollo y Vida sin Drogas (Devida) en el marco de los Programas Presupuestales: "Programa de Desarrollo Alternativo Integral y Sostenible - PIRDAIS", "Prevención y Tratamiento del Consumo de Drogas" y "Gestión Integrada y Efectiva del Control de Oferta de Drogas en el Perú".

    vi. al Ministerio de Salud para proteger, recuperar y mantener la salud de las personas y poblaciones afectadas por situaciones de epidemias y emergencias sanitarias que cumplan con los supuestos establecidos en el artículo 6 del Decreto Legislativo 1156, Decreto Legislativo que dicta medidas destinadas a garantizar el servicio público de salud en los casos en que exista un riesgo elevado o daño a la salud y la vida de las poblaciones.

    vii. al Ministerio del Ambiente para el financiamiento de las acciones para el Fortalecimiento del Sistema Nacional de Gestión Ambiental, en el marco de lo dispuesto en la disposición complementaria final segunda de la Ley 29325, Ley del Sistema Nacional de Evaluación y Fiscalización Ambiental.

    viii. al Ministerio de Transportes y Comunicaciones a favor del Ministerio de Vivienda, Construcción y Saneamiento para las tasaciones a cargo de la Dirección de Construcción de la Dirección General de Políticas y Regulación en Construcción y Saneamiento de los predios afectados por la construcción, rehabilitación y mejoramiento de infraestructura de transportes.

    ix. al Seguro Integral de Salud (SIS) para el financiamiento del costo de las prestaciones de salud brindadas a los asegurados al SIS.

    x. al Organismo Técnico de la Administración de los Servicios de Saneamiento (OTASS), para las Empresas Prestadoras de Servicios de Saneamiento.

    xi. Las que realicen los Gobiernos Locales Provinciales a favor de las Sociedades de Beneficencia cuyas funciones y competencias han sido transferidas por el Ministerio de la Mujer y Poblaciones Vulnerables, en el marco del proceso de descentralización, como apoyo para el pago de remuneraciones y pensiones.

b) Las que se efectúen en aplicación de la Ley 29768, Ley de Mancomunidad Regional, y modificatorias. Para la aplicación de lo dispuesto por el artículo 10 de la mencionada ley, las transferencias de recursos se efectúan sólo a través de los gobiernos regionales en el marco de lo establecido por el presente inciso.

c) Las que realice el Ministerio de la Mujer y Poblaciones Vulnerables a favor de las sociedades de beneficencia pública que se encuentran bajo su ámbito, como apoyo para el pago de remuneraciones y pensiones.

d) Las que se realicen para el cumplimiento de los compromisos pactados en los convenios de cooperación internacional reembolsables y no reembolsables, y las operaciones oficiales de crédito, celebrados en el marco de la normatividad vigente.

e) Las que se realicen para el financiamiento y cofinanciamiento de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, y el mantenimiento de carreteras y de infraestructura de saneamiento, entre los niveles de gobierno subnacional y de estos al Gobierno Nacional, previa suscripción del convenio respectivo. Las transferencias de recursos que se efectúen en el marco del presente inciso solo se autorizan hasta el segundo trimestre del año 2019, debiéndose emitir el acuerdo de consejo regional o concejo municipal, según corresponda, dentro del plazo antes mencionado.

f) Las que efectúen los gobiernos locales para las acciones siguientes:

    f.1. Las acciones que se realicen en el marco de programas sociales, conforme a las disposiciones legales vigentes para dichos programas.

    f.2. Las acciones que se realicen en aplicación de la Ley 29029, Ley de la Mancomunidad Municipal, y modificatorias.

    f.3. La prestación de los servicios públicos delegados a las municipalidades de centros poblados, según el artículo 133 de la Ley 27972, Ley Orgánica de Municipalidades.

    f.4. La prestación de servicios y el mantenimiento de la infraestructura vial de su competencia, a cargo de sus organismos públicos.

    f.5. Las que se realicen por la imposición de papeletas por infracciones al Reglamento Nacional de Tránsito, a favor del Ministerio del Interior, conforme al artículo 13 de la Ley 28750.

    f.6. A favor de las entidades prestadoras de servicios de saneamiento (EPS), para financiar gastos de mantenimiento, equipamiento e infraestructura de saneamiento.

g) Las que realicen los gobiernos regionales y los gobiernos locales a favor de las empresas prestadoras de servicios de saneamiento (EPS) de sus respectivos ámbitos, para el financiamiento o cofinanciamiento de inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentran bajo el ámbito de dicho sistema, de saneamiento, así como para la supervisión de los proyectos e inversiones antes mencionadas que los gobiernos regionales y gobiernos locales ejecuten en el ámbito de prestación de dicha EPS.

h) Las que realice el Ministerio de Energía y Minas:

i. A favor de los gobiernos regionales, cuyos recursos son destinados a financiar exclusivamente, a las direcciones o gerencias regionales de Energía y Minas de dichos gobiernos regionales para el fortalecimiento de la capacidad de gestión regional en el ejercicio de las funciones en materia minero energética, en el marco del proceso de descentralización, hasta por el monto de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES).

ii. A favor de los gobiernos regionales con el objeto de fortalecer el proceso de formalización minera integral en las regiones, hasta por el monto de S/ 7 500 000,00 (SIETE MILLONES QUINIENTOS MIL Y 00/100 SOLES).

iii. A favor del Instituto Peruano de Energía Nuclear (IPEN) hasta por el monto de S/ 14 270 094,00 (CATORCE MILLONES DOSCIENTOS SETENTA MIL NOVENTA Y CUATRO Y 00/100 SOLES), que se destinan para:

iii.1 El pago del seguro de riesgo nuclear y al Organismo Internacional de Energía Atómica (OIEA); la mejora de la fiscalización en cumplimiento de la Ley 28028, Ley de regulación del uso de fuentes de radiación ionizante; fortalecimiento del sistema de seguridad y mejora de infraestructura física e informática para la atención de usuarios en el Centro Nuclear y de la OTAN, hasta por la suma de S/ 3 835 000,00 (TRES MILLONES OCHOCIENTOS TREINTA Y CINCO MIL Y 00/100 SOLES).

iii.2 El reemplazo de equipos y sistemas para garantizar la continuidad de la producción de radiofármacos en la planta de producción, el funcionamiento de laboratorios y actividades especializadas, hasta por el monto de S/ 3 103 294,00 (TRES MILLONES CIENTO TRES MIL DOSCIENTOS NOVENTA Y CUATRO Y 00/100 SOLES).

iii.3 La repotenciación de los sistemas de operación del RP-10 para extensión de la vida útil, fortalecimiento de los sistemas de vigilancia en protección radiológica y sistema de seguridad y salud en el trabajo; y actividades especializadas del Centro Nuclear, hasta por la suma de S/ 6 352 000,00 (SEIS MILLONES TRESCIENTOS CINCUENTA Y DOS MIL Y 00/100 SOLES).

iii.4 Fortalecimiento de la capacidad regulatoria para la explotación segura de la minería de uranio en Perú (Etapa: Preparación), hasta por la suma de S/ 979 800,00 (NOVECIENTOS SETENTA Y NUEVE MIL OCHOCIENTOS Y 00/100 SOLES).

iv. A favor del Ministerio de Cultura, hasta por la suma de S/ 1 900 000,00 (UN MILLÓN NOVECIENTOS MIL Y 00/100 SOLES), conforme a los términos que se acuerden entre ambos sectores, de ser el caso, para financiar los gastos que irroguen las actividades de identificación de pueblos indígenas u originarios y sus organizaciones territoriales en ámbitos de su interés, así como su acompañamiento técnico en los procesos de consulta previa, que se realicen a solicitud del Ministerio de Energía y Minas, de conformidad con la Ley 29785 y en el marco de las funciones y competencias del Ministerio de Cultura.

v. A favor de las empresas concesionarias de distribución eléctrica vinculadas al ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (Fonafe), y de la empresa de Administración de Infraestructura Eléctrica S.A. (ADINELSA), en el marco de lo establecido en el artículo 9 de la Ley 28749, Ley General de Electrificación Rural, y su reglamento, hasta por el monto de S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES).

Lo establecido en el presente incisos se financia con cargo al presupuesto institucional del Ministerio de Energía y Minas, por la fuente de financiamiento Recursos Directamente Recaudados, y/o el saldo de balance correspondiente a los recursos de la Unidad Ejecutora 001 Ministerio de Energía y Minas – Central para el caso de los acápites i, ii, iii y iv; y para lo autorizado en el acápite v con los recursos de la fuente de financiamiento Recursos Directamente Recaudados y Recursos Determinados correspondiente a la Unidad Ejecutora 005 Dirección General de Electrificación Rural (DGER), pudiendo incluir saldos de balance por dichas fuentes que dicho ministerio previamente incorpora en su presupuesto institucional. Las transferencias financieras autorizadas por el presente inciso se aprueban previa suscripción de convenio entre el Ministerio de Energía y Minas, y las entidades o empresas involucradas.
Las entidades y empresas que reciben las transferencias financieras en el marco de lo establecido en el presente inciso, informan al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o las disposiciones contenidas en los convenios y/o adendas correspondientes.

i) Las que realice el Ministerio de Trabajo y Promoción del Empleo, en el marco del Programa Presupuestal 0116 Mejoramiento de la Empleabilidad e Inserción Laboral - Pro Empleo, a favor de las entidades públicas con las cuales suscriban convenios de colaboración interinstitucional, en el marco de lo establecido en el Texto Único Ordenado de la Ley 27444, Ley del Procedimiento Administrativo General, aprobado por Decreto Supremo 006-2017-JUS, para la capacitación y certificación laboral para el empleo.

j) Las que realice el Ministerio de Educación, a favor de las entidades públicas con las cuales suscriban convenios de colaboración interinstitucional, en el marco de lo establecido en el Texto Único Ordenado de la Ley 27444, Ley del Procedimiento Administrativo General, aprobado por Decreto Supremo 006-2017-JUS, para los procesos de formación, capacitación e innovación en materia educativa, para la asistencia técnica y la evaluación de expedientes técnicos de inversiones vinculadas a materia educativa, así como para el saneamiento físico legal de las instituciones educativas a nivel nacional.

k) Las que realice la Superintendencia Nacional de Aduanas y de Administración Tributaria (Sunat) para aprobar transferencias financieras, en aplicación de lo dispuesto por el numeral 3.2 del artículo 3 del Decreto Legislativo 1183, que aprueba la Ley que establece las competencias para la implementación y gestión de los Centros de Atención en Frontera, a favor del pliego Ministerio de Relaciones Exteriores para el financiamiento de los proyectos de inversión para la implementación de los Centros de Atención en Frontera. Los términos y condiciones de la transferencia financiera se establecen en los convenios que, para el efecto, suscriban el Ministerio de Relaciones Exteriores y la Sunat.
Lo establecido en el presente inciso se financia con cargo al presupuesto institucional del pliego Sunat, sin demandar recursos adicionales al tesoro público.

l) Las que realicen la Presidencia del Consejo de Ministros, el Ministerio de Economía y Finanzas, el Ministerio de Vivienda, Construcción y Saneamiento, el Ministerio Transportes y Comunicaciones, el Ministerio de Energía y Minas, y el Ministerio de Agricultura y Riego a favor del Fondo de Adelanto Social, creado por el Decreto Legislativo 1334, Decreto Legislativo que crea el Fondo de Adelanto Social. Las referidas transferencias se depositan en la cuenta que determine la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas.

Lo establecido en el presente inciso se financia con cargo al presupuesto institucional de las entidades del Gobierno Nacional, sin demandar recursos adicionales al tesoro público, pudiendo incluir saldos de balance, conforme a la normatividad vigente, que dichas entidades previamente incorporan en su presupuesto institucional. Los recursos transferidos a favor del Fondo de Adelanto Social en el marco de lo establecido en el presente inciso; así como los saldos disponibles en dicho Fondo se incorporan en los pliegos respectivos, mediante decreto supremo refrendado por el ministro de Economía y Finanzas, el ministro del sector correspondiente y el Presidente del Consejo de Ministros, a propuesta de este último. En el caso de gobiernos regionales y gobiernos locales, el decreto supremo es refrendado por el ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, a propuesta de este último.

m) Las que realice el Ministerio de Transportes y Comunicaciones a favor del Instituto Nacional de Radio y Televisión del Perú, para el financiamiento de la operación y del mantenimiento de los sistemas de telecomunicaciones a cargo de dicho Instituto.

16.2. Las transferencias financieras autorizadas en el numeral 16.1 se realizan, en el caso de las entidades del Gobierno Nacional, mediante resolución del titular del pliego, y en el caso de los gobiernos regionales y los gobiernos locales, mediante acuerdo de consejo regional o concejo municipal, respectivamente, requiriéndose en ambos casos el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. La resolución del titular del pliego y el acuerdo del consejo regional se publican en el diario oficial El Peruano, y el acuerdo del concejo municipal se publica en su página web.

16.3. La entidad pública que transfiere, con excepción del acápite f.5. del inciso f del numeral 16.1. del presente artículo, es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales transfirieron los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

Artículo 17. Montos para la determinación de los procedimientos de selección

La determinación de los procedimientos de selección para efectuar las licitaciones públicas, concursos públicos, adjudicaciones simplificadas y selección de consultores individuales en todas las entidades del sector público comprendidas en el artículo 3 de la Ley 30225, Ley de Contrataciones del Estado, se sujetan a los montos siguientes:

a) Contratación de obras, de acuerdo a lo siguiente:

- Licitación pública, si el valor referencial es igual o superior a S/ 1 800 000,00 (UN MILLÓN OCHOCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada para ejecución de obras, si el valor referencial es inferior a S/ 1 800 000,00 (UN MILLÓN OCHOCIENTOS MIL Y 00/100 SOLES).

Cuando el monto del valor referencial de una obra pública sea igual o mayor a S/ 4 300 000,00 (CUATRO MILLONES TRESCIENTOS MIL Y 00/100 SOLES), el organismo ejecutor debe contratar, obligatoriamente, la supervisión y control de obras.

b) Contratación de bienes, de acuerdo a lo siguiente:

- Licitación pública, si el valor referencial es igual o superior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada, si el valor referencial es inferior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).

c) Contratación de servicios, tales como prestaciones de empresas de servicios, compañías de seguros y contratos de arrendamientos, así como investigaciones, proyectos, estudios, diseños, supervisiones, inspecciones, gerencias, gestiones, auditorías, asesorías y peritajes, entre otros, de acuerdo a lo siguiente:

- Concurso público, si el valor referencial es igual o superior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada, si el valor referencial es inferior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Contratación de consultores individuales, si el valor referencial es igual o inferior a S/ 40 000,00 (CUARENTA MIL Y 00/100 SOLES).

Artículo 18. Recursos para el Fondo Especial para la Seguridad Ciudadana, FED y otros

18.1. Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2019, se han asignado recursos para lo siguiente:

a) En el presupuesto institucional del pliego Ministerio del Interior, hasta la suma de S/ 115 294 889,00 (CIENTO QUINCE MILLONES DOSCIENTOS NOVENTA Y CUATRO MIL OCHOCIENTOS OCHENTA Y NUEVE Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, para financiar la continuidad de la ejecución de proyectos de inversión previamente priorizados conforme a los fines del Fondo Especial para la Seguridad Ciudadana, creado por el Decreto de Urgencia 052-2011.

b) En el presupuesto institucional del pliego Ministerio de Desarrollo e Inclusión Social (MIDIS), hasta la suma de S/ 130 000 000,00 (CIENTO TREINTA MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, para el financiamiento de los fines del Fondo de Estímulo al Desempeño y Logro de Resultados Sociales (FED), creado por la disposición complementaria final octogésima cuarta de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014, con la finalidad de mejorar los indicadores de resultados priorizados por la Política Nacional de Desarrollo e Inclusión Social (PNDIS).

Asimismo, se destinan para el financiamiento de los fines del FED, el saldo de balance del 2018 de los recursos que fueron asignados al MIDIS para dichos fines, hasta por la suma de S/ 62 299 490,00 (SESENTA Y DOS MILLONES DOSCIENTOS NOVENTA Y NUEVE MIL CUATROCIENTOS NOVENTA Y 00/100 SOLES), que para dicho efecto el pliego incorpora previamente en su presupuesto institucional.

Amplíase la finalidad del FED con el objeto de que, con cargo a los recursos a que se refiere el primer párrafo del presente inciso, hasta por la suma de S/ 10 000 000,00 (DIEZ MILLONES Y 00/100 SOLES), se financien metas asociadas a la reducción de la violencia contra la mujer definidas por el Ministerio de la Mujer y Poblaciones Vulnerables.

c) En el presupuesto institucional del pliego Ministerio de Economía y Finanzas, hasta por la suma de S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, para el financiamiento de los fines del Fondo de Promoción a la Inversión Pública Regional y Local (Foniprel) o fondo que lo sustituya.

La transferencia de los recursos autorizados por el presente inciso se aprueba mediante decreto supremo refrendado por el ministro de Economía y Finanzas, a solicitud de la Dirección General de Inversión Pública para el caso del Fondo de Promoción a la Inversión Pública Regional y Local (Foniprel) o fondo que lo sustituya, y se incorporan en los gobiernos regionales y gobiernos locales, según corresponda, en la fuente de financiamiento Recursos Determinados.

d) En el presupuesto institucional del pliego Ministerio de Economía y Finanzas, hasta por la suma de S/ 600 000 000,00 (SEISCIENTOS MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, para el financiamiento de los fines del Programa de Incentivos a la Mejora de la Gestión Municipal (PI).

La distribución de los recursos del PI se efectúa tomando en cuenta los criterios del Fondo de Compensación Municipal (Foncomun) y conforme a los lineamientos y metas de dicho Programa.

La transferencia de los recursos autorizados por el presente inciso se aprueba mediante decreto supremo refrendado por el ministro de Economía y Finanzas, a solicitud de la Dirección General de Presupuesto Público, y se incorporan en los gobiernos locales, en la fuente de financiamiento Recursos Determinados.

El Ministerio de Economía y Finanzas dentro del plazo de diez (10) días calendario contados a partir de la publicación de la presente ley, mediante decreto supremo, establece los procedimientos para el cumplimiento de metas y la asignación de recursos del Programa de Incentivos a la Mejora de la Gestión Municipal.

e) En el presupuesto institucional del pliego Ministerio de Agricultura y Riego, hasta la suma de S/ 284 300 000,00 (DOSCIENTOS OCHENTA Y CUATRO MILLONES TRESCIENTOS MIL Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, para el financiamiento de los fines del Fondo Sierra Azul.

18.2. Los decretos supremos que transfieren los recursos a los que se refieren los incisos a) y e) del presente artículo se publican hasta el 28 de junio de 2019; asimismo, los decretos supremos que transfieren los recursos a los que se refiere el inciso b) del presente artículo se publican hasta el 15 de noviembre de 2019, y a los que se refieren los incisos c) y d) del presente artículo se publican hasta el 15 de setiembre de 2019.

Las propuestas de decreto supremo correspondientes deben ser presentadas al Ministerio de Economía y Finanzas en un plazo máximo de 10 días útiles antes de las fechas señaladas en cada uno de los incisos previstos en el presente numeral.

18.3. Los recursos a los que se refiere el numeral 18.1. se ejecutan bajo las mismas formalidades, mecanismos y procedimientos aprobados en la normatividad vigente para los fondos mencionados en los referidos incisos, en lo que les fuera aplicable.

CAPÍTULO IV
GASTO PÚBLICO EN TEMAS PRIORITARIOS Y MEJORA DE LA CALIDAD DEL GASTO

Artículo 19. Plan de Acción Conjunto para prevenir la violencia contra la mujer

19.1. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2019, se han asignado recursos, en el pliego Ministerio de la Mujer y Poblaciones Vulnerables, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el financiamiento de las medidas previstas en el Plan de Acción Conjunto a cargo de la Comisión Multisectorial de naturaleza temporal denominada "Comisión de emergencia encargada de proponer acciones para la protección, prevención y atención de casos de violencia contra la mujer", creada mediante Resolución Suprema 129-2018-PCM.

19.2. Asimismo, autorízase al Ministerio de la Mujer y Poblaciones Vulnerables para realizar modificaciones presupuestarias en el nivel institucional, con cargo a los recursos mencionados en el numeral precedente, a favor del Ministerio del Interior, Ministerio de Justicia, Poder Judicial, Ministerio Público, Defensoría del Pueblo y de otros pliegos integrantes de la referida Comisión Multisectorial, así como a gobiernos regionales, en el marco de lo establecido en la Resolución Suprema 129-2018-PCM, según requerimientos de recursos presentados por las entidades integrantes de la mencionada Comisión, para el financiamiento de las medidas previstas en el Plan de Acción Conjunto que, de acuerdo a sus competencias, les corresponde implementar. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y la Ministra de la Mujer y Poblaciones Vulnerables, a propuesta de esta última. Para tal efecto, exonérase al Ministerio de la Mujer y Poblaciones Vulnerables de la restricción prevista en el artículo 49 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

19.3. Dentro de los quince (15) días hábiles de publicada la presente ley, el Ministerio de la Mujer y Poblaciones Vulnerables publicará en su portal institucional (www.mimp.gob.pe) la estrategia de implementación del mencionado Plan de Acción Conjunto para el Año Fiscal 2019, incluyendo criterios de focalización, metas a lograr y mecanismos de seguimiento de cumplimiento de dichas metas.

19.4. Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido artículo.

Artículo 20. Financiamiento de acciones para atención del friaje, heladas y nevadas

20.1. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2019, se han asignado recursos en el pliego Ministerio de Vivienda, Construcción y Saneamiento, hasta por la suma de S/ 230 000 000,00 (DOSCIENTOS TREINTA MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar el acondicionamiento y/o mejoramiento de viviendas rurales y construcción de cobertizos en las zonas afectadas por friajes, heladas y nevadas, quedando dicho ministerio facultado para ejecutar las acciones necesarias para la construcción de cobertizos.

20.2. De los recursos señalados en el numeral precedente, el Ministerio de Vivienda, Construcción y Saneamiento, de ser necesario, puede transferir a favor del Ministerio de Desarrollo e Inclusión Social, Unidad Ejecutora 004: Fondo de Cooperación para el Desarrollo Social - Foncodes, para el mejoramiento de viviendas en zonas de friajes, heladas y nevadas a través de núcleos ejecutores. Asimismo, el Ministerio de Vivienda, Construcción y Saneamiento, de ser necesario, puede transferir a favor del Ministerio de Agricultura y Riego, hasta la suma de S/ 30 000 000,00 (TREINTA MILLONES Y 00/100 SOLES), para el financiamiento de cobertizos y otras acciones para protección del ganado ante las bajas temperaturas, en las zonas afectadas por friajes, heladas y nevadas.

Para tal fin, se autoriza al Ministerio de Vivienda, Construcción y Saneamiento, en un plazo máximo de treinta (30) días calendario contados a partir de la entrada en vigencia del decreto supremo al que se refiere el numeral 20.3., a efectuar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Desarrollo e Inclusión Social y del Ministerio de Agricultura y Riego, mediante decreto supremo refrendado por el ministro de Economía y Finanzas, la ministra de Desarrollo e Inclusión Social, el ministro de Agricultura y Riego y el ministro de Vivienda, Construcción y Saneamiento, a propuesta de este último, debiéndose publicar el decreto supremo correspondiente dentro del plazo establecido en el presente numeral.

Dichas modificaciones presupuestarias se sujetan a lo establecido en el decreto supremo señalado en el numeral 20.3.

20.3. De forma previa a la aprobación de las modificaciones presupuestarias a las que se refiere el numeral 20.2., y en un plazo de treinta (30) días hábiles contados a partir del día siguiente de la publicación de la presente ley, mediante decreto supremo refrendado por el ministro de Economía y Finanzas, el ministro de Agricultura y Riego, la ministra de Desarrollo e Inclusión Social y el ministro de Vivienda, Construcción y Saneamiento, a propuesta de este último, se establecen (i) criterios de focalización, (ii) distritos priorizados para implementar el acondicionamiento y/o mejoramiento de viviendas y acciones de protección de ganado, (iii) metas físicas mensuales programadas para cada una de las acciones a financiar, así como (iv) los mecanismos de seguimiento para el cumplimiento de dichas acciones. Dicho decreto supremo se publica dentro del plazo establecido en el presente numeral.

20.4. Autorízase a los gobiernos regionales para realizar transferencias financieras a favor del Ministerio de Vivienda, Construcción y Saneamiento, para coadyuvar al financiamiento de acciones a cargo de dicho Ministerio, para la respuesta y rehabilitación en las zonas afectadas por friajes, heladas y nevadas. Las mencionadas transferencias financieras se aprueban mediante Acuerdo de Consejo Regional, previo informe favorable de la oficina de presupuesto del Gobierno Regional, el cual se publica en el diario oficial El Peruano.

Asimismo, las acciones para la respuesta y rehabilitación en las zonas afectadas por friajes, heladas y nevadas pueden financiarse con donaciones dinerarias provenientes de personas naturales o jurídicas, nacionales y extranjeras.

20.5. Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, para fines distintos a los señalados en el referido artículo.

20.6. El presente artículo entra en vigencia al día siguiente de la publicación de la presente ley.

Artículo 21. Financiamiento adicional de acciones para incrementar el consumo de hierro y reducir la anemia infantil

21.1. Autorízase para realizar modificaciones presupuestarias en el nivel institucional, con cargo a los recursos a los que hace referencia el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, hasta por la suma de S/ 60 000 000,00 (SESENTA MILLONES Y 00/100 SOLES), de los cuales hasta por la suma de S/ 10 000 000,00 (DIEZ MILLONES Y 00/100 SOLES) se transfieren a favor del Ministerio de Salud, y hasta por la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES) se transfieren a favor de los gobiernos locales, de forma adicional a los recursos que se les otorguen por el Programa de Incentivos a la Mejora de la Gestión Municipal (PI) en el marco de la normatividad vigente, para el financiamiento de la organización y desarrollo de un servicio de visitas domiciliarias en sus jurisdicciones, según corresponda, a familias con niños y niñas entre cuatro (4) meses a treinta y seis (36) meses de edad, con énfasis en la cobertura de niños menores de un (1) año, con la finalidad de lograr adherencia en el uso y consumo de suplementos de hierro en la lucha contra la anemia infantil. Dichos recursos se transfieren utilizando el procedimiento establecido en el artículo 54 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

21.2. Para dicho propósito, el Ministerio de Salud, a nivel de Lima Metropolitana, y los gobiernos regionales que correspondan, en el resto del país, garantizan la entrega oportuna de suplementos a niños a partir de los cuatro (4) meses en los establecimientos de salud y coordinan las acciones de implementación de las visitas domiciliarias con los gobiernos locales correspondientes.

21.3. En un plazo no mayor al 30 de enero de 2019, el Ministerio de Economía y Finanzas, en coordinación con el Ministerio de Salud, establece mediante decreto supremo: (i) los parámetros técnicos específicos de desarrollo del servicio de visitas domiciliarias orientadas a lograr la adherencia del consumo de hierro en niños y niñas entre cuatro (4) meses a treinta y seis (36) meses, con énfasis en la cobertura de niños menores de un (1) año; (ii) los distritos priorizados y sus gobiernos locales correspondientes en consistencia con el mapa de prevalencia; y, (iii) los montos y las entidades públicas específicas que recibirán la transferencia.

El Ministerio de Salud, en el marco de su rectoría, supervisa la implementación del servicio de visitas domiciliarias en los gobiernos locales.

21.4. Con el fin de asegurar el monitoreo continuo de la implementación de las acciones para reducir anemia infantil, el Ministerio de Salud debe remitir mensualmente al Ministerio de Economía y Finanzas la información contenida en las bases de datos administrativas del Sistema de Información en Salud (HIS) y la base de datos del Seguro Integral de Salud (SIS). De igual manera, el Registro Nacional de Identificación y Estado Civil (Reniec) debe remitir mensualmente al Ministerio de Economía y Finanzas el padrón nominal de niños, incluyendo la base de datos proveniente del sistema de registro de Certificado de Nacido Vivo. Para dicho propósito, el Reniec debe mantener actualizado el Padrón Nominal de niños y niñas, utilizando la información del Registro Único de Identificación de las Personas Naturales y de otras bases de datos provenientes de las entidades públicas que correspondan.

21.5. Dispónese que el Ministerio de Economía y Finanzas realiza transferencias de partidas a favor del Instituto Nacional de Estadística e Informática (INEI) por un monto de hasta S/ 1 500 000,00 (UN MILLÓN QUINIENTOS MIL NUEVOS SOLES y 00/100) para el levantamiento de información de la evaluación de impacto a visitas domiciliarias para reducir la anemia, conforme el mecanismo establecido en el artículo 54 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

21.6. Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido artículo.

Artículo 22. Prioridades del Estado para el logro de resultados vinculados a violencia contra la mujer y desarrollo infantil temprano

22.1. Para el Año Fiscal 2019, constituyen prioridades del Estado en materia de logro de resultados prioritarios del presupuesto, la reducción de la violencia contra la mujer, así como la mejora, de manera significativa, de los resultados específicos del Desarrollo Infantil Temprano.

Para tal efecto, mediante Resolución Suprema refrendada por la Ministra de la Mujer y Poblaciones Vulnerables, la Ministra de Desarrollo e Inclusión Social, el Ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, se aprueba el Programa Presupuestal orientado a Resultados para la reducción de la violencia hacia la mujer y el Programa Presupuestal orientado a resultados de Desarrollo Infantil Temprano. Dichos Programas Presupuestales establecen y priorizan las condiciones e intervenciones efectivas basadas en evidencia, para la mejora de los resultados prioritarios mencionados en el párrafo precedente.

La priorización de condiciones e intervenciones en el caso de los resultados específicos del Desarrollo Infantil Temprano, debe ser coordinada con la Comisión Interministerial de Asuntos Sociales (CIAS) y en el caso del Programa Presupuestal orientado a Resultados para la reducción de la violencia hacia la mujer, este se implementa en el marco del Sistema Nacional para la prevención, sanción y erradicación de la violencia contra las mujeres y los integrantes del grupo familiar, en el marco de la Ley 30364, Ley para prevenir, sancionar y erradicar la violencia contra las mujeres e integrantes del grupo familiar

22.2. El Ministerio de Economía y Finanzas, a través de la Dirección General de Presupuesto Público, dicta disposiciones complementarias para la mejor aplicación de lo establecido en el presente artículo.

Artículo 23. Medidas en materia de evaluaciones independientes para el Año Fiscal 2019

23.1. Dispónese que la Dirección General de Presupuesto Público apruebe el calendario de evaluaciones independientes correspondientes al año 2019, el cual se publica en la página web del Ministerio de Economía y Finanzas en un plazo no mayor a los treinta (30) días calendario de la entrada en vigencia de la presente ley.

Para tal efecto, la mencionada Dirección General evalúa la continuidad de las evaluaciones dispuestas mediante leyes Anuales de Presupuesto anteriores.

23.2. Dispónese que la Dirección General de Presupuesto Público apruebe los compromisos de mejora de desempeño priorizados, correspondientes a las matrices de compromisos suscritas entre los años 2012 a 2018, los cuales se publican en la página web del Ministerio de Economía y Finanzas en un plazo no mayor a los treinta (30) días calendario de la entrada en vigencia de la presente ley.

23.3. El cumplimiento de los compromisos priorizados a que se refiere el numeral 23.2., así como de los compromisos de mejora de desempeño suscritos en el presente año fiscal, es una condición para la evaluación de la solicitud de recursos en la fase de formulación presupuestaria correspondiente al Presupuesto del Sector Público para el Año Fiscal 2020. Para el caso de solicitudes de mayores recursos durante la fase de ejecución en el presente año fiscal, que estén vinculadas a acciones sujetas a compromisos de mejora de desempeño, no pueden otorgarse de no presentar avance en el cumplimiento de compromisos.

23.4. Durante el Año Fiscal 2019, las entidades responsables de las intervenciones públicas que han sido materia de las evaluaciones independientes en el marco del presupuesto por resultados tienen un plazo de hasta cinco (5) meses para definir y validar la matriz de compromisos de mejora de desempeño, contado a partir de la fecha en que el Ministerio de Economía y Finanzas remite el informe final de dicha evaluación a la respectiva entidad responsable. Dicha matriz es suscrita por los titulares de los pliegos responsables de la intervención pública evaluada, o quienes estos deleguen, y por la Dirección General de Presupuesto Público.

23.5. El Ministerio de Economía y Finanzas (MEF), durante el Año Fiscal 2019, celebra convenios con organismos internacionales que financien el desarrollo de evaluaciones independientes de los programas e intervenciones públicas que el MEF determine.

Artículo 24. Medidas en materia del seguimiento de los indicadores de desempeño de los programas presupuestales

24.1. Dispónese que las entidades responsables de los programas presupuestales remiten al Ministerio de Economía y Finanzas y al Instituto Nacional de Estadística e Informática (INEI), las fichas técnicas de los indicadores de desempeño y bases de datos empleadas para la generación de los mismos, conforme a los lineamientos que para tal efecto aprueba la Dirección General de Presupuesto Público, mediante resolución directoral. La remisión de las referidas fichas técnicas se efectuará en un plazo no mayor a sesenta (60) días calendario contados a partir de la fecha de emisión de la mencionada resolución directoral.

Esta disposición involucra el acceso permanente, por parte del Ministerio de Economía y Finanzas y del INEI a las bases de datos y aplicativos empleados para la generación y/o seguimiento de los indicadores de desempeño.

24.2. El cumplimiento de lo establecido en el numeral 24.1. del presente artículo es una condición para la asignación presupuestal de los recursos a destinarse en los programas presupuestales asociados al indicador de desempeño, en las fases de programación y formulación presupuestaria correspondiente al Presupuesto del Sector Público para el Año Fiscal 2020. Asimismo, el cumplimiento de lo establecido en el mencionado numeral del presente artículo es una condición para el otorgamiento de mayores recursos en la fase de ejecución del presente año fiscal.

CAPÍTULO V
DISPOSICIONES ESPECIALES EN MATERIA DE SALUD

Artículo 25. Implementación del Decreto Legislativo 1153

25.1. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2019, se han asignado recursos en el pliego Ministerio de Salud, hasta por la suma de S/ 772 000 000,00 (SETECIENTOS SETENTA Y DOS MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados a lo siguiente:

a) Hasta por la suma de S/ 80 000 000,00 (OCHENTA MILLONES Y 00/100 SOLES), para el pago de la asignación por cumplimiento de las metas institucionales, indicadores de desempeño y compromisos de mejora de los servicios en el marco de lo dispuesto en el artículo 15 del Decreto Legislativo 1153, Decreto Legislativo que regula la política integral de compensaciones y entregas económicas del personal de la salud al servicio del Estado.

b) Hasta por la suma de S/ 387 000 000,00 (TRESCIENTOS OCHENTA Y SIETE MILLONES Y 00/100 SOLES), para el financiamiento y continuidad de las acciones de implementación en el marco del Decreto Legislativo 1153 y de su Reglamento.

c) Hasta por la suma de S/ 305 000 000,00 (TRESCIENTOS CINCO MILLONES Y 00/100 SOLES), para realizar reajustes en las valorizaciones que formen parte de la Compensación Económica que se otorga al personal de la salud en el marco del Decreto Legislativo 1153.
Los reajustes a que se refiere el presente inciso, así como la oportunidad y demás condiciones para su otorgamiento, se determinarán conforme a lo establecido en el numeral 9.4 del artículo 9 del Decreto Legislativo 1153. Dichos reajustes no implican la creación de nuevas valorizaciones ni la supresión de las existentes.

25.2. Para la aplicación de lo establecido en el numeral 25.1., es requisito que las plazas se encuentren registradas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas, y que cuenten con el respectivo financiamiento.

25.3. Asimismo, autorízase al Ministerio de Salud para efectuar modificaciones presupuestarias en el nivel institucional a favor de sus organismos públicos y los gobiernos regionales, con cargo a los recursos señalados en el numeral 25.1. y, para el caso del inciso c) del numeral 25.1., esta autorización incluye, además, a las entidades comprendidas en el ámbito de aplicación del Decreto Legislativo 1153, de corresponder. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último.

25.4. Dispónese que, para la aplicación de lo establecido en el numeral 25.1. y para efectos de la implementación de las acciones del Decreto Legislativo 1153, durante el Año Fiscal 2019, el Ministerio de Salud, sus organismos públicos, los gobiernos regionales y las entidades comprendidas en el ámbito de aplicación del Decreto Legislativo 1153, quedan exonerados de lo establecido en el artículo 6 de la presente ley.

Artículo 26. Autorización al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales

26.1. Autorízase al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 330 000 000,00 (TRESCIENTOS TREINTA MILLONES Y 00/100 SOLES) con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al tesoro público, a favor de los gobiernos regionales, para la operación y mantenimiento de nuevos establecimientos de salud, que entraron en funcionamiento a partir del segundo semestre del año 2018.

Las modificaciones presupuestarias autorizadas en el presente numeral se aprueban mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último.

26.2. Autorízase al Ministerio de Salud para efectuar modificaciones presupuestales en el nivel institucional, hasta por el monto de S/ 120 000 000,00 (CIENTO VEINTE MILLONES Y 00/100 SOLES), con cargo a su presupuesto institucional y sin demandar recursos adicionales al tesoro público, a favor de sus organismos públicos y de los gobiernos regionales para el mantenimiento de la infraestructura y del equipamiento en los establecimientos de salud que se encuentran en funcionamiento.

Para efectos de lo establecido en el presente numeral, las modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a solicitud de este último, a más tardar el 29 de marzo de 2019. Para la aprobación de las modificaciones presupuestarias autorizadas por el presente numeral, el Ministerio de Salud debe aprobar previamente un Plan de mantenimiento de infraestructura y equipos de los Establecimientos de Salud a Nivel Nacional coordinado con los gobiernos regionales y realizar la verificación del módulo patrimonial del Sistema Integrado de Gestión Administrativa (SIGA).

26.3 Autorízase al Ministerio de Salud para efectuar modificaciones presupuestales en el nivel institucional, hasta por la suma de S/ 70 000 000,00 (SETENTA MILLONES Y 00/100 SOLES), a favor de los gobiernos regionales, para financiar la continuidad de los servicios en los Centros de Salud Mental Comunitarios y Unidades de Hospitalización en Salud Mental y Adicciones, así como el "Plan de Intervención de Prevención y Control de Tuberculosis en Lima Metropolitana y Regiones Priorizadas de Callao, Ica, La Libertad y Loreto, 2018-2020".

Para efectos de lo establecido en el presente numeral, las modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a solicitud de este último, a más tardar el 15 de febrero de 2019.

Artículo 27. Programas presupuestales en materia de salud

27.1. Autorízase al Ministerio de Salud para efectuar modificaciones presupuestales en el nivel institucional, hasta por el monto de S/ 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 SOLES), con cargo a su presupuesto institucional y sin demandar recursos adicionales al tesoro público, a favor de sus organismos públicos y de los gobiernos regionales para la reposición y adquisición de nuevo equipamiento biomédico en el marco de los siguientes programas presupuestales: Articulado Nutricional, Salud Materno Neonatal, Prevención y Control de la Tuberculosis y VIH/SIDA, Enfermedades Metaxénicas y Zoonosis, Enfermedades No Transmisibles, Prevención y Control del Cáncer, Control y Prevención en Salud Mental, Prevención y Manejo de Condiciones Secundarias de Salud en Personas con Discapacidad y Reducción de la Mortalidad por Emergencias y Urgencias Médicas; así como la reposición y adquisición de nuevo equipamiento biomédico orientados a la atención del recién nacido con complicaciones y de recién nacidos que requieren de Unidad de Cuidados Intensivos Neonatales (UCIN) en el marco del programa presupuestal Salud Materno Neonatal.

Para la aplicación de lo establecido en el párrafo precedente es requisito que, de tratarse de inversiones de optimización, ampliación marginal, reposición y rehabilitación, el equipamiento biomédico se encuentre registrado en el Banco de Inversiones a cargo de la Dirección General de Inversión Pública del Ministerio de Economía y Finanzas, conforme a lo establecido en el Decreto Legislativo 1252, Decreto Legislativo que crea el Sistema Nacional de Programación Multianual y Gestión de Inversiones y deroga la Ley 27293, Ley del Sistema Nacional de Inversión Pública, y su reglamento.

27.2. Para efectos de lo establecido en el presente artículo, las modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a solicitud de este último, a más tardar el 29 de marzo de 2019, debiéndose publicar el decreto supremo correspondiente dentro del plazo antes indicado. Las propuestas de decreto supremo respectivas solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 9 de marzo de 2019. Para la aprobación de las modificaciones presupuestarias autorizadas por el presente artículo, el Ministerio de Salud debe aprobar previamente un Plan de Equipamiento de los Establecimientos de Salud a Nivel Nacional coordinado con los gobiernos regionales, y realizar la verificación del módulo patrimonial del Sistema Integrado de Gestión Administrativa (SIGA), para la reposición y cierre de brechas de equipamiento biomédico.

27.3. Para la transferencia de recursos para la reposición y adquisición de nuevo equipamiento biomédico, los organismos públicos del Ministerio de Salud y los gobiernos regionales deben cumplir previamente, en los casos que corresponda, con lo establecido en las normas del Sistema Nacional de Programación Multianual y Gestión de Inversiones.

Artículo 28. Compra de productos farmacéuticos, dispositivos médicos y productos sanitarios a través del Centro Nacional de Abastecimiento de Recursos Estratégicos en Salud (Cenares)

Facúltase, durante el Año Fiscal 2019, al Seguro Integral de Salud (SIS) para realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Salud, para que, a través del Centro Nacional de Abastecimiento de Recursos Estratégicos en Salud (Cenares) de dicho ministerio, compre productos farmacéuticos, dispositivos médicos y productos sanitarios, en beneficio de los afiliados al SIS. En caso de financiar dichos insumos, el SIS deduce el costo de la referida compra de las transferencias de recursos que efectúe a los organismos públicos del Ministerio de Salud y a los gobiernos regionales a los que se les hubiere entregado dichos productos.

Para tal efecto, las modificaciones presupuestarias en el nivel institucional que se autorizan en el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta del SIS.

Artículo 29. Transferencia de recursos para adquisición de medicamentos a través de la Organización Panamericana de la Salud

29.1. Autorízase, durante el Año Fiscal 2019, al Ministerio de Salud y al Seguro Social de Salud (EsSalud), para efectuar adquisiciones a través de la Organización Panamericana de la Salud (OPS/OMS), el Fondo de las Naciones Unidas para la Infancia (UNICEF), y del Fondo de Poblaciones de las Naciones Unidas (UNFPA), de productos farmacéuticos, vacunas, dispositivos médicos, productos sanitarios y otros bienes necesarios para las intervenciones estratégicas sanitarias definidas por el Ministerio de Salud y EsSalud a través de resolución del titular de la entidad.

Para dicho efecto, los titulares de las entidades suscriben convenios de cooperación técnica u otros de naturaleza análoga, incluidas sus adendas, con los citados organismos internacionales, previo informe técnico que demuestre ventajas y beneficios del convenio, asimismo deben contar con el informe favorable de la Oficina de Planeamiento y Presupuesto, o la que haga sus veces, el cual demuestre la disponibilidad de recursos para su financiamiento e informe legal.

29.2. El Ministerio de Salud y EsSalud quedan autorizados para transferir financieramente, a favor del organismo internacional respectivo, con cargo a su presupuesto institucional, los recursos correspondientes para la ejecución de los convenios de cooperación técnica u otras de naturaleza análoga celebrados en el marco de lo establecido en la presente disposición. Dichas transferencias financieras se autorizan mediante resolución del titular de la entidad, que se publican en el diario oficial El Peruano, previa suscripción de convenios, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

29.3. El Ministerio de Salud y EsSalud, bajo la responsabilidad de su respectivo titular, debe proveer información a la Contraloría General de la República, al Ministerio de Economía y Finanzas y al Organismo Supervisor de Contrataciones del Estado (OSCE). La Contraloría General de la República efectúa control concurrente en las acciones del Ministerio de Salud y EsSalud orientadas a la celebración e implementación de los convenios celebrados en el marco de lo establecido en el presente artículo, de acuerdo a las disposiciones reglamentarias que para tal efecto emita dicho órgano superior de control.

El Ministerio de Salud y EsSalud informan trimestralmente a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República sobre el avance o ejecución de las compras autorizadas en la presente disposición.

29.4. Los saldos no utilizados al 31 de diciembre de 2019 de los recursos transferidos por el Ministerio de Salud, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en el presente artículo, deben ser devueltos al tesoro público conforme a la normatividad del Sistema Nacional de Tesorería.

CAPÍTULO VI
DISPOSICIONES ESPECIALES EN MATERIA DE EDUCACIÓN

Artículo 30. Compromisos de desempeño en materia de educación
Autorízase al pliego Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional a favor de las unidades ejecutoras de educación de los gobiernos regionales, hasta por la suma de S/ 93 000 000,00 (NOVENTA Y TRES MILLONES Y 00/100 SOLES), para el financiamiento de las intervenciones de educación básica priorizadas para el Año Fiscal 2019 por el Ministerio de Educación, así como para el financiamiento de los bienes, servicios, equipamiento, acondicionamiento y mantenimiento de infraestructura de los Programas Presupuestales "Logros de Aprendizaje de Estudiantes de la Educación Básica Regular", "Incremento en el acceso de la población de 3 a 16 años a los servicios educativos públicos de la Educación Básica Regular", "Inclusión de niños, niñas y jóvenes con discapacidad en la educación básica y técnico productiva", "Mejora de la formación en carreras docentes en institutos de educación superior no universitaria", y "Reducción de la vulnerabilidad y atención de emergencias por desastres", así como acciones centrales.

Dichos recursos son transferidos previo cumplimiento de compromisos de desempeño durante el año escolar para la adecuada provisión de servicios educativos de calidad en el aula. Los compromisos, lineamientos y requisitos son definidos mediante resolución ministerial del Ministerio de Educación, y se encuentran relacionados, entre otros, a las siguientes acciones:

a. Disposición oportuna de recursos asignados en el presupuesto y cumplimiento oportuno de procesos necesarios para el adecuado inicio del año escolar.
b. Agilizar procesos de gestión vinculados a la entrega de los servicios educativos durante el año escolar.
c. Generación de condiciones de enseñanza y aprendizaje de los servicios educativos.
d. Logros de aprendizaje de los estudiantes.

La resolución ministerial a la que se refiere el párrafo precedente debe ser aprobada en un plazo que no exceda de los sesenta (60) días calendario de la vigencia de la presente ley.

Los recursos a los que se refiere el presente artículo, en lo que corresponda, se autorizan hasta el 28 de junio de 2019, según cronograma y las disposiciones que establezca el Ministerio de Educación para tal fin. Para tal efecto, las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, debiéndose publicar el decreto supremo correspondiente dentro del plazo antes señalado. Asimismo, y solo para los fines del presente artículo, exceptúese al Ministerio de Educación de lo establecido en el artículo 49 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

El presente artículo entra en vigencia al día siguiente de la publicación de la presente ley.

Artículo 31. Autorización al Ministerio de Educación para financiar acciones en los gobiernos regionales y universidades públicas

31.1. Autorízase al Ministerio de Educación, con cargo a los recursos de su presupuesto institucional, para efectuar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales hasta por el monto de S/ 1 654 483 336,00 (MIL SEISCIENTOS CINCUENTA Y CUATRO MILLONES CUATROCIENTOS OCHENTA Y TRES MIL TRESCIENTOS TREINTA Y SEIS Y 00/100 SOLES), para las siguientes finalidades:

a) El pago de la remuneración íntegra mensual de los profesores, así como las asignaciones temporales y demás derechos, beneficios y conceptos remunerativos correspondientes a los profesores en el marco de la Ley 29944, Ley de Reforma Magisterial; y el pago de la diferencia de jornada de los profesores que acceden a los cargos de las Áreas de Gestión Pedagógica, de Gestión Institucional y de Formación Docente, respectivamente, establecidos en la Ley 29944, Ley de Reforma Magisterial.

b) El financiamiento del pago de encargaturas en el marco de la Ley 29944, Ley de Reforma Magisterial para los profesores que temporalmente asuman cargos de responsabilidad previstos en las Áreas de Desempeño Laboral establecidas en el artículo 12 de la referida ley.
c) El pago de la asignación especial por prestar servicios en instituciones educativas en el Valle de los Ríos Apurímac, Ene y Mantaro (VRAEM) en el marco de lo dispuesto por la disposición complementaria, transitoria y final octava de la Ley 29944; el inciso c) del artículo 2 de la Ley 30328, y los artículos 1 y 2 de la Ley 30202.
d) El pago de los derechos y beneficios correspondientes de los profesores contratados en el marco del Contrato de Servicio Docente al que se refiere la Ley 30328 y la normatividad complementaria.
e) El pago de los derechos y beneficios de los auxiliares de educación nombrados y contratados en el marco de la Ley 30493, Ley que regula la política remunerativa del Auxiliar de Educación en las instituciones educativas públicas, en el marco de la Ley 29944, Ley de Reforma Magisterial.
f) El pago de las pensiones bajo el régimen del Decreto Ley 20530 a favor de los profesores comprendidos dentro de la Carrera Pública Magisterial, en el marco de la Ley 29944, Ley de Reforma Magisterial, así como de la carrera pública del docente de Institutos y Escuelas de Educación Superior de la Ley 30512, Ley de Institutos y Escuelas de Educación Superior y de la carrera pública de sus docentes.
g) El pago de la entrega y bonificación económica correspondiente a los condecorados con las palmas magisteriales, en el marco de lo establecido en la disposición complementaria final tercera de la Ley 30328.
h) El financiamiento de las plazas creadas y validadas en el presente año fiscal como resultado del proceso de racionalización efectuado en el marco del artículo 74 de la Ley 29944, Ley de Reforma Magisterial, así como para la sostenibilidad del financiamiento de las plazas creadas y validadas durante los cuatro (4) últimos años precedentes, para el ejercicio en las áreas de desempeño laboral establecidas en los incisos a), b) y c) del artículo 12 de la Ley 29944, Ley de Reforma Magisterial, así como para las plazas de docentes de Institutos y Escuelas de Educación Superior creadas en el Año Fiscal 2018 conforme a lo establecido en el inciso k) del numeral 8.1 del artículo 8 de la Ley 30693.
i) El pago del incentivo por el ingreso de profesores a la Carrera Pública Magisterial.
j) El pago de los derechos y beneficios de los docentes nombrados de la Ley 30512, Ley de institutos y escuelas de educación superior y de la carrera pública de sus docentes.
k) El financiamiento del Bono de Incentivo al Desempeño Escolar, conforme al marco de lo establecido en la normativa aplicable a la materia.

31.2. Autorízase al Ministerio de Educación, con cargo a los recursos de su presupuesto institucional, para efectuar modificaciones presupuestarias en el nivel institucional a favor de las universidades públicas, hasta por el monto de S/ 61 111 711,00 (SESENTA Y UN MILLONES CIENTO ONCE MIL SETECIENTOS ONCE Y 00/100 SOLES), para la sostenibilidad del financiamiento de las plazas de docentes ordinarios y de autoridades de universidades públicas creadas en el Año Fiscal 2018, conforme a lo establecido en los incisos a) y d) del numeral 8.1 del artículo 8 de la Ley 30693.

31.3. Lo dispuesto en el presente artículo se aprueba mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Educación, a solicitud de este último.

31.4. Los recursos a los que se refiere el presente artículo no deben destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad, debiendo ejecutarse conforme a las condiciones o disposiciones que para tal efecto establece el Ministerio de Educación y a la normatividad de la materia.

31.5. Para la aplicación de lo establecido en el presente artículo, en los casos que corresponda, exonérase al Ministerio de Educación, a las universidades públicas y a los gobiernos regionales, de lo dispuesto por el artículo 6 de la presente ley, y para el caso del inciso h) del numeral 31.1, de lo dispuesto por el artículo 8 de la presente ley.

Artículo 32. Modificaciones presupuestarias en el nivel institucional para financiamiento de intervenciones y acciones pedagógicas

32.1. Autorízase al Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales hasta por el monto de S/ 248 682 587,00 (DOSCIENTOS CUARENTA Y OCHO MILLONES SEISCIENTOS OCHENTA Y DOS MIL QUINIENTOS OCHENTA Y SIETE Y 00/100 SOLES) mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Educación, a propuesta de este último, para financiar las intervenciones y acciones pedagógicas a cargo de los gobiernos regionales, conforme a lo siguiente:

a) La implementación de la jornada escolar completa en las instituciones educativas públicas de nivel secundaria de Educación Básica Regular.
b) Acompañamiento y soporte pedagógico en las instituciones educativas públicas de los niveles de educación inicial y primaria de la modalidad de Educación Básica Regular.
c) Implementación de la gestión del currículo.
d) Las acciones de inducción y formación docente en servicio establecidas en la Ley 29944, Ley de Reforma Magisterial.
e) Funcionamiento de los Centros Rurales de Formación en Alternancia (CRFA).
f) Implementación de la Secundaria con Residencia Estudiantil.
g) La realización de los Juegos Deportivos Escolares Nacionales.
h) El fortalecimiento de las acciones comunes del programa presupuestal 0106: Inclusión de niños, niñas y jóvenes con discapacidad en la Educación Básica y Técnico Productiva, y del programa presupuestal 0107: Mejora de la formación en carreras docentes en institutos de educación superior no universitaria.
i) Implementación de las Redes Educativas Rurales.
j) La implementación de las evaluaciones o concursos previstos en la Ley 29944, Ley de Reforma Magisterial, así como el pago de viáticos, pasajes y movilidad para los integrantes de los Comités de Evaluación y la contratación de los servicios de docentes que formen parte de estos comités, que se constituyan en los gobiernos regionales.
k) Pago de propinas de los Promotores Educativos Comunitarios y el pago de pasajes, viáticos y/o movilidad local de profesores coordinadores en el marco de los programas no escolarizados de educación inicial de gestión directa del ciclo I y II.
l) Atención de las condiciones básicas de las instituciones educativas públicas.
m) Distribución y almacenamiento de los materiales y recursos educativos pedagógicos, así como la adquisición y distribución de material fungible a las instituciones educativas públicas a su cargo, a través de las direcciones y/o gerencias regionales de educación y las unidades de gestión educativa local y/o la que haga de sus veces.
n) Fortalecimiento de las acciones del PP 0091: Incremento en el acceso de la población de 3 a 16 años a los servicios educativos públicos de la Educación Básica Regular.

ñ) Fortalecimiento de los servicios pedagógicos en los centros y programas de la modalidad Educación Básica Especial, escuelas inclusivas, así como en las Direcciones Regionales de Educación, en el marco del PP 0106: inclusión de niños, niñas y jóvenes con discapacidad en la educación básica y técnico productiva.
o) Fortalecimiento de las acciones de PP 0107: Mejora de la formación en carreras docentes en institutos de educación superior no universitaria, así como la implementación del Plan de Fortalecimiento de los Institutos de Educación Superior Pedagógicos.
p) Cumplimiento de las condiciones básicas de calidad de los Institutos de Educación Superior Tecnológicos, en el marco del PP 0147: Fortalecimiento de la Educación Superior Tecnológica.
q) El fortalecimiento de la gestión administrativa e institucional en las Unidades de Gestión Educativa Local.
r) El fortalecimiento de las Escuelas Superiores de Formación Artística públicas.

32.2. El financiamiento al que se hace referencia en el numeral 32.1 se efectúa progresivamente y en etapas hasta el 30 de agosto de 2019. Cada transferencia se efectúa en base a los resultados de la ejecución de los recursos asignados en el presupuesto institucional de los gobiernos regionales y de la ejecución de la última transferencia efectuada para las mencionadas intervenciones, salvo la primera transferencia, y conforme a las condiciones o disposiciones complementarias para la transferencia y ejecución de los recursos que apruebe el Ministerio de Educación, en el marco de la normatividad de la materia, en un plazo que no exceda de los noventa (90) días calendario de la vigencia de la presente ley.
Los recursos que se transfieran en el marco del presente artículo no deben destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad.
32.3. El Ministerio de Educación aprueba, según corresponda, las disposiciones que resulten necesarias para la aplicación de las intervenciones y acciones pedagógicas a que se refiere el numeral 32.1, en un plazo que no exceda de los sesenta (60) días calendario de la vigencia de la presente ley.
32.4. El presente artículo entra en vigencia al día siguiente de la publicación de la presente ley.

Artículo 33. Mantenimiento de locales escolares, adquisición de útiles escolares y acondicionamiento de infraestructura para la atención de estudiantes con necesidades educativas especiales

33.1. Autorízase al Ministerio de Educación, durante el Año Fiscal 2019, para financiar lo siguiente, bajo el mecanismo previsto en el numeral 33.2. del presente artículo:

a) El Programa de Mantenimiento de la Infraestructura y Mobiliario de los locales Escolares 2019, que incluye el mantenimiento preventivo y/o correctivo de locales escolares públicos, el mejoramiento de los servicios sanitarios, la adquisición de útiles escolares y de escritorio, materiales para uso pedagógico y equipamiento menor, hasta por la suma de S/ 366 330 610,00 (TRESCIENTOS SESENTA Y SEIS MILLONES TRESCIENTOS TREINTA MIL SEISCIENTOS DIEZ Y 00/100 SOLES) los que consideran hasta la suma de S/ 3 000 000,00 (TRES MILLONES Y 00/100 SOLES) para el financiamiento de los gastos operativos del seguimiento de las actividades previstas en el citado programa, y hasta S/ 51 500,00 (CINCUENTA Y UN MIL QUINIENTOS Y 00/100 SOLES) para la adquisición de útiles escolares y de escritorio, materiales para uso pedagógico, así como equipamiento menor, para primaria y secundaria.
b) El acondicionamiento de la infraestructura para la mejora de condiciones de accesibilidad y la adquisición de materiales pedagógicos y tecnológicos específicos para la atención de estudiantes con necesidades educativas especiales asociadas a discapacidad, lo que incluye la contratación de bienes y servicios necesarios para tal fin, en las Instituciones Educativas de Educación Básica y Técnico Productiva que atienden a estudiantes con necesidades educativas especiales asociadas a discapacidad, hasta por la suma de S/ 3 700 000,00 (TRES MILLONES SETECIENTOS MIL Y 00/100 SOLES), que incluye el financiamiento de los gastos operativos del seguimiento y monitoreo de las referidas actividades.

33.2. Los montos para los fines señalados en el numeral 33.1 son desembolsados de manera directa, mediante el abono en una cuenta abierta en el Banco de la Nación a nombre del director de la institución educativa pública, titular o encargado, bajo la modalidad de subvenciones.
33.3. Autorízase al Ministerio de Educación para financiar, con cargo a los recursos de su presupuesto institucional, las acciones para el mantenimiento correctivo de la infraestructura de las Instituciones Educativas Emblemáticas, hasta por la suma de S/ 8 330 000,00 (OCHO MILLONES TRESCIENTOS TREINTA MIL Y 00/100 SOLES), que incluye la contratación de bienes y servicios necesarios para tal fin, conforme a la focalización que apruebe el Ministerio de Educación para los efectos y previa suscripción de convenios con los gobiernos regionales involucrados.
33.4. El Ministerio de Educación, mediante resolución ministerial, en un plazo no mayor de treinta (30) días calendario, a partir de la vigencia del presente artículo, aprueba las disposiciones que resulten necesarias para la aplicación de lo establecido en el presente artículo, las cuales incluyen los mecanismos para la apertura de cuentas y de devolución ante la no utilización de los recursos, así como el plazo hasta el cual se ejecuta lo dispuesto en los numerales 33.1 y 33.3 del presente artículo.
33.5. El Ministerio de Educación, dentro del primer trimestre del 2020, elabora un informe sobre los resultados de las acciones desarrolladas y el seguimiento de los gastos efectuados en el marco de lo establecido en el presente artículo. Dicho informe se debe publicar en el portal institucional del Ministerio de Educación.
33.6. Lo establecido en el presente artículo entra en vigencia a partir del día siguiente de la publicación de la presente ley.

Artículo 34. Autorización al Ministerio de Educación para financiar acciones de las Universidades públicas

34.1. Autorízase al Ministerio de Educación, durante el Año Fiscal 2019, con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al tesoro público, para efectuar modificaciones presupuestarias en el nivel institucional a favor de las universidades públicas que se encuentren en proceso de constitución al que se refiere el artículo 29 de la Ley 30220, Ley Universitaria, y las universidades que hayan adecuado su gobierno a lo establecido en la disposición complementaria transitoria primera de la citada ley, hasta por el monto de S/ 140 000 000,00 (CIENTO CUARENTA MILLONES Y 00/100 SOLES), para las siguientes finalidades:

a) Cumplimiento de acciones asociadas a la mejora de calidad del servicio de educación superior universitaria en el marco de la disposición complementaria final primera de la Ley 30220, Ley Universitaria, previa suscripción de convenios con las universidades públicas seleccionadas, de acuerdo a los mecanismos y condiciones que apruebe mediante resolución el Ministerio de Educación para el efecto, dentro de un plazo que no exceda de los sesenta (60) días calendario de la vigencia de la presente ley.

b) La implementación progresiva de lo dispuesto en el artículo 86 de la Ley 30220, respecto de docentes ordinarios investigadores, de acuerdo a los montos, criterios y condiciones que se aprueben mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último.

34.2. Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a solicitud de este último, hasta el 30 de abril del presente año fiscal, debiéndose publicar el decreto supremo correspondiente dentro del plazo antes señalado.

34.3. Para efecto de lo dispuesto en el inciso b) del numeral 34.1 del presente artículo, exceptúase a las universidades públicas de lo dispuesto en el artículo 6 y el numeral 9.1 del artículo 9 de la presente ley.

Artículo 35. Incremento de remuneraciones y asignaciones

35.1. Exceptúase al Ministerio de Educación y a los gobiernos regionales, durante el Año Fiscal 2019, de lo establecido en el artículo 6 y en el numeral 9.1 del artículo 9 de la presente ley, según corresponda, a efectos de:

35.1.1. Incrementar, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, lo siguiente:

a) La Remuneración Íntegra Mensual (RIM) de los profesores de la Carrera Pública Magisterial de la Ley 29944, Ley de Reforma Magisterial, así como la remuneración mensual de profesor contratado en el marco de la Ley 30328, Ley que establece medidas en materia educativa y dicta otras disposiciones. El incremento a que hace referencia el presente acápite se efectúa en dos oportunidades, en los meses de marzo y noviembre del Año Fiscal 2019.
b) La asignación por jornada de trabajo adicional según la escala magisterial en que se encuentra el profesor encargado en cargo directivo o jerárquico de institución educativa o de especialista en educación, en el marco de lo dispuesto en el Decreto Supremo 306-2017-EF. El incremento de esta asignación se efectúa en dos oportunidades en los mismos periodos en que se incrementa la Remuneración Íntegra Mensual (RIM) de los profesores de la Carrera Pública Magisterial de la Ley 29944, conforme a lo dispuesto en el acápite precedente.

35.1.2. Aprobar, por única vez, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, lo siguiente:

a) El monto y las condiciones de las asignaciones y el subsidio por luto y sepelio de los docentes de la carrera pública docente a los que hace referencia los artículos 94 y 99 de la Ley 30512, Ley de Institutos y Escuelas de Educación Superior y de la Carrera Pública de sus Docentes. El subsidio por luto y sepelio a que se refiere el presente acápite no tiene carácter remunerativo ni pensionable, no constituye base para el cálculo de otros beneficios, no está afectos a cargas sociales ni se incorporan a la Remuneración Íntegra Mensual Superior (RIMS).
b) Los montos, criterios y condiciones de las asignaciones de los docentes contratados a los que hace referencia el artículo 106 de la Ley 30512, Ley de Institutos y Escuelas de Educación Superior y de la Carrera Pública de sus Docentes.
c) Los montos, criterios y condiciones de las asignaciones de los asistentes y auxiliares de educación superior contratados a los que hace referencia el artículo 109 de la Ley 30512, Ley de Institutos y Escuelas de Educación Superior y de la Carrera Pública de sus Docentes.

35.2. Para efectos de lo dispuesto en el numeral precedente, autorízase al Ministerio de Educación con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al tesoro público, para efectuar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales, las cuales se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a solicitud de este último.

Artículo 36. Autorización para financiamiento de subvenciones para la implementación de propuestas de servicio educativo en el ámbito rural

Autorízase, excepcionalmente, al Ministerio de Educación, para otorgar subvenciones, hasta por el monto de S/ 8 158 400,00 (OCHO MILLONES CIENTO CINCUENTA Y OCHO MIL CUATROCIENTOS Y 00/100 SOLES) a favor de entidades privadas sin fines de lucro e instituciones comprendidas en el Acuerdo Internacional aprobado por Decreto Ley 23211, en el marco de lo dispuesto en la Ley 28044, Ley General de Educación y su Reglamento, aprobado por Decreto Supremo 011-2012-ED, para la implementación de propuestas de servicio educativo en instituciones educativas públicas del nivel de educación primaria y secundaria, ubicadas en el ámbito rural y en instituciones educativas públicas que brindan servicio bajo el modelo de servicio educativo Secundaria con Residencia Estudiantil.

Dichas subvenciones se aprueban mediante resolución del titular del pliego Ministerio de Educación, previa suscripción de convenio, para lo cual se requiere el informe favorable de su oficina de presupuesto o la que haga sus veces. La resolución del titular del pliego se publica en el diario oficial El Peruano.

El Ministerio de Educación es responsable de evaluar la implementación de las propuestas de servicio educativo, del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos, y asegurar la rendición de cuentas de los recursos financieros otorgados en la subvención.

El Ministerio de Educación, mediante resolución de su titular, establece los requisitos y disposiciones para el otorgamiento, ejecución y rendición de cuentas de los recursos financieros otorgados mediante subvenciones, la referida resolución debe emitirse en un plazo no mayor de sesenta (60) días calendarios desde la vigencia de la presente ley. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su otorgamiento conforme al presente artículo.

La aplicación de lo establecido en el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Educación, sin demandar recursos adicionales al tesoro público.

Artículo 37. Autorización para uso de canon, sobrecanon y regalías mineras de Universidades Públicas

37.1. Autorízase a las universidades públicas adecuadas a la disposición complementaria transitoria primera de la Ley 30220, Ley Universitaria, excepcionalmente durante el Año Fiscal 2019, para destinar hasta el cincuenta por ciento (50%) de los recursos provenientes del canon, sobrecanon, regalías mineras, y del Fondo de Desarrollo Socioeconómico de Camisea (Focam), así como de saldos de balance generados por dichos conceptos, para financiar las inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en el marco del Sistema Nacional de Programación

Multianual y Gestión de Inversiones, así como para financiar acciones de mantenimiento relacionadas a infraestructura, mobiliario y equipos. El saldo restante se ejecuta en el marco de lo establecido en la Ley 27506 y sus modificatorias.

37.2. Asimismo y solo para el Año Fiscal 2019, autorízase a las universidades públicas que se encuentren en proceso de constitución al que se refiere el artículo 29 de la Ley 30220, Ley Universitaria, que cuentan con recursos provenientes del canon, sobrecanon, regalías mineras, y del Fondo de Desarrollo Socioeconómico de Camisea (Focam), así como de saldos de balance generados por dichos conceptos, para destinar hasta el sesenta por ciento (60%) de dichos recursos en proyectos de inversión, inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y proyectos que no se encuentran bajo el ámbito del mencionado Sistema Nacional; así como destinar hasta el diez por ciento (10%) en la elaboración de sus estudios de preinversión, bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones. Asimismo, destinar hasta el treinta por ciento (30%) para financiar acciones de mantenimiento relacionadas a infraestructura, mobiliario y equipos.

37.3. Excepcionalmente, durante el año 2019, autorízase a los pliegos universidades públicas, que cuentan con saldos de balance provenientes de las transferencias de canon efectuadas por los gobiernos regionales que se incorporaron en la fuente de financiamiento Donaciones y Transferencias, para destinar hasta el cincuenta por ciento (50%) de dichos recursos al financiamiento de proyectos de inversión, inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y proyectos que no se encuentran bajo el ámbito del mencionado Sistema Nacional, así como para financiar acciones de mantenimiento relacionadas a infraestructura, mobiliario y equipos.

37.4. Asimismo, y sólo para los fines del presente artículo, exceptúase a las universidades públicas de lo establecido en los incisos 3 y 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 38. Participación en Eventos y Competencias Internacionales

Autorízase al Ministerio de Educación para atender, con cargo a su presupuesto institucional, la ejecución de un cronograma para la participación en eventos y competencias internacionales para la medición de los aprendizajes, el cual se aprueba dentro de los treinta (30) días de iniciado el año fiscal mediante resolución ministerial. El mencionado cronograma debe establecer, además, los eventos, la condición y cantidad de participantes a los que se financiará pasajes y/o viáticos, según corresponda.

Artículo 39. Transferencias de recursos al INEI para evaluación en materia educativa

39.1. Autorízase, en el Año Fiscal 2019, al Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional, a favor del Instituto Nacional de Estadística e Informática (INEI), para el financiamiento de la aplicación de la evaluación en materia educativa. Dichas modificaciones presupuestarias se aprueban, previa suscripción de convenio, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último.

39.2. La autorización otorgada por el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Educación, por la fuente de financiamiento Recursos Ordinarios, sin demandar recursos adicionales al tesoro público.

39.3. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

Artículo 40. Acuerdos entre el Ministerio de Educación y organismos internacionales

Autorízase al Ministerio de Educación, durante el Año Fiscal 2019, para aprobar transferencias financieras a favor de organismos internacionales y celebrar convenios de asistencia técnica para la formulación, implementación, gestión, monitoreo y evaluación de programas de formación, capacitación y evaluación docente, así como de análisis de experiencias internacionales exitosas e investigación aplicada, para la mejora de los aprendizajes de las niñas y niños, lo que incluye las contrataciones necesarias a efectos de asegurar la operatividad y cumplimiento de las actividades mencionadas que se desarrollen en el marco del Plan Nacional de Educación.

Los acuerdos son suscritos por el titular de la entidad y, previo a su celebración, se requiere contar con un informe técnico que demuestre las ventajas y beneficios del acuerdo como mejor alternativa; un informe favorable de la Oficina de Planeamiento y Presupuesto, o la que haga sus veces, en el cual se demuestre la disponibilidad de recursos para su financiamiento; y un informe legal. El Ministerio de Educación, bajo responsabilidad de su titular, debe proveer información a la Contraloría General de la República y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitada por estos.

Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución de titular del pliego Ministerio de Educación, la misma que se publica en el diario oficial El Peruano.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La aplicación de la presente disposición se financia con cargo al presupuesto del Ministerio de Educación sin demandar recursos adicionales al tesoro público.

Artículo 41. Autorización al Ministerio de Educación y a los gobiernos regionales de Huánuco y de Cusco para realizar modificaciones presupuestarias en el nivel institucional

Autorízase al Ministerio de Educación y a los gobiernos regionales de Huánuco y de Cusco para realizar modificaciones presupuestarias en el nivel institucional a favor de la Universidad Nacional de Música, la Universidad Nacional Daniel Alomía Robles y la Universidad Nacional Diego Quispe Tito respectivamente, para garantizar y continuar con la implementación de dichas universidades de acuerdo a lo dispuesto en la Ley 30597.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo. En el caso del Ministerio de Educación, el decreto supremo es refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último; y, en el caso de los gobiernos regionales, el decreto supremo es refrendado por el ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, a propuesta de los gobiernos regionales correspondientes.

Artículo 42. Subvenciones a Federaciones Deportivas

Autorízase, en el Año Fiscal 2019, al Instituto Peruano del Deporte (IPD), previa evaluación de los resultados alcanzados en los indicadores de desempeño establecidos en los Planes Anuales de las Federaciones Deportivas Nacionales y la Asociación Nacional Paralímpica del Perú, para modificar el Anexo A de la presente ley en cuanto a las subvenciones otorgadas a favor de Federaciones Deportivas Nacionales y la Asociación Nacional Paralímpica del Perú señaladas en dicho Anexo, mediante decreto supremo refrendado por el Ministerio de Educación, el cual se publica en los portales electrónicos institucionales del IPD y del Ministerio de Educación, dentro de los tres (03) días hábiles contados a partir de la publicación del citado decreto supremo en el diario oficial el Peruano.

Para la aplicación de lo dispuesto en el párrafo precedente, las instituciones antes señaladas suscriben convenios con el IPD, según los criterios técnicos que este último establezca respecto del otorgamiento de las referidas subvenciones. Dichos convenios se publican en el portal institucional del IPD.

El IPD remite a la Dirección General de Presupuesto Público, en el mes de julio de 2019 y en el mes de enero de 2020, informes conteniendo la evaluación de los resultados alcanzados en los indicadores de desempeño establecidos en los Planes Anuales de las Federaciones Deportivas Nacionales y la Asociación Nacional Paralímpica del Perú, así como la evaluación del cumplimiento de lo establecido en los convenios a los que se refiere el párrafo precedente.

CAPÍTULO VII
DISPOSICIONES ESPECIALES EN MATERIA DE ATENCIÓN DE DESASTRES Y RECONSTRUCCIÓN

Artículo 43. Autorización para efectuar modificaciones presupuestarias para la atención de desastres

43.1. Autorízase, durante el Año Fiscal 2019, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, para efectuar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, Recursos Determinados en el rubro canon y sobrecanon, regalías, rentas de aduanas y participaciones, y Recursos Directamente Recaudados, a fin de financiar la atención oportuna e inmediata y/o la rehabilitación en las zonas afectadas por desastres de los niveles 4 y 5 a los que se refiere el artículo 43 del Reglamento de la Ley 29664, Ley que crea el Sistema Nacional de Gestión del Riesgo de Desastres (Sinagerd), aprobado por Decreto Supremo 048-2011-PCM, así como reducir los probables daños que pueda generar el inminente impacto de un fenómeno natural o antrópico, y que cuenten con declaratoria de estado de emergencia por desastre o peligro inminente por la autoridad competente.

Dichas modificaciones presupuestarias financian intervenciones de la tipología A.3 Tipología de Actividades de Emergencia aprobada en el Decreto Supremo 132-2017-EF, y se ejecutan en el Programa Presupuestal 068 Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres.

43.2. Para tal fin, las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales quedan exonerados de lo establecido en el artículo 12 de la presente Ley, y en los incisos 3 y 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. En el caso de las entidades del Gobierno Nacional y los gobiernos regionales, el uso de los recursos de los programas presupuestales en el marco de la excepción al inciso 4 del numeral 48.1 del artículo 48 antes mencionado, se efectúa hasta el diez por ciento (10%) del Presupuesto Institucional de Apertura (PIA) correspondiente a los programas presupuestales del pliego respectivo, sin perjuicio del cumplimiento de las metas físicas de las actividades de prevención programadas ante la ocurrencia de desastres, siempre y cuando la zona afectada se encuentre declarada en emergencia por desastre o peligro inminente por la autoridad competente.

43.3. Dentro de los diez (10) días calendario siguientes de terminado cada semestre de 2019, las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales deben remitir al Instituto Nacional de Defensa Civil (Indeci) un informe sobre las acciones realizadas en el marco de la presente disposición. Teniendo en cuenta estos informes, el Indeci elabora un informe consolidado que contenga los resultados obtenidos por la aplicación de esta disposición, el mismo que debe publicar en su portal institucional.

43.4. Las acciones que se ejecutan con cargo a los recursos autorizados en el presente artículo se sujetan al Sistema Nacional de Control.

Artículo 44. Recursos para contribuir a la mitigación del riesgo de desastres

Autorízase, en forma excepcional, a los gobiernos regionales y a los gobiernos locales, para utilizar hasta el veinte por ciento (20%) de los recursos provenientes del canon, sobrecanon y regalía minera, para ser destinado al financiamiento de actividades destinadas a: i) la limpieza y/o descolmatación del cauce de ríos y quebradas; ii) la protección de márgenes de ríos y quebradas con rocas al volteo; y iii) la monumentación y control de la faja marginal en puntos críticos, en zonas altamente expuestas a inundaciones, deslizamientos de tierras y flujo de detritos (huaycos) identificadas por la Autoridad Nacional del Agua (ANA), el Instituto Geológico, Minero y Metalúrgico (INGEMMET) e Instituto Geofísico del Perú (IGP), según corresponda. Esta autorización no alcanza a los gobiernos regionales y a los gobiernos locales si las actividades a las que se refiere el presente artículo se encuentran consideradas en el Plan Integral para la Reconstrucción con Cambios y/o hayan recibido financiamiento con cargo a los recursos del Fondo para intervenciones ante la Ocurrencia de Desastres Naturales (Fondes) para las mismas actividades. Los recursos autorizados por el presente artículo se ejecutan en el Programa Presupuestal 068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres.

Para tal efecto, las entidades quedan exoneradas de lo dispuesto en el inciso 3 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 45. Recursos para financiar estudios e investigaciones para la prevención del riesgo de desastres

45.1. Con la finalidad de promover la Gestión del Riesgo de Desastre (GRD), autorízase, durante el Año Fiscal 2019, a los gobiernos regionales, gobiernos locales y universidades públicas, para realizar transferencias financieras a favor del Instituto Geofísico del Perú (IGP), del Servicio Nacional Meteorología e Hidrología (Senamhi) y del Instituto Nacional de Investigación en Glaciares y Ecosistemas de Montaña (Inaigem) con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, Recursos Determinados en el rubro Canon y sobrecanon, regalías, rentas de aduanas y participaciones, y Recursos Directamente Recaudados, para financiar la elaboración de estudios y proyectos de investigación en campos relacionados a peligros naturales, investigación en campos relacionados al comportamiento de los glaciares y ecosistemas de montaña, así como para la implementación de sistemas de observación y alerta temprana; en relación con sus circunscripciones territoriales.

45.2. Las referidas transferencias financieras se aprueban, en el caso de las universidades públicas, mediante resolución del titular y, para el caso de los gobiernos regionales y los gobiernos locales, mediante acuerdo de consejo regional o concejo municipal, respectivamente. La resolución del titular y el acuerdo del consejo regional se publican en el diario oficial El Peruano, y el acuerdo del concejo municipal se publica en su página web.

45.3. Las transferencias financieras autorizadas por el presente artículo se aprueban previa suscripción de convenio, requiriéndose el informe favorable previo de la oficina de presupuesto, o la que haga sus veces, del pliego que transfiere el recurso. Cada pliego presupuestario que efectúa las transferencias financieras es responsable de la verificación, seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos, y del cumplimiento de las acciones contenidas en el convenio, para lo cual realiza el monitoreo correspondiente.

45.4. La autorización otorgada en el presente artículo se financia con cargo al presupuesto institucional de las universidades públicas, gobiernos regionales y gobiernos locales, según corresponda, sin demandar recursos adicionales al tesoro público.

Artículo 46. Recursos para los fines del Fondes

46.1. Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2019, se han asignado hasta por la suma de S/ 7 293 000 000,00 (SIETE MIL DOSCIENTOS NOVENTA Y TRES MILLONES Y 00/100 SOLES), exclusivamente, para el financiamiento de los fines del Fondo para Intervenciones ante la Ocurrencia de Desastres Naturales (Fondes), creado por el artículo 4 de la Ley 30458, según el siguiente detalle:

a) Hasta por la suma de S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios, y S/ 193 000 000,00 (CIENTO NOVENTA Y TRES MILLONES Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en el pliego Instituto Nacional de Defensa Civil (Indeci), para el financiamiento de actividades e inversiones para la mitigación, capacidad de respuesta, rehabilitación, y reconstrucción ante la ocurrencia de fenómenos naturales y antrópicos, priorizados por la Comisión Multisectorial del "Fondo para intervenciones ante la ocurrencia de desastres naturales", conforme a lo establecido en el numeral 4.5 del artículo 4 de la Ley 30458, Ley que regula diversas medidas para financiar la ejecución de Proyectos de Inversión Pública en apoyo de gobiernos regionales y locales, los Juegos Panamericanos y Parapanamericanos y la ocurrencia de desastres naturales; el numeral 13.4. del artículo 13 de la Ley 30624, Ley que dispone medidas presupuestarias para el impulso del gasto en el Año Fiscal 2017, y el Decreto Supremo 132-2017-EF.

b) Hasta por la suma de S/ 1 685 831 090,00 (MIL SEISCIENTOS OCHENTA Y CINCO MILLONES OCHOCIENTOS TREINTA Y UN MIL NOVENTA Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales, para la sostenibilidad y continuidad de la ejecución de las intervenciones incluidas en el Plan Integral de la Reconstrucción con Cambios y que se encuentran a cargo de dichos pliegos, de acuerdo con el Anexo II de la presente ley.
En el caso de modificación y/o actualización del Plan Integral de la Reconstrucción con Cambios, y/o actualización en el Banco de Inversiones del Sistema Nacional de Programación Multianual y Gestión de Inversiones de las intervenciones consignadas en el referido Plan, autorízase para realizar modificaciones presupuestarias en el nivel institucional con cargo a los recursos a los que se refiere el presente inciso, las que se aprueban mediante decreto supremo refrendado por el Presidente del Consejo de Ministros y el ministro de Economía y Finanzas, a solicitud de la Autoridad para la Reconstrucción con Cambios (RCC).

c) Hasta por la suma de S/ 5 314 168 910,00 (CINCO MIL TRESCIENTOS CATORCE MILLONES CIENTO SESENTA Y OCHO MIL NOVECIENTOS DIEZ Y 00/100 SOLES), de los cuales hasta por la suma de S/ 2 543 000 000,00 (DOS MIL QUINIENTOS CUARENTA Y TRES MILLONES Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios y hasta por la suma de S/ 2 771 168 910,00 (DOS MIL SETECIENTOS SETENTA Y UN MILLONES CIENTO SESENTA Y OCHO MIL NOVECIENTOS DIEZ Y 00/100 SOLES) por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en el pliego Presidencia del Consejo de Ministros - Unidad Ejecutora Autoridad para la Reconstrucción con Cambios – RCC, para el financiamiento de las intervenciones incluidas en el Plan Integral de la Reconstrucción con Cambios y de los gastos para el funcionamiento de dicha unidad ejecutora. En el caso del financiamiento de las intervenciones incluidas en el Plan Integral de la Reconstrucción con Cambios, el referido pliego queda exceptuado de la restricción prevista en el inciso 3 del numeral 48.1 del artículo 48 del Decreto Legislativo Nº 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, previa opinión favorable de la Dirección General de Presupuesto Público.

46.2. Los recursos a los que se refiere el inciso a) del numeral 46.1 se transfieren mediante Decreto Supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Defensa, a solicitud del Instituto Nacional de Defensa Civil (Indeci).
La transferencia de los recursos a los que se refiere el inciso c) del numeral 46.1. se aprueba mediante decreto supremo refrendado por el Presidente del Consejo de Ministros y el ministro de Economía y Finanzas, a solicitud de la Autoridad para la Reconstrucción con Cambios (RCC).

46.3. Los recursos a los que se refieren los incisos a), b) y c) del numeral 46.1. se ejecutan bajo las mismas formalidades, mecanismos y procedimientos aprobados en la normatividad vigente para las intervenciones mencionadas en los referidos incisos, en lo que les fuera aplicable.

46.4. Autorízase al Poder Ejecutivo para incorporar en el presupuesto institucional de las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales los créditos presupuestarios de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito que les fueron asignados para la atención de las intervenciones incluidas en el Plan Integral de la Reconstrucción con Cambios y que no fueron devengados al 31 de diciembre de 2018, y que no constituyen saldos de balance de dicha fuente de financiamiento, para financiar la continuidad en el Año Fiscal 2019 de las referidas intervenciones.
La incorporación de los créditos presupuestarios se realiza hasta el 31 de marzo de 2019, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente y para el caso de los gobiernos regionales y gobiernos locales, solo con el refrendo del ministro de Economía y Finanzas; en ambos casos, a solicitud de la Autoridad para la Reconstrucción con Cambios (RCC).

46.5. Los saldos de los recursos a que se refiere el inciso c) del numeral 46.1., provenientes de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito por emisión de bonos, luego de la evaluación de la ejecución que efectúe la Autoridad para la Reconstrucción con Cambios (RCC), que se encuentren disponibles según proyección al cierre del Año Fiscal 2019, pueden ser destinados al financiamiento de las inversiones que cuenten con expediente técnico o estudio definitivo, y que hayan sido registradas en la respectiva cartera de inversiones del Programa Multianual de Inversiones correspondiente.
Para tal efecto, los recursos se transfieren mediante decreto supremo refrendado por el Presidente del Consejo de Ministros, el ministro de Economía y Finanzas, y el ministro del sector correspondiente a solicitud de este último; y, para el caso de los gobiernos regionales y los gobiernos locales el decreto supremo es refrendado por el ministro de Economía y Finanzas y el Presidente del Consejo de Ministros.

46.6. Los recursos a los que se refiere el numeral 46.1. no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el presente artículo.

46.7. El presente artículo entra en vigencia al día siguiente de la publicación de la presente ley.

Artículo 47. Previsión presupuestal con cargo a los recursos del Fondes

47.1. Dispónese que la constancia respecto a la previsión de recursos para las convocatorias a procedimientos de selección cuya ejecución contractual supere el Año Fiscal 2019 y el financiamiento se efectúa con cargo a los recursos del Fondo para Intervenciones ante la Ocurrencia de Desastres Naturales (Fondes), para las acciones comprendidas en el marco de la Ley 30556 y sus modificatorias, se realiza conforme a lo siguiente:

a) Cuando el otorgamiento de la Buena Pro y la suscripción del contrato se realizan en el año fiscal en el que se convoca el procedimiento de selección, y la ejecución de la intervención supera el Año Fiscal 2019, la Oficina General de Presupuesto, o la que haga sus veces, en la entidad que realizará la convocatoria al procedimiento de selección, otorgará una constancia respecto a la previsión de recursos correspondientes al valor estimado de la parte de la intervención que se ejecutará en los años fiscales posteriores.

b) Cuando las convocatorias a procedimientos de selección que se realicen en el último trimestre del Año Fiscal 2019, y el otorgamiento de la Buena Pro y la suscripción del contrato se realizan en los años fiscales siguientes al que se convoca al procedimiento de selección, la Oficina General de Presupuesto de la entidad que realizará la convocatoria al procedimiento de selección, otorgará una constancia respecto a la previsión de recursos correspondientes al valor referencial de dicha convocatoria.

c) Previamente a la emisión de las constancias respecto a la previsión de recursos a que se refieren los incisos a) y b) precedentes, la entidad a cargo del procedimiento de selección deberá contar necesariamente con una comunicación del Director Ejecutivo de la Autoridad, en la que se señale la priorización del financiamiento con cargo a los recursos del Fondes de la respectiva intervención en los años fiscales correspondientes, la que se realizará sobre la base del acuerdo del Directorio. Una copia de dicha comunicación es remitida por el Director Ejecutivo de la Autoridad al Ministerio de Economía y Finanzas.

47.2. En los supuestos mencionados en los incisos a) y b) del numeral 47.1 del presente artículo, previo a efectuar el gasto público en los años fiscales correspondientes, de las intervenciones por las cuales se ha emitido la constancia respecto a la previsión de recursos, se debe contar con la certificación de crédito presupuestario emitida por la Oficina General de Presupuesto o la que haga sus veces en la entidad, sobre la existencia de crédito presupuestario suficiente, orientado a la ejecución del gasto en dicho año fiscal, bajo responsabilidad del titular de la entidad.

Artículo 48. Continuidad de recursos para las acciones a cargo de la Comisión Multisectorial del "Fondo para intervenciones ante la ocurrencia de desastres naturales"

48.1. Para garantizar la continuidad de las intervenciones a cargo de la Comisión Multisectorial del "Fondo para intervenciones ante la ocurrencia de desastres naturales", autorízase al Poder Ejecutivo para incorporar en el presupuesto institucional de las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, en la fuente de financiamiento Recursos Ordinarios, los recursos comprometidos y no devengados al 31 de diciembre de 2018 que fueron incorporados en el presupuesto institucional de dichas entidades, con cargo a recursos del Fondo para Intervenciones ante la Ocurrencia de Desastres Naturales (Fondes), creado mediante el artículo 4 de la Ley 30458, en el marco del numeral 4.5 del artículo 4 de la Ley 30458, Ley que regula diversas medidas para financiar la ejecución de Proyectos de Inversión Pública en apoyo de gobiernos regionales y locales, los Juegos Panamericanos y Parapanamericanos y la ocurrencia de desastres naturales; del numeral 13.4 del artículo 13 de la Ley 30624, Ley que dispone medidas presupuestarias para el impulso del gasto en el Año Fiscal 2017; y del Decreto Supremo 132-2017-EF.

48.2. La incorporación de los recursos a los que se refiere el presente artículo se efectúa mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Defensa, y, para el caso de los gobiernos regionales y gobiernos locales, debe ser refrendado por el Presidente del Consejo de Ministros, el ministro de Defensa y el ministro de Economía y Finanzas; en ambos casos, a solicitud del Instituto Nacional de Defensa Civil (Indeci). Los decretos supremos correspondientes se publican hasta el 28 de febrero de 2019.

48.3. Para los fines a los que se refiere el presente artículo, exceptúase de lo dispuesto en el inciso a) del artículo 18 y en el inciso a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

48.4. El presente artículo entra en vigencia al día siguiente de la publicación de la presente ley.

CAPÍTULO VIII
DISPOSICIONES ESPECIALES EN MATERIA DE INVERSIÓN EN
INFRAESTRUCTURA VIAL, AÉREA Y PORTUARIA

Artículo 49. Recursos para financiar estudios y proyectos de inversión

49.1. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2019, se han asignado hasta por la suma de S/ 326 643 201,00 (TRESCIENTOS VEINTISEIS MILLONES SEISCIENTOS CUARENTA Y TRES MIL DOSCIENTOS UNO Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, exclusivamente, para el financiamiento de estudios y proyectos de inversión, de acuerdo con el Anexo III de la presente ley y según el siguiente detalle:

a) Hasta por la suma de S/ 166 191 617,00 (CIENTO SESENTA Y SEIS MILLONES CIENTO NOVENTA Y UN MIL SEISCIENTOS DIECISIETE Y 00/100 SOLES) en los gobiernos locales, para financiar estudios, actividades e inversiones de infraestructura vial urbana, a fin de facilitar la ejecución de la Línea 2 y Ramal Av. Faucett - Av. Gambetta de la Red Básica del Metro de Lima y Callao.

b) Hasta por la suma de S/ 133 944 165,00 (CIENTO TREINTA Y TRES MILLONES NOVECIENTOS CUARENTA Y CUATRO MIL CIENTO SESENTA Y CINCO Y 00/100 SOLES) en el pliego Ministerio de Defensa - Unidad Ejecutora Marina de Guerra del Perú, para el financiamiento parcial de los estudios y ejecución de inversiones destinados al mejoramiento de las instalaciones navales, en el marco del Convenio Marco de Cooperación Interinstitucional suscrito entre el Ministerio de Transportes y Comunicaciones y el Ministerio de Defensa.

c) Hasta por la suma de S/ 2 046 419,00 (DOS MILLONES CUARENTA Y SEIS MIL CUATROCIENTOS DIECINUEVE Y 00/100 SOLES) en el pliego Municipalidad Metropolitana de Lima, para financiar estudios e Inversiones relacionadas al proyecto "Creación del Intercambio Vial del cruce de la Av. Villa María y Prolongación de la Av. Villa María con la Av. Pachacútec, Provincia de Lima, Departamento de Lima, vinculado a Línea 1 del Metro de Lima", conforme los compromisos asumidos en el Convenio Específico de Cooperación Interinstitucional entre la Autoridad Autónoma del Sistema Eléctrico de Transporte Masivo de Lima y Callao – AATE y la Municipalidad Metropolitana de Lima (MML), derivado del Convenio Marco suscrito entre el Ministerio de Transportes y Comunicaciones y la MML, de fecha 14 de mayo de 2015 y su adenda respectiva, como parte de las obras de accesibilidad y de reducción del impacto del Proyecto Especial Sistema Eléctrico de Transporte Masivo de Lima y Callao (Línea 1 del Metro de Lima).

d) Hasta por la suma de S/ 6 461 000,00 (SEIS MILLONES CUATROCIENTOS SESENTA Y UN MIL Y 00/100 SOLES) en el pliego Instituto Peruano de Deporte (IPD), para el financiamiento de inversiones en sus instalaciones deportivas en San Juan de Lurigancho, en el marco del convenio suscrito entre la Autoridad Autónoma del Sistema Eléctrico de Transporte Masivo de Lima y Callao (AATE) y el Instituto Peruano del Deporte (IPD), en el marco de la construcción del Tramo II de la Línea 1 del Metro de Lima.

e) Hasta por la suma de S/ 18 000 000,00 (DIECIOCHO MILLONES Y 00/100 SOLES) en el pliego Agencia de Promoción de la Inversión Privada (Proinversión), para financiar el cumplimiento de los estudios de preinversión a nivel de factibilidad, así como el estudio de impacto ambiental de la Línea 4 de la Red Básica del Metro de Lima y Callao.

49.2. Los recursos a los que se refiere el numeral precedente no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el presente artículo.

Artículo 50. Transferencia financiera para inversiones en puertos y/o aeropuertos

50.1. Autorízase al Ministerio de Transportes y Comunicaciones para realizar transferencias financieras, durante el año 2019, con cargo a los recursos de su presupuesto institucional, en la fuente de financiamiento Recursos Ordinarios, a favor de la Empresa Nacional de Puertos S.A. (Enapu) hasta por la suma de S/ 30 000 000,00 (TREINTA MILLONES Y 00/100 SOLES), y a favor de la Corporación Peruana de Aeropuertos y Aviación Comercial S.A. (Corpac) hasta por la suma de S/ 29 000 000,00 (VEINTINUEVE MILLONES Y 00/100 SOLES), a fin de continuar con el financiamiento de inversiones en puertos y/o aeropuertos bajo el ámbito de dichas empresas, debiendo contar con el registro aprobado del Formato 02 de la Directiva 02-2017-EF/63.01.

50.2. Las referidas transferencias financieras se aprueban mediante resolución del titular del pliego Ministerio de Transportes y Comunicaciones, previa suscripción de convenio y previa opinión del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (Fonafe), en el marco de sus competencias. Dicha resolución se publica en el diario oficial El Peruano. Los recursos materia de transferencia se administran en las cuentas del tesoro público conforme a lo que disponga la Dirección General del Tesoro Público, y pueden ser considerados aporte de capital del Estado, emitiéndose las acciones correspondientes en el marco de la Ley 27170, Ley del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado.

Artículo 51. Transferencia de recursos a favor del Ministerio de Defensa, Ministerio del Interior y SUTRAN

51.1. Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2019, para realizar modificaciones presupuestarias en el nivel institucional, conforme a lo siguiente:

a) A favor del Ministerio de Defensa, hasta por la suma de S/ 31 000 000,00 (TREINTA Y UN MILLONES Y 00/100 SOLES), conforme al siguiente detalle:

- Hasta por la suma de S/ 25 000 000,00 (VEINTICINCO MILLONES Y 00/100 SOLES), a la Fuerza Aérea del Perú con el objeto que sean destinadas para realizar estudios de preinversión, ejecutar obras de infraestructura, equipamiento, mantenimiento, rehabilitación u otros, en aeródromos bajo su administración, de acuerdo a los convenios específicos y/o adendas correspondientes, con la finalidad de asegurar la operatividad de los mismos, en beneficio de la infraestructura aeroportuaria del país.
- Hasta por la suma de S/ 6 000 000,00 (SEIS MILLONES Y 00/100 SOLES) al Ejercito del Perú, para realizar estudios de preinversión, ejecutar obras de infraestructura, equipamiento, mantenimiento rehabilitación u otros, en las instalaciones de la Base de la Aviación del Ejército que colinda con el de Las Palmas, de acuerdo a los convenios específicos y/o adendas correspondientes.

b) A favor del Ministerio del Interior (Policía Nacional del Perú), hasta por la suma de S/ 6 000 000,00 (SEIS MILLONES Y 00/100 SOLES), para realizar estudios de preinversión, ejecutar obras de infraestructura, equipamiento, mantenimiento rehabilitación u otros, en sus instalaciones de acuerdo a los convenios específicos y/o adendas correspondientes.

c) A favor de la Superintendencia de Transporte Terrestre de Personas, Carga y Mercancías (SUTRAN), hasta por la suma de S/ 10 154 040,00 (DIEZ MILLONES CIENTO CINCUENTA Y CUATRO MIL CUARENTA Y 00/100 SOLES), para financiar el "Plan 20", que busca implementar veinte (20) puntos de control para la ejecución del Plan de Seguridad Vial "Unidos salvemos vidas".

51.2. Las modificaciones presupuestarias autorizadas en el numeral 51.1 se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, el ministro de Defensa, el ministro del Interior, según corresponda, y por el ministro de Transportes y Comunicaciones, a propuesta de este último.

51.3. Para efectos de lo establecido en el presente artículo, exonérase al Ministerio de Transportes y Comunicaciones de las limitaciones establecidas en los incisos 4 y 5 del numeral 48.1 del artículo 48 y el artículo 49 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

51.4. La autorización otorgada por el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al tesoro público.

51.5. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

Artículo 52. Continuidad de las actividades y proyectos del Proyecto Especial para la preparación y desarrollo de los XVIII Juegos Panamericanos del 2019

52.1. A fin de garantizar la continuidad, en el Año Fiscal 2019, de las actividades y proyectos del Proyecto Especial para la preparación y desarrollo de los XVIII Juegos Panamericanos del 2019, autorízase al Poder Ejecutivo para incorporar en el presupuesto institucional del Ministerio de Transportes y Comunicaciones - Proyecto Especial para la preparación y desarrollo de los XVIII Juegos Panamericanos del 2019, los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios no ejecutados en el presupuesto institucional del Año Fiscal 2018, para la ejecución de dichas actividades y proyectos durante el Año Fiscal 2019.

52.2. Los recursos a los que se refiere el numeral precedente se incorporan mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Transportes y Comunicaciones, a propuesta de este último, debiéndose publicar el decreto supremo hasta el 31 de marzo de 2019, previo informe favorable de la Dirección General de Presupuesto Público. Para ello, exceptúase de lo dispuesto en el inciso a) del artículo 18 y en el inciso a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276 Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

52.3. Lo dispuesto en los numerales precedentes es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2019 por parte del respectivo pliego, para la misma actividad y la misma meta presupuestaria.

52.4. El presente artículo entra en vigencia al día siguiente de la publicación de la presente ley.

Artículo 53. Transferencias de recursos para la preparación y desarrollo de los XVIII Juegos Panamericanos del 2019

53.1. Autorízase, por excepción, durante el Año Fiscal 2019, al Ministerio de Transportes y Comunicaciones a realizar transferencias financieras a favor de entidades o instituciones públicas, a efectos de que éstas puedan cubrir los costos y gastos, que permitan atender las siguientes actividades: disponer de los espacios necesarios para las sedes de competencia, no competencia, entrenamiento, back of the house; operaciones y mantenimiento, así como contar con zonas donde puedan ubicarse diversos servicios de manera conjunta, entre otras acciones, que asuman en virtud a la celebración de convenios de colaboración interinstitucional, en el marco de la Ley 27444, Ley del Procedimiento Administrativo General, modificada por Decreto Legislativo 1272, para el desarrollo de los XVIII Juegos Panamericanos y Sextos Juegos Parapanamericanos del 2019.

53.2. Las referidas transferencias financieras se aprueban mediante resolución del titular del Ministerio de Transportes y Comunicaciones, previo informe favorable de su Oficina de Presupuesto, o la que haga sus veces en la entidad. Dicha resolución se publica en el diario oficial El Peruano.

53.3. La autorización otorgada en el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al tesoro público.

53.4. El Ministerio de Transportes y Comunicaciones es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales transfiere los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

DISPOSICIONES COMPLEMENTARIAS

DISPOSICIONES COMPLEMENTARIAS FINALES

PRIMERA. Establécese como límite para que el Banco Central de Reserva del Perú (BCRP) requiera autorización por ley para efectuar operaciones y celebrar convenios de crédito para cubrir desequilibrios transitorios en la posición de las reservas internacionales, cuando el monto de tales operaciones y convenios supere una suma equivalente a diez veces el valor de la cuota del Perú en el Fondo Monetario Internacional (FMI), de conformidad con el artículo 85 de la Constitución Política del Perú.

SEGUNDA. Los créditos presupuestarios correspondientes a las competencias y funciones transferidas en el año 2018 en el marco del proceso de descentralización y que no hayan sido consideradas en la fase de programación y formulación del Presupuesto del Sector Público para el Año Fiscal 2019 en el pliego correspondiente, se transfieren durante el presente Año Fiscal, con cargo al presupuesto del pliego que ha transferido la competencia, conforme a lo establecido en la disposición transitoria quinta de la Ley 27783, Ley de Bases de la Descentralización. Dichas transferencias se realizan en enero del año 2019 a propuesta del pliego respectivo y detallan el monto que corresponde a cada pliego a ser habilitado. La propuesta antes mencionada se remite al Ministerio de Economía y Finanzas para los fines respectivos.

TERCERA. Financiamiento para pago de obligaciones previsionales a cargo de la Caja de Pensiones Militar Policial

1. Autorízase, de manera excepcional, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional, en el mes de diciembre del Año Fiscal 2018, a favor de los pliegos Ministerio de Defensa y Ministerio del Interior con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, y a los saldos disponibles según proyección al cierre del Año Fiscal 2018 del Presupuesto del Sector Público. Dicha modificación presupuestaria no se encuentra comprendida dentro del límite del monto a que se refiere el numeral 36.5 del artículo 36 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Las modificaciones presupuestarias en el nivel institucional, autorizadas en la presente disposición, se aprueban mediante decreto supremo a propuesta del Ministerio de Defensa y del Ministerio del Interior, según corresponda, y utilizando, de ser necesario, el procedimiento establecido en el artículo 54 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Dichos recursos se incorporan en los presupuestos de los mencionados pliegos en la fuente de financiamiento Recursos Ordinarios. Luego de que se incorporen los referidos recursos, y hasta el 28 de diciembre de 2018, los pliegos Ministerio de Defensa y Ministerio del Interior, mediante resolución de su titular, que se publica en el diario oficial El Peruano, deben autorizar una transferencia financiera por el monto total de los recursos que les han sido transferidos en virtud de lo establecido en el párrafo precedente del presente numeral, a favor de la Caja de Pensiones Militar Policial (CPMP), para ser destinados exclusivamente al financiamiento del pago de las obligaciones previsionales a cargo de la CPMP.

2. Autorízase, durante el Año Fiscal 2019, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional, a favor de los pliegos Ministerio de Defensa y Ministerio del Interior con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Las modificaciones presupuestarias en el nivel institucional, autorizadas en la presente disposición, se aprueban mediante decreto supremo a propuesta del Ministerio de Defensa y del Ministerio del Interior, según corresponda, y utilizando el procedimiento establecido en el artículo 54 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Dichos recursos se destinan, únicamente, para financiar las transferencias financieras que dichos pliegos deben efectuar a favor de la CPMP para ser destinados exclusivamente al financiamiento del pago de las obligaciones previsionales a cargo de la CPMP. Dichos recursos no podrán utilizarse para fines distintos a los establecidos en la presente disposición. Las referidas transferencias financieras se aprueban mediante resolución del titular, del Ministerio de Defensa y Ministerio del Interior, según corresponda, y se publican en el diario oficial El Peruano.

3. Las transferencias financieras que, en el marco de lo dispuesto por la presente disposición, efectúen los pliegos Ministerio de Defensa y Ministerio del Interior a favor de la CPMP son otorgadas en las cuentas que determine la

Dirección General del Tesoro Público para su asignación financiera, conforme a los procedimientos del Sistema Nacional de Tesorería, de manera que los recursos de las citadas transferencias, no utilizados en el cumplimiento de las indicadas obligaciones previsionales por parte de la CPMP, al cierre del año fiscal, reviertan automáticamente al tesoro público. Los pliegos Ministerio de Defensa y Ministerio del Interior son responsables de la verificación y seguimiento del cumplimiento de la finalidad para la cual son transferidos los recursos.

4. La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente ley.

CUARTA. Dispónese que para el Año Fiscal 2019, los Documentos Cancelatorios - Tesoro Público emitidos al amparo de la Ley 29266, Ley que autoriza la emisión de Documentos Cancelatorios - Tesoro Público para el pago del impuesto general a las ventas y del impuesto a la renta generado por contrataciones del pliego Ministerio de Defensa, son financiados con cargo a los recursos de la Reserva de Contingencia hasta por la suma de S/ 34 050 261,00 (TREINTA Y CUATRO MILLONES CINCUENTA MIL DOSCIENTOS SESENTA Y UNO Y 00/100 SOLES) los cuales, para efectos de lo establecido en la presente disposición, se transfieren al pliego Ministerio de Defensa mediante decreto supremo, con el voto aprobatorio del Consejo de Ministros, hasta por el monto que sea requerido en dicho periodo, sin exceder el límite establecido en el artículo 3 de la Ley 29266, y se incorporan en el presupuesto institucional del mencionado pliego en la fuente de financiamiento Recursos Ordinarios.

QUINTA. Autorízase, excepcionalmente, la realización de transferencias de recursos de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, a favor del pliego Autoridad Nacional del Servicio Civil (Servir), con la finalidad de otorgar financiamiento y cofinanciamiento del complemento remunerativo a cargo de dicha entidad, para la asignación de los gerentes públicos de acuerdo con la normatividad de la materia.

Asimismo, autorízase a Servir, durante el Año Fiscal 2019, para pagar el total de la remuneración de los gerentes públicos asignados a entidades públicas, lo que comprende las entidades públicas, programas y proyectos nuevos o de reciente creación que no cuenten con plazas presupuestadas las que, para efectos de la presente disposición, son las creadas a partir del año 2011.

Para el financiamiento de la remuneración a la que se refiere el párrafo precedente, autorízase de manera excepcional a las entidades receptoras de gerentes públicos para efectuar transferencias de recursos a favor de Servir, de los recursos destinados a la contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057 de profesionales para los cargos que sean cubiertos con gerentes públicos. El pago del complemento remunerativo a cargo de Servir, en los casos que dicho complemento resulte necesario, se financia con cargo al presupuesto institucional del pliego Servir, sin demandar recursos adicionales al tesoro público.

Las transferencias de recursos a las que se refieren los párrafos precedentes se efectúan, en el caso de las entidades del Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector habilitador, a propuesta de este último; en el caso de los gobiernos regionales, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, a propuesta del gobierno regional; y, en el caso de los gobiernos locales, los recursos se transfieren a través de transferencias financieras que se aprueban mediante acuerdo de concejo municipal, requiriéndose el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad.

Únicamente para la aplicación de la presente disposición, se exonera a las entidades receptoras de gerentes públicos de las restricciones señaladas en el artículo 49 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. El pliego Servir, únicamente para la aplicación de la presente disposición, queda exonerado de lo establecido en el numeral 9.1 del artículo 9 de la presente ley.

SEXTA. Prorrógase, hasta el 31 de diciembre de 2019 o hasta que se implemente el régimen de la Ley del Servicio Civil regulado por la Ley 30057 en el Ministerio de Defensa y en el Ministerio del Interior, según corresponda, la vigencia del Decreto de Urgencia 040-2011, e inclúyese dentro de los alcances de la citada norma al personal civil administrativo en actividad que presta servicios en el pliego Superintendencia Nacional de Migraciones comprendido en el régimen laboral del Decreto Legislativo 276, solo hasta que se implemente en dicha entidad el régimen de la Ley del Servicio Civil regulado por la Ley 30057. El concepto al que se refiere el Decreto de Urgencia 040-2011 y cuyo alcance se amplía mediante la presente disposición, se abona mensualmente y no tiene carácter ni naturaleza remunerativa ni pensionable y no se encuentra afecto a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de la Compensación por Tiempo de Servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas; cualquier acto administrativo que disponga lo contrario será nulo de pleno derecho.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Defensa, del Ministerio del Interior, y de la Superintendencia Nacional de Migraciones según corresponda.

SÉTIMA. Dispónese que para efectos de la implementación del Régimen de la Ley del Servicio Civil, lo establecido en los artículos 6 y 8 y en los numerales 9.1 y 9.4 del artículo 9 de la presente ley no es aplicable a las entidades que cuenten con el Cuadro de Puestos de la Entidad (CPE) aprobado; y que lo establecido en el segundo párrafo de la disposición complementaria transitoria cuarta de la Ley 30057, Ley del Servicio Civil, no incluye los planes de seguros médicos familiares u otros de naturaleza análoga, que estén percibiendo los trabajadores bajo los regímenes de los Decretos Legislativos 276, 728 y 1057.

Para la aplicación de la exoneración al numeral 9.1 del artículo 9, a que se refiere la presente disposición, se requiere el informe previo favorable de la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas.

OCTAVA. Autorízase la transferencia de recursos de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales a favor de la Autoridad Nacional del Servicio Civil (Servir), con la finalidad de desarrollar programas formativos, incluidos los procesos de selección, a cargo de la Escuela Nacional de Administración Pública (Enap), previa suscripción de convenio.

Las transferencias de recursos a los que se refiere la presente disposición se efectúan, en el caso de las entidades de Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector habilitador, a propuesta de este último; en el caso de los gobiernos regionales y de los gobiernos locales, los recursos se transfieren mediante transferencias financieras que se aprueban por acuerdo de consejo regional o concejo municipal, según sea el caso, requiriéndose en ambos casos el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. El acuerdo de consejo regional se publica en el diario oficial El Peruano y el acuerdo del concejo municipal se publica en la página web del gobierno local respectivo.

Las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales que transfieren recursos en el marco de lo establecido en la presente disposición, son responsables de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos y del cumplimiento de las acciones que desarrolle Servir a través de la Enap.

NOVENA. Para la emisión del decreto supremo a que hace referencia el último párrafo del artículo 52 de la Ley 30057, Ley del Servicio Civil, la entidad respectiva debe contar con el Cuadro de Puestos de la Entidad - CPE aprobado. Para dicho efecto, las entidades quedan exoneradas de lo establecido en los artículos 6 y 9 de la presente ley y en lo establecido en las prohibiciones contenidas en la Ley 28212, y sus modificatorias.

DÉCIMA. Continuidad de inversiones

1. Para garantizar, en el año 2019 la continuidad de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho sistema, a cargo de los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales, autorízase al Poder Ejecutivo para incorporar en dichas entidades los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios, comprometidos y no devengados al 31 de diciembre de 2018, para ejecutar dichas intervenciones. El compromiso se determina en función al registro en el SIAF y de los contratos derivados del procedimiento de selección en el ámbito de aplicación de la Ley de Contrataciones del Estado registrados al 31 de diciembre de 2018, en el Sistema Electrónico de Contrataciones del Estado (SEACE), que remita formalmente el Organismo Supervisor de las Contrataciones del Estado (OSCE).
Para efectos de lo establecido en el párrafo precedente, exceptúase de lo dispuesto en el inciso a) del artículo 18 y en inciso a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.
La incorporación de los créditos presupuestarios se realiza hasta el 31 de marzo de 2019, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, y para el caso de los gobiernos regionales y gobiernos locales solo con el refrendo del ministro de Economía y Finanzas. La referida incorporación de créditos presupuestarios se realiza, de ser necesario, en fuentes de financiamiento distintas a la de Recursos Ordinarios, de conformidad con la normatividad correspondiente, y se sujeta a la disponibilidad de recursos.
2. Los Recursos por Operaciones Oficiales de Crédito que formaron parte del financiamiento de la continuidad de proyectos de inversión conforme al numeral 2.1 del artículo 2 del Decreto de Urgencia 004-2018, no devengados al 31 de diciembre de 2018, revierten al tesoro público durante el mes de enero de 2019, quedando autorizado el Ministerio de Economía y Finanzas a ejecutar dicha reversión, a través de la Dirección General del Tesoro Público.
Facúltase al Poder Ejecutivo para que, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, y para el caso de los gobiernos regionales y gobiernos locales solo con el refrendo del ministro de Economía y Finanzas, autorice la incorporación de los recursos no utilizados de acuerdo al numeral 2.4 del artículo 2 del Decreto de Urgencia 004-2018, en el presupuesto institucional de los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales, en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para ser destinados a financiar la ejecución de proyectos de inversión y/o lo establecido en la presente disposición.
3. Para garantizar, en el año 2019 la continuidad de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho sistema, que fueron financiados en el Año Fiscal 2018 con la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, a cargo de los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales comprendidos en el Decreto de Urgencia 006-2018 y Decretos Supremos 109, 117, 136, 149 y 150-2018-EF, dispónese que su financiamiento se realiza con cargo a los recursos del "Fondo para la continuidad de las inversiones" a los que se refiere el numeral 5 de la presente disposición, por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito. Dichas transferencias se efectúan hasta el 31 de marzo de 2019.
4. Lo dispuesto en los numerales 1, 2 y 3 es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2019, por parte del respectivo pliego, para la misma inversión bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones o proyecto que no se encuentran bajo el ámbito de dicho sistema, según corresponda.
5. Créase el "Fondo para la continuidad de las inversiones" a cargo del Ministerio de Economía y Finanzas, para el financiamiento de lo establecido en los numerales 1 y 3 de la presente disposición, según corresponda. Dicho Fondo se constituye en el pliego Ministerio de Economía y Finanzas, hasta por la suma de S/ 1 946 000 000,00 (MIL NOVECIENTOS CUARENTA Y SEIS MILLONES Y 00/100 SOLES), de los cuales hasta por la suma de S/ 600 000 000,00 (SEISCIENTOS MILLONES Y 00/100 SOLES) corresponden a la fuente de financiamiento Recursos Ordinarios, y S/ 1 346 000 000,00 (MIL TRESCIENTOS CUARENTA Y SEIS MILLONES Y 00/100 SOLES), corresponden a la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito.
Dichos recursos se transfieren mediante modificaciones presupuestarias en el nivel institucional, que se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, y para el caso de los gobiernos regionales y gobiernos locales solo con el refrendo del ministro de Economía y Finanzas.
Los saldos de los recursos del "Fondo para la continuidad de las inversiones" al 1 de abril de 2019 se destinan a la Reserva de Contingencia a la que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Para tal fin se autoriza al Ministerio de Economía y Finanzas a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a los mencionados saldos.
6. No se encuentran comprendidos, en lo dispuesto en la presente disposición, los recursos no ejecutados que fueron asignados a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales con cargo al "Fondo para intervenciones ante la ocurrencia de desastres naturales" creado por el artículo 4 de la Ley 30458.
7. La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

UNDÉCIMA. Autorízase, durante el Año Fiscal 2019, al Ministerio de Economía y Finanzas para realizar los aportes que se requieran para los fines de implementación y cumplimiento de las actividades relacionadas con la participación y acceso del Perú a la Organización para la Cooperación y el Desarrollo Económico (OCDE), incluida la participación del Perú en el Programa Regional para América Latina y el Caribe, hasta por el límite de € 1 300 000,00 (UN MILLÓN TRESCIENTOS MIL Y 00/100 EUROS). Dicho monto podría ser incrementado hasta por el monto de € 7 800 000,00 (SIETE MILLONES OCHOCIENTOS MIL Y 00/100 EUROS) en caso el Perú fuera admitido en dicha organización.
Asimismo, autorízase, durante el Año Fiscal 2019, a las entidades del Gobierno Nacional para realizar aportes de similar naturaleza a los señalados en el párrafo precedente, para lo cual deben contar previamente con la opinión favorable del Ministerio de Economía y Finanzas, a través de la Dirección General de Asuntos de Economía Internacional, Competencia y Productividad.
Lo establecido en la presente disposición se financia con cargo al presupuesto institucional de las entidades respectivas, sin demandar recursos adicionales al tesoro público.

DUODÉCIMA. Continuación de proceso de atención de pago de sentencias judiciales con calidad de cosa juzgada

1. Dispónese la reactivación de la Comisión Evaluadora de las deudas del Estado generadas por sentencias judiciales emitidas, creada mediante la disposición complementaria final sexagésima novena de la Ley 29812, y conformada por Resolución Suprema 100-2012-PCM, a fin de que apruebe un listado complementario de las deudas del Estado generadas por sentencias judiciales en calidad de cosa juzgada y en ejecución, para la cancelación y/o amortización de montos hasta por la suma de S/ 30 000,00 (TREINTA MIL Y 00/100 SOLES), en un plazo de 60 (sesenta) días calendario contados a partir de la vigencia del reglamento de la presente disposición, para continuar con el proceso del pago de sentencias judiciales en calidad de cosa juzgada y en ejecución, iniciado por la Ley 30137, Ley que establece criterios de priorización para la atención del pago de sentencias judiciales.

2. El listado a ser elaborado por la Comisión Evaluadora a que se refiere el numeral precedente, contiene sentencias judiciales en calidad de cosa juzgada y en ejecución, de pliegos del Gobierno Nacional y de los gobiernos regionales, que se financian con recursos por la fuente de financiamiento Recursos Ordinarios. Dicho listado se elabora sobre la base de la información presentada por los "Comités para la elaboración y aprobación del listado priorizado de obligaciones derivadas de sentencias con calidad de cosa juzgada", a que se refiere el artículo 4 del Reglamento de la Ley 30137, aprobado por Decreto Supremo 001-2014-JUS.

Para tal efecto, los titulares de las entidades del Gobierno Nacional y de los gobiernos regionales deben remitir al Ministerio de Justicia y Derechos Humanos, la información de los comités referida en el párrafo precedente, conforme a los procedimientos y plazos que se establecen en el reglamento de la presente disposición.

3. La implementación de la presente disposición se financia con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES).

Dichos recursos se incorporan en los pliegos del Gobierno Nacional y los gobiernos regionales, en la fuente de financiamiento Recursos Ordinarios, mediante el procedimiento establecido en el artículo 54 del mencionado Decreto Legislativo a propuesta del Ministerio de Justicia y Derechos Humanos, y con sujeción a la información contenida en el listado complementario a que se refiere el numeral 2 de la presente disposición.

4. Los pliegos a los que se asignen recursos en virtud del decreto supremo a que se refiere el numeral 3 de la presente disposición, tienen la obligación de verificar los montos que, a la fecha de la transferencia, mantienen por concepto de sentencias judiciales en calidad de cosa juzgada y en ejecución, para evitar duplicidad de pagos. Asimismo, deben reportar los pagos realizados de acuerdo al artículo 3 de Ley 30137.

5. Mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Justicia y Derechos Humanos, se aprueban las normas reglamentarias para la mejor aplicación de lo establecido en la presente disposición, dentro de los treinta (30) días siguientes a la entrada en vigencia de la presente ley.

6. Adicionalmente a lo establecido en el primer párrafo del numeral 3, la atención del pago de sentencias judiciales en calidad de cosa juzgada del sector Educación, se financia con cargo a los saldos disponibles según proyección al cierre del Año Fiscal 2018 del Presupuesto del Sector Público, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES).

Para tal efecto, se autoriza a realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Economía y Finanzas, con cargo a los saldos disponibles según proyección al cierre del Año Fiscal 2018 del Presupuesto del Sector Público, las que se aprueban mediante decreto supremo, y utilizando, de ser necesario, el procedimiento establecido en el artículo 54 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Asimismo, el Ministerio de Economía y Finanzas queda autorizado a realizar transferencias financieras, en el Año Fiscal 2018, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES), para el financiamiento de lo establecido en el presente numeral, con cargo a los recursos habilitados en el marco del mismo. Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El Peruano. Las referidas transferencias se depositan en la cuenta que determine la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas, quedando, a su vez, exceptuadas de lo dispuesto en el inciso a) del artículo 18 y en el inciso a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos a los que se refiere el presente numeral no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

Dichos recursos se incorporan, durante el Año Fiscal 2019, en los pliegos del Gobierno Nacional y los gobiernos regionales, en la fuente de financiamiento Recursos Ordinarios, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y por el ministro de Justicia y Derechos Humanos, a propuesta de este último, y con sujeción a la información contenida en el listado complementario a que se refiere el numeral 2 de la presente disposición.

7. Para efectos de lo establecido en el numeral 6, mediante decreto supremo refrendado por el ministro de Justicia y Derechos Humanos y el ministro de Educación, a propuesta de este último, se aprueban los criterios que deben observar las entidades respectivas para la elaboración de la información a que se refiere el numeral 2 de la presente disposición, y demás normas complementarias. Dicho decreto supremo debe ser aprobado dentro de los treinta (30) días siguientes de publicada la presente ley.

8. La presente disposición entra en vigencia al día siguiente de publicada la presente ley.

DÉCIMA TERCERA. Facúltase al Poder Ejecutivo para que, durante el primer semestre del Año Fiscal 2019, mediante decreto supremo, con el voto aprobatorio del Consejo de Ministros y refrendado por el Presidente del Consejo de Ministros, el ministro de Economía y Finanzas, y el ministro del sector correspondiente, se aprueben las incorporaciones presupuestarias en el pliego respectivo, en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, de los recursos provenientes de las operaciones de endeudamiento externo que se celebren hasta al 31 de diciembre de 2018, por la República del Perú con el organismo financiero internacional o multilateral, para las finalidades establecidas en el contrato o convenio respectivo. Los decretos supremos se publican dentro del plazo establecido por el presente artículo.

DÉCIMA CUARTA. Reactívase la Comisión Especial creada por la disposición complementaria final nonagésima segunda de la Ley 30372, a fin de continuar con el proceso de evaluación y cuantificación correspondiente a la devolución de los montos que los pliegos presupuestarios hubieren descontado respecto a la bonificación a que se refiere el artículo 2 del Decreto de Urgencia 037-94, a que se refiere la citada disposición.

Para tal efecto, dispónese hasta la suma de S/ 30 000 000,00 (TREINTA MILLONES Y 00/100 SOLES) en el Presupuesto del Sector Público para el Año Fiscal 2019, con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Dichos recursos se incorporan en los pliegos respectivos, en la fuente de financiamiento Recursos Ordinarios, conforme al procedimiento establecido en el artículo 54 del mencionado Decreto Legislativo.

Los recursos a los que se refiere el párrafo precedente se destinan a los mismos fines, así como se sujetan a los procedimientos y condiciones establecidas en la disposición complementaria final nonagésima segunda de la Ley 30372. Asimismo, la Comisión Especial que se reactiva en el marco de la presente disposición, mantiene la conformación, atribuciones y competencias previstas en la disposición complementaria final nonagésima segunda de la Ley 30372.

Mediante decreto supremo se establecerá la vigencia de la Comisión Especial, así como las normas necesarias para el cumplimiento de su finalidad.

La presente disposición comprende la evaluación y cuantificación a los trabajadores contratados bajo el régimen del Decreto Legislativo 276, de las instituciones a que se refiere el Decreto Supremo 004-2010-MIMDES. Para efectos del pago de estos trabajadores dispónese que los recursos sean incorporados en el presupuesto institucional del pliego del gobierno local o del Ministerio de la Mujer y Poblaciones Vulnerables, según corresponda, a efectos de su posterior transferencia financiera a las citadas instituciones, resultando aplicable lo establecido en los numerales 16.2 y 16.3 del artículo 16 de la presente ley.

DÉCIMA QUINTA. Suspéndese durante el Año Fiscal 2019, la transferencia de recursos a los gobiernos locales provinciales, prevista en el Decreto Supremo 010-2011-MIMDES respecto del servicio Wawa Wasi, encargándose al Programa Nacional Cuna Más, en el marco de lo estipulado en el Decreto Supremo 003-2012-MIDIS, la ejecución de tales servicios a nivel nacional durante el Año Fiscal 2019.

DÉCIMA SEXTA. Autorízase a las siguientes entidades, durante el Año Fiscal 2019, para aprobar transferencias financieras a favor de organismos internacionales y celebrar convenios de administración de recursos y/o adendas, conforme a lo dispuesto por la Ley 30356:

a) Presidencia del Consejo de Ministros, con el Programa de las Naciones Unidas para el Desarrollo (PNUD) para continuar con la ejecución del Programa de "Fortalecimiento del Proceso de Descentralización y Modernización del Estado".

b) Ministerio de Cultura, con la Oficina de las Naciones Unidas de Servicios para Proyectos (UNOPS), para la continuidad de la ejecución del Programa de Inversión PROG-10-2014-SNIP "Mejoramiento de los servicios de investigación, conservación, exposición y servicios complementarios para la Protección del Patrimonio Cultural de la Nación en la provincia de Lima, departamento de Lima". Asimismo, dispónese que los recursos no ejecutados en el marco de los convenios de administración de recursos referidos en el presente inciso, por cumplimiento del plazo vigente, disolución o resolución de los citados convenios, se incorporan en el presupuesto institucional del Ministerio de Cultura, en la fuente de financiamiento Donaciones y Transferencias, para destinarlos a la continuidad de la ejecución del Programa de Inversión PROG-10-2014-SNIP "Mejoramiento de los servicios de investigación, conservación, exposición y servicios complementarios para la Protección del Patrimonio Cultural de la Nación en la provincia de Lima, departamento de Lima".

c) Ministerio de Transportes y Comunicaciones, con la Oficina de las Naciones Unidas de Servicios para Proyectos (UNOPS), en el marco de la autorización otorgada por el artículo 4 del Decreto Legislativo 1335, a efectos de contribuir con la realización de los "XVIII Juegos Panamericanos y Sextos Juegos Parapanamericanos - Lima 2019".

d) Ministerio de Transportes y Comunicaciones, con la Organización Deportiva Panamericana (ODEPA), y otros organismos internacionales, para atender las siguientes actividades: (a) el pago de concesión de los derechos otorgados; (b) el pago de los honorarios de jueces, árbitros, delegados técnicos y/u oficiales designados; (c) boletos aéreos y gastos de traslado de bienes y equipamiento deportivo; (d) traslado y estadía de caballos para las competencias ecuestres; y, (e) el traslado de bienes y equipamiento deportivo para las competencias náuticas como vela y canotaje; intervenciones necesarias para el desarrollo de los XVIII Juegos Panamericanos y Sextos Juegos Parapanamericanos del 2019, en el marco de los compromisos y obligaciones asumidos por el Comité Organizador de los XVIII Juegos Panamericanos del 2019 (COPAL - PERÚ).

e) Ministerio del Interior, con la Organización Internacional de Migraciones (OIM) para la continuidad de la ejecución del proyecto "Mejoramiento de los Servicios Críticos y de Consulta Externa del Hospital Nacional PNP Luis N. Sáenz Jesús María - Lima – Lima" (con código SNIP 305924), a efectos de garantizar la ejecución del Área de Emergencia y los estacionamientos, así como del proyecto "Ampliación y mejoramiento de la Escuela Técnico Superior Mujeres PNP – San Bartolo", (con Código SNIP 255985) y "Ampliación y mejoramiento del servicio de formación policial de las Escuela de Oficiales de la Policía Nacional del Perú (EO PNP) del distrito de Chorrillos, provincia de Lima, Lima", (con Código SNIP 256073.).
Lo establecido en el presente inciso entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

f) Ministerio de la Producción, con el Programa de las Naciones Unidas para el Desarrollo (PNUD), para garantizar la continuidad de la ejecución del proyecto de inversión pública "Mejoramiento del Servicio de Comercialización del Gran Mercado de Belén - Iquitos, Provincia de Maynas, Departamento de Loreto" (con código SNIP 317396).

Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución del titular del pliego respectivo, previo informe favorable de la oficina de presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

Los saldos no utilizados al 31 de diciembre de 2019, de los recursos transferidos por las entidades a las que se refiere la presente disposición, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en la presente disposición, deberán ser devueltos al tesoro público conforme a la normatividad del Sistema Nacional de Tesorería.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional de los pliegos autorizados, sin demandar recursos adicionales al tesoro público.

DÉCIMA SÉTIMA. Autorízase a las entidades del Gobierno Nacional, para que en el marco de sus competencias compartidas con los gobiernos regionales y gobiernos locales, puedan pagar los viáticos y pasajes de los funcionarios y servidores contratados bajo el régimen del Decreto Legislativo 276 y Decreto Legislativo 728; el personal contratado bajo el régimen laboral especial del Decreto Legislativo 1057, así como al personal que se encuentre bajo el régimen de la Ley del Servicio Civil regulado por la Ley 30057, de los gobiernos regionales y/o gobiernos locales, con el fin de brindar apoyo técnico en la implementación de las políticas nacionales y sectoriales y evaluar el cumplimiento de las funciones descentralizadas.

Asimismo, autorízase al Ministerio de Educación y a los gobiernos regionales, con cargo a su presupuesto institucional, a financiar el pago de pasajes y viáticos de los participantes en los concursos, eventos y actividades de formación y capacitación que el sector Educación organice y ejecute, según corresponda, los mismos que deberán ser autorizados mediante resolución del Ministerio de Educación que establezca los eventos a realizarse durante el 2019, así como la condición y cantidad de participantes por cada evento.

Los viáticos que se otorguen en el marco de lo establecido en la presente disposición se sujetan a los montos aprobados para los viáticos por viajes a nivel nacional en comisiones de servicios mediante Decreto Supremo 007-2013-EF.

DÉCIMA OCTAVA. En el marco de lo dispuesto en el primer párrafo de la disposición complementaria final trigésima novena de la Ley 30372, durante el Año Fiscal 2019, autorízase al Ministerio de Desarrollo e Inclusión Social (MIDIS) para realizar modificaciones presupuestarias en el nivel institucional hasta por la suma de S/ 37 000 000,00 (TREINTA Y SIETE MILLONES Y 00/100 SOLES), a favor de las entidades del Gobierno Nacional y gobiernos regionales para financiar la Estrategia de Acción Social con Sostenibilidad - EASS, la cual incluye la operación y mantenimiento de las Plataformas Itinerantes de Acción Social - PIAS. Dichas modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Desarrollo e Inclusión Social, a propuesta de este último, quedando para dicho efecto el Ministerio de Desarrollo e Inclusión Social exceptuado de lo establecido en el artículo 49 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Los recursos a que se refiere la presente disposición no pueden ser destinados a fines distintos a los autorizados, bajo responsabilidad del titular de la entidad del Gobierno Nacional y de los gobiernos regionales.

El MIDIS queda facultado a financiar las acciones de diagnóstico, investigación y coordinación de la EASS, incluyendo las que correspondan a la operación de las PIAS, hasta por la suma de S/ 2 021 619,00 (DOS MILLONES VEINTIÚN MIL SEISCIENTOS DIECINUEVE Y 00/100 SOLES), la que se encuentra comprendida en la suma señalada en el párrafo precedente.

Mediante decreto supremo, refrendado por el ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la mejor aplicación de la presente disposición, las que incluyen las acciones que deben realizar las entidades del Gobierno Nacional y gobiernos regionales en el marco de la presente disposición y el monto correspondiente a ser transferido.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del MIDIS, sin demandar recursos adicionales al tesoro público.

DÉCIMA NOVENA. Autorízase, durante el año fiscal 2019, al Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica (CONCYTEC) y al Fondo Nacional de Desarrollo Científico, Tecnológico y de Innovación Tecnológica (FONDECYT), al Programa Nacional de Innovación para la Competitividad y Productividad del Ministerio de la Producción, al Instituto Tecnológico de la Producción (ITP), Instituto Geofísico del Perú (IGP), a las entidades públicas beneficiarias del Fondo Nacional de Desarrollo Científico, Tecnológico y de Investigación Tecnológica (FONDECYT), al Instituto Nacional de la Calidad (INACAL), al Servicio Nacional de Meteorología e Hidrología del Perú (SENAMHI), al Instituto de Investigaciones de la Amazonía Peruana (IIAP), al Instituto Nacional de Investigación en Glaciares y Ecosistemas de Montaña (INAIGEM), al Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (INDECOPI) y al Ministerio de la Producción, para que en el marco de sus competencias, puedan pagar gastos relacionados a pasajes, alimentación y hospedaje a profesionales científicos y técnicos calificados externos a la institución, domiciliados y no domiciliados en el país, dentro y fuera del territorio nacional, con el fin de brindar apoyo técnico en la implementación de políticas nacionales y sectoriales, actividades de promoción de ciencia, tecnología e innovación (CTI), contribuir como evaluadores y/o actuar como jurados en procesos de selección y evaluación relacionados con ciencia, tecnología e innovación.

La presente se financia con cargo al FONDECYT y al presupuesto institucional del pliego CONCYTEC, al Fondo de Investigación y Desarrollo para la Competitividad, Fondo Marco para la innovación para la Innovación, Ciencia y Tecnología, Fondo Mipyme, Contrato de Préstamo 2693 "Proyecto de Innovación para la Competitividad", de los recursos que las entidades reciben del FONDECYT y a los presupuestos institucionales del Ministerio de la Producción, del Instituto Tecnológico de la Producción, del IGP, INACAL, SENAMHI, IIAP, INAIGEM, INDECOPI, según corresponda, sin demandar recursos adicionales al Tesoro Público.

VIGÉSIMA. Autorízase al Ministerio de Cultura, durante el Año Fiscal 2019, a otorgar estímulos económicos a personas naturales y jurídicas privadas que participan en las industrias culturales y las artes, de conformidad con las condiciones, procedimientos y demás normas complementarias, que serán aprobadas mediante decreto supremo refrendado por el ministro de Cultura.

Para tal efecto, el Ministerio de Cultura dispone en el Año Fiscal 2019, con cargo a su presupuesto institucional y sin demandar recursos adicionales al tesoro público, de una suma no mayor a cuatro mil (4000) UIT.

La transferencia a que hace referencia lo señalado anteriormente y destinada para la actividad cinematográfica y audiovisual, será otorgada en forma proporcional a las postulaciones presentadas provenientes de las regionales del país.

El Ministerio de Cultura, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las personas naturales y jurídicas privadas, así como para la evaluación por parte de dicho Ministerio de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición. Asimismo, el Ministerio de Cultura publica, semestralmente, en su portal institucional, la relación de los beneficiarios de las subvenciones otorgadas conforme a la presente disposición.

VIGÉSIMA PRIMERA. Autorízase al Ministerio de Energía y Minas, durante el Año Fiscal 2019, para realizar modificaciones presupuestarias en el nivel institucional hasta por el monto de S/ 150 696 000,00 (CIENTO CINCUENTA MILLONES SEISCIENTOS NOVENTA Y SEIS MIL Y 00/100 SOLES), a favor del Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN), para financiar los gastos producto de la contratación de la administración de los bienes de la Concesión del proyecto "Mejoras a la Seguridad Energética del País y Desarrollo del Gasoducto Sur Peruano". Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, el Presidente del Consejo de Ministros y el ministro de Energía y Minas, a propuesta de este último.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Energía y Minas y/o saldos de balance, de la fuente de financiamiento Recursos Directamente Recaudados, provenientes de la ejecución de las garantías de fiel cumplimiento al concesionario del proyecto "Mejoras a la Seguridad Energética del País y Desarrollo del Gasoducto Sur Peruano", sin demandar recursos adicionales al tesoro público.

EL OSINERGMIN en el marco de lo establecido en la presente disposición, informará al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o disposiciones contenidas en los convenios y/o adendas correspondientes.

VIGÉSIMA SEGUNDA. Autorízase, durante el Año Fiscal 2019, al Ministerio de Energía y Minas, para celebrar convenios de Cooperación Técnica Internacional y/o adendas en materia ambiental con el Programa de las Naciones Unidas para el Desarrollo (PNUD), para la gestión de la administración de la ejecución del estudio técnico Independiente, consistente en una evaluación territorial del estado del ambiente en el Lote 8, y comprendiendo el diseño de una estrategia integral de remediación ambiental aplicable al ámbito de dicho lote identificando las acciones requeridas en el corto, mediano, y largo plazo.

Para tal efecto, el Ministerio de Energía y Minas queda autorizado a efectuar transferencias financieras a favor del organismo internacional referido, con cargo a su presupuesto institucional y/o saldos de balance. Dichas transferencias financieras se autorizan mediante resolución del titular del pliego, que se publican en el diario oficial El Peruano, previa suscripción de convenios, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

Los convenios serán suscritos por el titular de la entidad, y previo a su celebración se requiere un informe legal, un informe favorable de la oficina de planeamiento y presupuesto o de la que haga sus veces, en el cual se demuestre la disponibilidad de recursos para su financiamiento, y un informe del área técnica que demuestre las ventajas y beneficios del acuerdo.

La entidad que recibe las transferencias financieras en el marco de lo establecido en la presente disposición, informa al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos y sobre las disposiciones contenidas en los convenios y/o adendas correspondientes. El Ministerio de Energía y Minas, bajo responsabilidad de su respectivo titular, debe proveer información a la Contraloría General de la República, al Ministerio de Economía y Finanzas, y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitada por estos. La Contraloría General de la República efectúa control concurrente en las acciones de las entidades involucradas en la presente disposición, orientadas a la celebración e implementación de los convenios y/o adendas celebrados en el marco de la misma, de acuerdo a las disposiciones reglamentarias que para tal efecto emita dicho órgano superior de control.

Los saldos no utilizados al 31 de diciembre de 2019, de los recursos transferidos por el Ministerio de Energía y Minas, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor del PNUD en el marco de lo establecido en la presente disposición, deberán ser devueltos al tesoro público conforme a la normatividad del Sistema Nacional de Tesorería.

VIGÉSIMA TERCERA. Autorízase, durante el Año Fiscal 2019, al Ministerio del Interior para que los recursos generados por la imposición de papeletas por infracciones al Reglamento Nacional de Tránsito provenientes de los convenios suscritos o de los que se suscriban en adelante entre las municipalidades y la Policía Nacional del Perú, se incorporen al presupuesto de dicho pliego para ser destinados a la adquisición de bienes y/o servicios y adquisición de activos no financieros, así como a la ejecución de proyectos de inversión, a fin de contribuir a la operatividad de la función policial a nivel nacional.

Dichos recursos públicos, bajo responsabilidad del titular de la entidad, deben ser destinados solo a los fines para los cuales se autoriza en la presente disposición.

VIGÉSIMA CUARTA. Con la finalidad de contribuir al incremento de la productividad, a través del impulso al desarrollo productivo y del emprendimiento y la innovación, autorízase, durante el Año Fiscal 2019, al Ministerio de la Producción, a través del Programa Nacional de Innovación para la Competitividad y Productividad, y del Programa Nacional de Innovación en Pesca y Acuicultura, para efectuar transferencias financieras a favor de entidades públicas del Gobierno Nacional, gobiernos regionales y gobiernos locales, y a otorgar subvenciones a favor de los beneficiarios definidos en el marco de los procedimientos de los citados Programas Nacionales y de las normas que regulan los fondos que estos administran, y con cargo a su presupuesto, con la finalidad de contribuir al desarrollo productivo y del emprendimiento y del sistema de innovación.

Las transferencias financieras y las subvenciones mencionadas a las que se refiere la presente disposición se aprueban mediante resolución del titular del pliego Ministerio de la Producción, previa suscripción de convenio o contrato de recursos no reembolsables, según corresponda, y requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces. Dicha resolución del titular del pliego se publica en el diario oficial El Peruano. La facultad para la aprobación de las subvenciones a que se refiere la presente disposición, referidas al ámbito de los mencionados Programas Nacionales, podrá ser delegada en el funcionario a cargo del respectivo Programa.

El Ministerio de la Producción es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia u otorgamiento, según corresponda, conforme a la presente disposición.

El Ministerio de la Producción, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las personas naturales y personas jurídicas privadas, así como para la evaluación por parte del Ministerio de la Producción de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición. Asimismo, el Ministerio de la Producción publica, semestralmente, en su portal institucional, la relación de los beneficiarios de las subvenciones otorgadas conforme a la presente disposición.

VIGÉSIMA QUINTA. Dispónese que los montos de los Saldos de Balance al 31 de diciembre de 2018, que no se hayan incorporado presupuestalmente al 31 de marzo de 2019, provenientes de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito y correspondientes a una emisión interna de bonos se revierten al tesoro público hasta el mes de abril de 2019, quedando autorizado el Ministerio de Economía y Finanzas para ejecutar dicha reversión, a través de la Dirección General del Tesoro Público.

No se encuentran comprendidos en lo dispuesto en el párrafo precedente los Saldos de Balance de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito asignados con cargo al "Fondo para el desarrollo de los XVIII Juegos Panamericanos 2019 y los VI Juegos Parapanamericanos" y al "Fondo para intervenciones ante la ocurrencia de desastres naturales" creados mediante Ley 30458, así como al "Fondo para el financiamiento de proyectos de inversión pública e inversiones en materia de agua y saneamiento" al que se refieren la disposición complementaria final trigésima segunda de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017, y la disposición complementaria final sexagésima sétima de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018.

Mediante decreto supremo refrendado por el ministro de Economía y Finanzas se autoriza la incorporación de los recursos revertidos al tesoro público por aplicación de la presente disposición, en el presupuesto institucional de los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales, en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para ser destinados a financiar la ejecución de proyectos de inversión.

VIGÉSIMA SEXTA. Dispónese, durante el Año Fiscal 2019, que las acciones de provisión de alimentos, a que se refiere la disposición complementaria final décima del Decreto Legislativo 1132, se encuentran a cargo también del pliego Despacho Presidencial.

VIGÉSIMA SÉTIMA. Dispónese, durante el Año Fiscal 2019, que la transferencia de la totalidad de los fondos a que se hace referencia en la disposición transitoria tercera de la Ley 28094, Ley de Organizaciones Políticas, y normas modificatorias, se efectúe con cargo al presupuesto institucional de la Oficina Nacional de Procesos Electorales (Onpe).

Para tal efecto, la Onpe queda autorizada a otorgar, a partir de enero de 2019, en forma mensual, un doceavo de la totalidad de la subvención que le corresponde a cada partido político y alianza de partidos políticos beneficiarios, comprendidos en el marco de la citada Ley 28094. Dichas subvenciones se aprueban mediante resolución del titular de la Oficina Nacional de Procesos Electorales (ONPE), la que se publica en el diario oficial El Peruano.

La Oficina Nacional de Procesos Electorales (Onpe) mediante resolución de su titular dicta las normas reglamentarias de lo dispuesto en la presente disposición, que regulen, entre otros aspectos, los mecanismos de ejecución y rendición de cuentas de los recursos entregados, a los partidos políticos y alianzas de partidos políticos beneficiarios. La resolución a la que se refiere el presente párrafo se publica en el diario oficial El Peruano.

VIGÉSIMA OCTAVA. Dispónese, de manera excepcional, que constituyen recursos del Fondo Especial para la Seguridad Ciudadana (FESC), aquellos recursos asignados de dicho Fondo o para los fines del mismo que no se encuentren incorporados en el Año Fiscal 2019 en el presupuesto institucional de los distintos pliegos del Gobierno Nacional, los gobiernos regionales y los gobiernos locales a los que se les haya realizado asignaciones financieras y que estas se encuentren en uno de los siguientes casos:

a) La inversión o actividad no haya iniciado ejecución o tenga una ejecución menor al 10% del monto total asignado.
b) Los recursos no se encuentren asignados a ninguna inversión o actividad priorizada por el Comité de Administración del FESC.
c) Se haya cumplido o suprimido el fin para el cual se aprobó la asignación financiera.

Para tal fin, se autoriza a la Dirección General del Tesoro Público a deducir de las asignaciones financieras los montos correspondientes y a depositarlos en la cuenta del FESC, previa comunicación del Ministerio del Interior de los pliegos y montos, que deberá estar contenido en el acta del Comité de Administración del FESC. Dicha comunicación se efectúa, hasta el 20 de febrero de 2019, mediante oficio del titular del Ministerio del Interior, en su calidad de Secretario Técnico del mencionado Comité de Administración.

Los recursos que se depositen en la cuenta del FESC, en aplicación de la presente disposición, se destinan al financiamiento de la ejecución de inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación de las entidades del Gobierno Nacional, así como al financiamiento de los proyectos de inversión en materia de seguridad ciudadana aprobados en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, que se prioricen en el marco de los fines y conforme a los procedimientos del FESC, creado por el Decreto de Urgencia 052-2011.

Para dichos efectos, se autoriza al Ministerio del Interior a incorporar los recursos del FESC a los que se refiere la presente disposición, en la fuente de financiamiento Recursos Determinados, mediante resolución de su titular. Dichos recursos deben ser transferidos a los pliegos y por los montos que determine el Comité de Administración del FESC, mediante modificaciones presupuestarias en el nivel institucional, mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro del Interior, a propuesta de este último, debiéndose publicar el decreto supremo correspondiente hasta el 28 de junio de 2019.

La presente disposición no resulta aplicable a las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y a los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, que hayan recibido asignación de recursos del FESC o para los fines del FESC durante el Año Fiscal 2018.

VIGÉSIMA NOVENA. Para garantizar la continuidad de los pagos a los beneficiarios que optaron por la compensación económica previsto en el artículo 3 de la Ley 27803, autorízase al Poder Ejecutivo para incorporar en el presupuesto institucional del Ministerio de Trabajo y Promoción del Empleo del Año Fiscal 2019, en la fuente de financiamiento Recursos Ordinarios, los recursos no ejecutados al 31 de diciembre de 2018, por la fuente de financiamiento Recursos Ordinarios, que le fueron asignados para financiar el cumplimiento de las obligaciones de compensación económica de beneficiarios incluidos en el Registro Nacional de Trabajadores Cesados Irregularmente.

La incorporación de los recursos a los que se refiere la presente disposición se autoriza mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Trabajo y Promoción del Empleo, debiéndose publicar el decreto supremo correspondiente hasta el 29 de marzo de 2019. Para ello, exceptúase de lo dispuesto en el inciso a) del artículo 18 y en el inciso a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

TRIGÉSIMA. Autorízase, en el Año Fiscal 2019, a los gobiernos regionales, a efectuar modificaciones presupuestarias en el nivel institucional con cargo a los recursos de su presupuesto institucional a los que se refiere el artículo 4 de la Ley 30814, Ley de Fortalecimiento del Sistema de Inspección del Trabajo, por la fuente de financiamiento Recursos Ordinarios, a favor de la Superintendencia Nacional de Fiscalización Laboral (Sunafil). Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Presidente del Consejo de Ministros, el ministro de Economía y Finanzas, y el ministro de Trabajo y Promoción del Empleo, a propuesta de este último. Adicionalmente, prorrógase la vigencia, hasta el 31 de diciembre de 2019, de lo establecido en la disposición complementaria final cuarta de la Ley 29981, Ley que crea la Superintendencia Nacional de Fiscalización Laboral (Sunafil), modifica la Ley 28806, Ley General de Inspección del Trabajo, y la Ley 27867, Ley Orgánica de gobiernos regionales.

Asimismo, autorízase a la Superintendencia Nacional de Fiscalización Laboral (SUNAFIL), durante el Año Fiscal 2019, a realizar transferencias financieras, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Directamente Recaudados, a favor de los gobiernos regionales, conforme a lo establecido en el artículo 7 de la Ley 30814, Ley de Fortalecimiento del Sistema de Inspección del Trabajo. Dichas transferencias financieras se realizan mediante resolución del titular del pliego Sunafil, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad, y se publica en el diario oficial El Peruano.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional de los gobiernos regionales respectivos y de la Sunafil, según corresponda, sin demandar recursos adicionales al tesoro público.

TRIGÉSIMA PRIMERA. Autorízase, durante el Año Fiscal 2019, la asimilación a la Policía Nacional del Perú de personal profesional y técnico en servicios para el fortalecimiento institucional en materia de salud, como oficiales y suboficiales de servicios, según corresponda, hasta por la suma de S/ 13 400 000,00 (TRECE MILLONES CUATROCIENTOS MIL Y 00/100 SOLES).

La presente disposición se financia con cargo al presupuesto institucional del Ministerio del Interior, sin demandar recursos adicionales al tesoro público.

TRIGÉSIMA SEGUNDA. Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2019, en el pliego Gobierno Regional del departamento de Lambayeque, se han asignado recursos hasta por la suma de S/ 139 695 000,00 (CIENTO TREINTA Y NUEVE MILLONES SEISCIENTOS NOVENTA Y CINCO MIL Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, exclusivamente, para financiar el pago de la retribución por la prestación del servicio de trasvase de agua en el marco de lo establecido en el contrato de concesión para la construcción, operación y mantenimiento de las obras de Trasvase del Proyecto Olmos.

Los recursos a los que se refiere el párrafo precedente no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en la presente disposición.

TRIGÉSIMA TERCERA. Autorízase, durante el Año Fiscal 2019, al Poder Ejecutivo a incorporar recursos en el presupuesto institucional de las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, según corresponda, con cargo a los mayores ingresos provenientes de la fuente de financiamiento Recursos Ordinarios, para el financiamiento de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho sistema, incluidos en el Plan Integral de la Reconstrucción con Cambios en el marco de la Ley 30556, Ley que aprueba disposiciones de carácter extraordinario para las intervenciones del Gobierno Nacional frente a desastres y que dispone la creación de la Autoridad para la Reconstrucción con Cambios. Dicha incorporación se efectúa mediante decreto supremo con el voto aprobatorio del Consejo de Ministros, refrendado por el Presidente del Consejo de Ministros, y el ministro de Economía y Finanzas, a solicitud de la Autoridad para la Reconstrucción con Cambios – RCC.

Para tal fin, el Ministerio de Economía y Finanzas, a través de la Dirección General de Política Macroeconómica y Descentralización Fiscal, y previo a la aprobación del referido decreto supremo, emite un informe sobre el comportamiento de la economía que sustente los mayores ingresos provenientes de la fuente de financiamiento Recursos Ordinarios y que sea concordante con el cumplimiento de las reglas fiscales.

TRIGÉSIMA CUARTA. Autorízase al Ministerio de Vivienda, Construcción y Saneamiento, durante el Año Fiscal 2019, para realizar modificaciones presupuestarias en el nivel institucional a favor de la Superintendencia Nacional de Servicios de Saneamiento (Sunass), por S/ 90 533 547,00 (NOVENTA MILLONES QUINIENTOS TREINTA Y TRES MIL QUINIENTOS CUARENTA Y SIETE Y 00/100 SOLES), para el financiamiento de la continuidad de las nuevas funciones otorgadas a dicho organismo regulador por el Decreto Legislativo 1280, Decreto Legislativo que aprueba la Ley Marco de la Gestión y Prestación de los Servicios de Saneamiento.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Vivienda, Construcción y Saneamiento, a propuesta de este último.

Para efectos de lo establecido en la presente disposición, se exceptúa a la Superintendencia Nacional de Servicios de Saneamiento (Sunass) de lo establecido por el artículo 72 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Vivienda, Construcción y Saneamiento, sin demandar recursos adicionales al tesoro público.

TRIGÉSIMA QUINTA. Autorízase al Ministerio del Interior, durante el Año Fiscal 2019, para continuar otorgando la entrega económica por servicios extraordinarios al personal policial que encontrándose de vacaciones, permiso o franco preste servicios de manera voluntaria en las entidades del sector público y/o del sector privado, previa celebración de convenio, en el marco de lo dispuesto en la disposición complementaria final sexta del Decreto Legislativo 1267, Ley de la Policía Nacional del Perú, y conforme a lo establecido en el Decreto Supremo 152-2017-EF.

Para tal efecto, el Ministerio del Interior queda exonerado de las restricciones establecidas en el artículo 6 de la presente ley.

TRIGÉSIMA SEXTA. Dispónese que los recursos destinados al financiamiento de los fines del Fondo de Promoción a la Inversión Pública Regional y Local (Foniprel) o fondo que lo sustituya, a los que se hace referencia en el inciso c) del artículo 19 de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018, que a la fecha de entrada en vigencia de la presente disposición, no hayan sido ejecutados conforme a dicho artículo, sean depositados por la Dirección General del Tesoro Público en el Año Fiscal 2018, en la cuenta del Foniprel o fondo que lo sustituya, a solicitud de la Secretaría Técnica de dicho Fondo; quedando dichos recursos exceptuados del inciso a) del artículo 18 y en el inciso a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

La incorporación de dichos recursos en los años respectivos se sujeta a lo establecido en el artículo 1 del Decreto de Urgencia 030-2008 y en la Ley 29125, Ley que establece la implementación y el funcionamiento del Fondo de Promoción a la Inversión Pública Regional y Local (Foniprel) o en la normativa del fondo que lo sustituya.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente ley.

TRIGÉSIMA SÉTIMA. Autorízase, durante el Año Fiscal 2019, al Ministerio del Interior para realizar transferencias financieras a favor del Fondo de Invalidez y Protección de los Bomberos Voluntarios del Perú creado mediante la disposición complementaria final quincuagésima quinta de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017. Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El Peruano y se depositan en la cuenta que determine la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas.

El Fondo de Invalidez y Protección de los Bomberos Voluntarios del Perú podrá recibir recursos provenientes de donaciones, cooperación técnica y otras fuentes, en el marco de la normatividad vigente.

Los recursos del referido Fondo se incorporan en el presupuesto institucional del pliego Intendencia Nacional de Bomberos del Perú - INBP, en la fuente de financiamiento Recursos Determinados, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del Interior, a propuesta de este último.

El pliego Intendencia Nacional de Bomberos del Perú - INBP queda autorizado, durante el Año Fiscal 2019, al otorgamiento de la subvención única a favor de los bomberos del Cuerpo General de Bomberos Voluntarios del Perú o sus sobrevivientes, en caso de invalidez permanente o fallecimiento en actos de servicio, en los términos previstos en el Reglamento de la disposición complementaria final quincuagésima quinta de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017, así como al otorgamiento de la subvención económica a favor de los bomberos del Cuerpo General de Bomberos Voluntarios del Perú o sus sobrevivientes, en los términos previstos en el Reglamento aprobado de conformidad con la Ley 30684, Ley que otorga por única vez beneficios póstumos a los bomberos declarados héroes del Cuerpo General de Bomberos Voluntarios del Perú. El otorgamiento de las referidas subvenciones se aprueba mediante resolución del titular del pliego Intendencia Nacional de Bomberos del Perú, la cual se publica en el diario oficial El Peruano.

Mediante decreto supremo refrendado por el ministro del Interior, de ser necesario, se aprueban las disposiciones complementarias para la mejor aplicación de la presente disposición.

TRIGÉSIMA OCTAVA. Los gobiernos locales y gobiernos regionales están obligados para utilizar el 0,5% de su presupuesto institucional a favor de la realización de obras, mantenimiento, reparación o adecuación destinados a mejorar o proveer de accesibilidad a la infraestructura urbana de las ciudades incluyendo el acceso a los palacios y demás sedes municipales y regionales que están al servicio de todos los ciudadanos y prioritariamente a los que presenten algún tipo de discapacidad.

Asimismo, los gobiernos locales y gobiernos regionales están obligados para utilizar el 0,5% de su presupuesto institucional para financiar los gastos operativos, planes, programas y servicios que por ley deben realizar las Oficinas Municipales de Atención a la Persona con Discapacidad (OMAPEDS) y las Oficinas Regionales de Atención a la Persona con Discapacidad (OREDIS) a favor de la población con discapacidad de su jurisdicción.

Los gobiernos regionales y gobiernos locales informan anualmente, por escrito, a la Comisión de Inclusión Social y Personas con Discapacidad, y a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, sobre el cumplimiento de lo establecido en la presente disposición, bajo responsabilidad del titular del pliego, gerente general y gerente municipal respectivamente. Una copia de dicho informe se remite al Consejo Nacional para la Integración de la Persona con Discapacidad (Conadis). El plazo para enviar el informe anual para ambas comisiones es de noventa (90) días calendario de culminado el año fiscal correspondiente.

TRIGÉSIMA NOVENA. Autorízase, durante el Año Fiscal 2019, a los pliegos del Gobierno Nacional y a los gobiernos regionales que cuenten con proyectos especiales y que, de acuerdo a lo señalado por la Secretaría de Gestión Pública de la Presidencia del Consejo de Ministros a través del informe que dicha Secretaría emita a solicitud de los referidos pliegos, constituyan o pertenezcan a órganos desconcentrados de la entidad, para efectuar modificaciones presupuestales en el nivel funcional programático, con el fin de financiar las acciones administrativas que realizan dichos órganos en el marco de sus competencias y/o asegurar la continuidad de la prestación de bienes y servicios, a través de los órganos existentes o los que se creen en la estructura orgánica de la entidad.

Las referidas modificaciones presupuestarias se realizan únicamente con cargo a los créditos presupuestarios destinados a gastos por concepto de gestión de proyecto en los referidos proyectos especiales, hasta por el monto máximo de los recursos asignados para dicho concepto en el presupuesto institucional de apertura para el Año Fiscal 2019.

Para efectos de lo establecido en la presente disposición, los pliegos del Gobierno Nacional y los gobiernos regionales bajo sus alcances quedan exonerados de lo establecido en los numerales 9.1 y 9.4 del artículo 9 de la presente Ley, y en el inciso 3 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

CUADRAGÉSIMA. Autorízase a los gobiernos regionales y gobiernos locales, para utilizar hasta un 20% (veinte por ciento) de los recursos provenientes del canon, sobrecanon y regalía minera, así como de los saldos de balance generados por dichos conceptos, para ser destinado a acciones de mantenimiento de infraestructura. Para tal efecto, las entidades quedan exoneradas de lo dispuesto en el inciso 3 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Los gobiernos regionales o los gobiernos locales que tengan autorización legal expresa respecto al uso de los recursos provenientes del canon, sobrecanon y regalía minera, en porcentaje mayor a lo establecido en la presente disposición, se rigen por lo establecido en dicha autorización.

CUADRAGÉSIMA PRIMERA. Dispónese, durante el Año Fiscal 2019, que cuando los pliego presupuestarios del Gobierno Nacional, los gobiernos regionales y los gobiernos locales reciban el apoyo de las Fuerzas Armadas (FFAA) y/o de la Policía Nacional del Perú (PNP) para un mejor cumplimiento de sus funciones, quedan autorizados, para realizar transferencias financieras a favor del pliego Ministerio de Defensa y/o Ministerio del Interior, según corresponda, solo si el gasto efectuado por el apoyo que brinden las FFAA o la PNP supera el monto máximo que debe ser financiado con cargo al presupuesto institucional aprobado de los pliegos Ministerio de Defensa o Ministerio del Interior, respectivamente. Dicho monto máximo anual se establece mediante decreto supremo, refrendado por el Presidente del Consejo de Ministros, el que debe aprobarse en un plazo que no exceda los noventa (90) días calendario contados a partir de la vigencia de la presente ley.

Las transferencias financieras a las que se refiere el párrafo precedente de la presente disposición se financian con cargo al presupuesto institucional del pliego que reciba el apoyo de las Fuerza Armadas o Policía Nacional del Perú, por la fuente de financiamiento Recursos Ordinarios para el caso de las entidades del Gobierno Nacional y por cualquier fuente de financiamiento para el caso de los gobiernos regionales y los gobiernos locales, sin demandar recursos adicionales al tesoro público.

Dichas transferencias financieras se aprueban mediante resolución del titular del pliego para el caso de las entidades del Gobierno Nacional, mediante acuerdo de consejo regional para el caso de los gobiernos regionales y mediante acuerdo de concejo municipal para el caso de los gobiernos locales, previo informe de la Presidencia del Consejo de Ministros (PCM) en el que se debe indicar si el pliego Ministerio de Defensa o Ministerio del Interior, según corresponda, ha excedido el monto máximo destinado a las acciones de apoyo fijado por la PCM, y de la oficina de presupuesto o la que haga sus veces en el pliego que reciba el apoyo de las Fuerzas Armadas o Policía Nacional del Perú, bajo responsabilidad del titular de dicho pliego. La resolución del titular del pliego, el acuerdo del consejo regional y el acuerdo de concejo municipal, según corresponda, se publica en el diario oficial El Peruano.

La entidad pública que transfiere es responsable del monitoreo, seguimiento y cumplimiento de los fines para los cuales fueron entregados los recursos. Los recursos públicos, bajo responsabilidad deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

CUADRAGÉSIMA SEGUNDA. Autorízase a los gobiernos regionales y gobiernos locales para realizar modificaciones presupuestarias en el nivel funcional programático, para financiar el pago correspondiente al Régimen de Sinceramiento de Deudas por Aportaciones al EsSalud y a la ONP, y al Régimen de Reprogramación de pago de Aportes Previsionales al Fondo de Pensiones (REPRO - AFP), establecidos por el Decreto Legislativo 1275, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal de los gobiernos regionales y gobiernos locales. Para tal efecto, los gobiernos regionales y gobiernos locales quedan exceptuados de lo establecido en el numeral 9.1 del artículo 9 de la presente ley y del inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. En el caso de los gobiernos regionales, la exoneración del numeral 9.1 del artículo 9 de la Ley 30693, no exime a dichas entidades del requisito de contar con la opinión favorable de la Dirección General de Gestión Fiscal de los Recursos Humanos y de la Dirección General de Presupuesto Público, establecido en dicho numeral.

Asimismo, prohíbese a los gobiernos regionales y gobiernos locales a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a los recursos asignados en su presupuesto institucional en la categoría presupuestal 9001. Acciones Centrales, actividad 5000003, y las finalidades 0238543. Pago de cuotas del REPRO-AFP, 0238544. Pago de cuotas del sinceramiento de deudas por aportaciones al EsSalud y 0239152. Pago de cuotas del sinceramiento de deudas por aportaciones a la ONP; con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre las finalidades señaladas en el presente párrafo en la indicada categoría presupuestal y actividad del mismo pliego.

CUADRAGÉSIMA TERCERA. Autorízase a las entidades del Gobierno Nacional y gobiernos regionales, para realizar modificaciones presupuestarias en el nivel funcional programático, con cargo a las Partidas de Gasto 2.1.1 "Retribuciones y Complementos en Efectivo", 2.1.3 "Contribuciones a la Seguridad Social", 2.2 "Pensiones y otras prestaciones sociales", 2.3.2 8.1 "Contrato Administrativo de Servicios" y 2.3.2 7.5 "Practicantes, secigristas y similares", y solo dentro de cada una de las mencionadas partidas, para adecuar el registro del gasto en las categorías presupuestarias correspondientes, en el marco del proceso de revisión de las citadas partidas de gasto. Dichas modificaciones presupuestarias se efectúan previa opinión favorable de la Dirección General de Presupuesto Público. Las solicitudes de opinión favorables solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 31 de enero de 2019.

Para tal efecto, las referidas entidades quedan exceptuadas de la prohibición establecida en el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

CUADRAGÉSIMA CUARTA. Autorízase a los ministerios, durante el Año Fiscal 2019, para efectuar transferencias financieras a favor de los pliegos que conformen su sector, para el financiamiento de intervenciones prioritarias sectoriales establecida por el titular del sector correspondiente, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Directamente Recaudados.

Las transferencias financieras autorizadas en el párrafo precedente se aprueban mediante resolución del titular del pliego, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad del Gobierno Nacional que transfiere los recursos. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Las entidades del Gobierno Nacional son responsables del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales les fueron entregados los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

Los ministerios que hubieran transferido recursos en el marco de la presente disposición informan, trimestralmente, a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República sobre el uso de los recursos a los que se refiere la presente disposición.

CUADRAGÉSIMA QUINTA. Autorízase, excepcionalmente, al Ministerio de Vivienda, Construcción y Saneamiento, durante el Año Fiscal 2019, para realizar modificaciones presupuestarias en el nivel institucional a favor de las municipalidades provinciales de la región Puno comprendidas en la Ley 30834, Ley que declara de necesidad pública la ejecución del proyecto "Sistema de tratamiento de las aguas residuales de la cuenca del Lago Titicaca" y autoriza la expropiación de inmuebles, para financiar la expropiación de los inmuebles a los que se refiere la mencionada ley. Para tal fin, en el Presupuesto del Sector Público para el Año Fiscal 2019, se han asignado recursos al pliego Ministerio de Vivienda, Construcción y Saneamiento, hasta por la suma de S/ 28 500 000,00 (VEINTIOCHO MILLONES QUINIENTOS MIL Y 00/100 SOLES). Si la tasación efectuada por dicho ministerio determinara un monto mayor al señalado en la presente disposición, dicha diferencia debe ser cubierta con cargo a los recursos del presupuesto institucional del Ministerio de Vivienda, Construcción y Saneamiento, sin demandar recursos adicionales al tesoro público.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Vivienda, Construcción y Saneamiento.

La autorización otorgada por la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Vivienda, Construcción y Saneamiento, sin demandar recursos adicionales al tesoro público.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

CUADRAGÉSIMA SEXTA. El saldo de balance al cierre del ejercicio presupuestario 2018 que corresponda a la diferencia entre los ingresos anuales del Tribunal Fiscal y los gastos devengados de dicho ejercicio, por la fuente de financiamiento Recursos Directamente Recaudados, se incorporan en el presupuesto del Ministerio de Economía y Finanzas en dicha fuente de financiamiento, en el ejercicio 2019, para financiar los gastos de operación, inversión y equipamiento para el fortalecimiento y mejora de la gestión y servicios del Tribunal Fiscal.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente ley.

CUADRAGÉSIMA SÉTIMA. Autorízase al Ministerio de la Producción, durante el Año Fiscal 2018, para realizar transferencias financieras a favor del Organismo de Evaluación y Fiscalización Ambiental (OEFA), hasta por la suma de S/ 188 217,00 (CIENTO OCHENTA Y OCHO MIL DOSCIENTOS DIECISIETE Y 00/100 SOLES), para el financiamiento de los bienes y servicios necesarios para el cumplimiento de las funciones en materia ambiental del sector industria, en el marco de haberse culminado el proceso de transferencia, conforme a los acuerdos previos de la Comisión de Transferencia de Funciones.

Las transferencias financieras autorizadas por la presente disposición se aprueban mediante resolución del titular del pliego Ministerio de la Producción, previo informe favorable de la oficina de presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

El OEFA incorpora los recursos a los que se refiere la presente disposición en su presupuesto institucional, en la fuente de financiamiento Donaciones y Transferencias.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

CUADRAGÉSIMA OCTAVA. Autorízase, excepcionalmente, a la Superintendencia Nacional de los Registros Públicos (Sunarp) para realizar transferencias financieras a favor del Ministerio de Justicia y Derechos Humanos y del Instituto Nacional Penitenciario, con cargo a sus saldos de balance por la fuente de financiamiento Recursos Directamente Recaudados, que dicha entidad previamente incorpora en su presupuesto institucional, hasta por un monto de S/ 120 000 000,00 (CIENTO VEINTE MILLONES Y 00/100 SOLES), para el financiamiento en mantenimiento e infraestructura penitenciaria, centros juveniles, defensa pública, equipamiento de seguridad electrónica para penales y para la atención de gastos de funcionamiento y operatividad de las citadas entidades.

Las transferencias financieras autorizadas por la presente disposición se aprueban mediante resolución del titular del pliego Sunarp, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la Sunarp. La resolución del titular del pliego se publica en el diario oficial El Peruano. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

El Ministerio de Justicia y Derechos Humanos y el Instituto Nacional Penitenciario incorporan los recursos a los que se refiere la presente disposición en sus presupuestos institucionales, en la fuente de financiamiento Donaciones y Transferencias.

CUADRAGÉSIMA NOVENA. Dispónese que, en el marco de la autorización para realizar modificaciones presupuestarias en el nivel funcional programático dentro y entre los programas presupuestales del Ministerio de Trabajo y Promoción del Empleo, a que se refiere el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, dicho ministerio procede a efectuar una reestructuración de sus programas.

Mediante decreto supremo refrendado por el ministro de Trabajo y Promoción del Empleo, y con el voto aprobatorio del Consejo de Ministros, se aprueba dicha restructuración.

Para efectos de la reestructuración del Programa Trabaja Perú, su Plan de Restructuración debe incluir: (i) criterios de focalización de distritos y proyectos elegibles, (ii) criterios de elegibilidad de participantes, (iii) definición de los componentes del programa, considerando las evidencias disponibles sobre intervenciones para mitigación de desempleo no natural, y (iv) medidas de eficiencia a adoptar para la operatividad del programa.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

QUINCUAGÉSIMA. Autorízase, durante el Año Fiscal 2019, al Ministerio de la Producción, Ministerio de Salud y Ministerio de Transportes y Comunicaciones para realizar modificaciones presupuestarias en el nivel institucional a favor del Servicio Nacional de Certificación Ambiental para las Inversiones Sostenibles (Senace), a fin de garantizar las transferencias de funciones dispuestas en la Ley 29968, Ley que crea el Servicio Nacional de Certificación Ambiental para las Inversiones Sostenibles (Senace), conforme al cronograma de transferencia de funciones aprobado mediante el Decreto Supremo 006-2015-MINAM.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro del sector respectivo, a propuesta de este último.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional de los ministerios mencionados en el primer párrafo de la presente disposición, sin demandar recursos adicionales al tesoro público.

QUINCUAGÉSIMA PRIMERA. Autorízase, durante el Año Fiscal 2019, a las entidades cuyas funciones de evaluación, supervisión, fiscalización, control y sanción en materia ambiental deben ser asumidas por la Organismo de Evaluación y Fiscalización Ambiental (OEFA) determinadas conforme a lo establecido en la disposición complementaria final primera de la Ley 29325, Ley del Sistema Nacional de Evaluación y Fiscalización Ambiental, para realizar modificaciones presupuestarias en el nivel institucional a favor del OEFA, para garantizar el financiamiento de las transferencias de funciones dispuestas en la Ley 29325.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro del sector respectivo, a propuesta de este último.

La presente disposición resulta aplicable para aquellas entidades cuyas funciones de evaluación, supervisión, fiscalización, control y sanción en materia ambiental hayan sido transferidas al OEFA y se encuentre pendiente la transferencia de recursos presupuestarios.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional de las entidades respectivas, sin demandar recursos adicionales al tesoro público.

QUINCUAGÉSIMA SEGUNDA. Autorizase, excepcionalmente, durante el Año Fiscal 2019, al Ministerio de Trabajo y Promoción del Empleo, la contratación de ejecutores coactivos bajo el régimen laboral especial del Decreto Legislativo 1057, solo en el caso que durante el año fiscal 2019 tenga acreencias mayores a S/ 2 000 000,00 (DOS MILLONES Y 00/100 SOLES). Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Trabajo y Promoción del Empleo, sin demandar recursos adicionales al tesoro público.

QUINCUAGÉSIMA TERCERA. Fondo Sierra Azul

1. Dispónese que, durante el Año Fiscal 2019, el Fondo Sierra Azul financia proyectos de inversión de riego, siembra y cosecha de agua y riego tecnificado viables o inversiones de optimización de ampliación marginal de reposición y de rehabilitación; asimismo, cofinancia proyectos de apoyo al desarrollo productivo, presentados por los tres niveles de gobierno y cuya ejecución estará a cargo del Ministerio de Agricultura y Riego, gobiernos regionales y gobiernos locales.

Asimismo, el Fondo Sierra Azul queda autorizado para financiar fichas técnicas y estudios de preinversión al Ministerio de Agricultura y Riego, los que serán destinados, en ambos casos, para mejorar las condiciones de disponibilidad de acceso y uso eficiente de los recursos hídricos a nivel nacional, incluyendo los departamentos, provincias y distritos de la Amazonía comprendidos en el artículo 3 de la Ley 27037, Ley de Promoción de la Amazonía, a través de tres componentes: i) la mejora en la eficiencia en la infraestructura de riego, ii) la tecnificación del riego parcelario, y iii) las intervenciones de siembra y cosecha de agua que permitan mejorar la interceptación y retención de las aguas de lluvia, su almacenamiento y regulación dentro del suelo, subsuelo y acuíferos, así como en cuerpos superficiales, para su aprovechamiento en un determinado lugar y tiempo.

Para tal fin, se autoriza al Ministerio de Agricultura y Riego, durante el Año Fiscal 2019, para realizar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales y gobiernos locales, previa suscripción del convenio respectivo, las que se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Agricultura y Riego, a propuesta de este último.

2. Autorízase a los pliegos del sector agricultura, en el Año Fiscal 2018, para realizar transferencias financieras con cargo a los recursos de la Partida de Gasto 2.6 “Adquisición de Activos No Financieros” de su presupuesto institucional que no hayan sido comprometidos al 14 de diciembre de 2018, de la fuente de financiamiento Recursos Determinados, distintos a los provenientes del fondo para Intervenciones ante la Ocurrencia de Desastres Naturales (Fondes), a favor

del Fondo Sierra Azul, para los fines señalados en la disposición complementaria final quincuagésima tercera de la presente ley. Las referidas transferencias se depositan en la cuenta del Fondo Sierra Azul.

Dichas transferencias se aprueban mediante resolución del titular del pliego respectivo, previo informe favorable de sus correspondientes Oficinas de Presupuesto y Planeamiento o la que haga sus veces en la entidad, y se publica en el diario oficial El Peruano.

Lo dispuesto en los párrafos precedentes del presente numeral entra en vigencia a partir del día siguiente de la publicación de la presente ley.

Asimismo, durante el Año Fiscal 2019, los recursos del fondo Sierra Azul a que se refiere el presente numeral se incorporan en los pliegos correspondientes, en el marco de la normatividad que regula dicho Fondo, hasta el 28 de junio de 2019.

QUINCUAGÉSIMA CUARTA. La presente ley está vigente desde el 01 de enero hasta el 31 de diciembre de 2019, salvo el numeral 9.2 del artículo 9 y los artículos 20, 30, 32, 33, 46, 48 y 52, y las disposiciones complementarias finales tercera, décima, décima segunda, vigésima novena, trigésima sexta, cuadragésima tercera, cuadragésima sexta y cuadragésima sétima, y las disposiciones complementarias transitorias primera y segunda que rigen a partir del día siguiente de su publicación en el diario oficial El Peruano.

Asimismo, prorrógase la vigencia, hasta el 31 de diciembre de 2019, de:

i. La autorización establecida en el artículo 40 de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016 y modificatorias.
ii. La autorización establecida en la disposición complementaria final quincuagésima octava de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, estableciéndose que para el caso del Programa Nacional de Innovación para la Competitividad y Productividad, la ejecución del gasto se registra en la Partida de Gasto 2.6.7 Inversiones Intangibles.
iii. Las disposiciones contenidas en los artículos 1 y 2 del Decreto de Urgencia 003-2012 para el Programa Nacional contra la Violencia Familiar y Sexual.
iv. El proceso de transferencia dispuesto por la disposición complementaria final novena de la Ley 29565, Ley de Creación del Ministerio de Cultura.
v. La disposición complementaria final septuagésima sétima de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017.
vi. La décima sétima para los saldos de balance del Año Fiscal 2018, la sexagésima segunda y la nonagésima sexta disposiciones complementarias finales de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018.
vii. Artículo 6 del Decreto de Urgencia 002-2017, artículo 14 del Decreto de Urgencia 004-2017, artículos 2, 3, 4 y 5 y segunda, tercera y cuarta disposición complementaria final del Decreto de Urgencia 010-2017, artículos 4 y 6, y segunda y tercera disposición complementaria final del Decreto de Urgencia 013-2017, y artículos 2, 3, primera y segunda disposición complementaria final del Decreto de Urgencia 014-2017.

QUINCUAGÉSIMA QUINTA. La presente ley, por su naturaleza especial, tiene prevalencia en su aplicación sobre cualquier otra norma jurídica, dejando en suspenso cualquier norma que se opongan a lo establecido por la presente ley o limite su aplicación, lo que incluye las exoneraciones a las medidas de austeridad, disciplina y calidad del gasto público o medidas similares previstas en cualquier otra norma con rango de ley.

QUINCUAGÉSIMA SEXTA. Dispónese la extinción del programa creado por el Decreto Ley 25535, a cargo de la Unidad de Coordinación de Cooperación Técnica y Financiera, así como la transferencia de sus activos, pasivos, personal y acervo documentario a la Oficina General de Inversiones y Proyectos, la misma que se constituye como órgano dependiente de la Secretaría General del Ministerio de Economía y Finanzas y se encuentra a cargo de la gestión de las inversiones y proyectos de dicho pliego, financiados con operaciones de endeudamiento.

La transferencia dispuesta en el párrafo precedente se hace efectiva dentro de los 90 días hábiles desde la vigencia de la presente ley, la misma que puede ser prorrogada, por única vez, por 90 días hábiles adicionales, mediante resolución ministerial del Ministerio de Economía y Finanzas.

Mediante resolución ministerial, el Ministerio de Economía y Finanzas está facultado a modificar sus documentos de gestión, a fin de adecuarlos a lo dispuesto en la presente disposición, quedando exceptuado de las normas legales y reglamentarias que se opongan o limiten su aplicación.

QUINCUAGÉSIMA SÉTIMA. Autorízase al Ministerio de Agricultura y Riego a realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Relaciones Exteriores, con el fin de financiar las actividades de los agregados agrícolas, encargados de facilitar el acceso de los productos agrarios nacionales a nuevos mercados en el exterior. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Agricultura y Riego, a propuesta de este último.

El presente artículo entra en vigencia a partir de la aprobación de la presente ley.

QUINCUAGÉSIMA OCTAVA. Dispónese, durante el año fiscal 2019, la consolidación de los conceptos de ingresos de los docentes universitarios comprendidos en el marco de la Ley 30220, establecidos en el marco del proceso de homologación de las remuneraciones, desarrollado en cumplimiento de la sentencia del Tribunal Constitucional, recaída en el Expediente 0023-2007-PI/TC, y los incrementos aprobados durante el año 2017.

El Ministerio de Economía y Finanzas, a través de la Dirección General de Gestión Fiscal de los Recursos Humanos, registra en el Aplicativo Informático de la Planilla Única de Pago del Sector Público, el referido monto único según la categoría docente, más los montos de los incrementos aprobados durante el año 2017.

En el caso de los docentes ordinarios en las categorías principal, asociado y auxiliar a tiempo parcial, el monto de los ingresos se determina de manera proporcional a las horas laboradas y teniendo como base el monto total del ingreso del docente ordinario de la Universidad Pública de similar categoría a tiempo completo.

QUINCUAGÉSIMA NOVENA. Autorízase al Ministerio de Economía y Finanzas a establecer los montos específicos de la asignación por vigilancia y seguridad, a que se refiere el artículo 23 de la Ley 29709, Ley de la Carrera Especial Pública Penitenciaria. Los referidos montos se aprueban mediante decreto supremo, refrendado por el ministro de Economía y Finanzas a propuesta del sector. Lo dispuesto en la presente disposición se financia con cargo al presupuesto institucional del Instituto Nacional Penitenciario, sin demandar recursos adicionales al tesoro público.

SEXAGÉSIMA. Autorízase al Ministerio de Energía y Minas, durante el Año Fiscal 2019, a utilizar los recursos de todos sus saldos de balance, hasta por un monto de S/ 270 000 000,00 (DOSCIENTOS SETENTA MILLONES Y 00/100 SOLES), para financiar la ejecución de acciones de remediación ambiental en los sub sectores de minería e hidrocarburos.

Para tal efecto, el Ministerio de Energía y Minas aprueba, mediante resolución ministerial, una relación priorizada de sitios impactados y pasivos ambientales identificados.

Asimismo, el Ministerio de Energía y Minas queda autorizado para efectuar transferencias financieras con cargo al monto antes indicado, a favor del Fondo Nacional del Ambiente y de la empresa Activos Mineros SAC, mediante resolución del titular del pliego, previo convenio, para efectos de dar cumplimiento a lo establecido en el primer párrafo de la presente disposición. Dicha resolución se publica en el diario oficial El Peruano.

SEXAGÉSIMA PRIMERA. Autorízase, excepcionalmente, durante el Año Fiscal 2019, al Ministerio de Vivienda, Construcción y Saneamiento, a través del Programa Mejoramiento Integral de Barrios, para el financiamiento y ejecución de obras de infraestructura necesarias para el desarrollo de los "XVIII Juegos Panamericanos y Sextos Juegos Parapanamericanos - Lima 2019", en el marco de los compromisos y obligaciones asumidos por el Comité Organizador de los XVIII Juegos Panamericanos del 2019 (COPAL - PERÚ). Considera las inversiones cuyos códigos unificados son los siguientes: 2407756, 2400516, 2400819, 2380895.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Vivienda, Construcción y Saneamiento.

SEXAGÉSIMA SEGUNDA. Precísase que, dentro de los alcances del primer y último párrafo de la disposición complementaria final centésima vigésima de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018, durante el Año Fiscal 2018, se encuentran los miembros del Pleno del Jurado Nacional de Elecciones, en el marco de lo establecido en los artículos 13 y 14 de la Ley 26486. La presente disposición entra en vigencia a partir del día siguiente de publicada la presente ley.

SEXAGÉSIMA TERCERA. Para garantizar la continuidad de las contrataciones de bienes y servicios para las intervenciones a cargo del pliego Intendencia Nacional de Bomberos del Perú, autorízase a dicho pliego a incorporar en su presupuesto institucional del Año Fiscal 2019, en la fuente de financiamiento Recursos Ordinarios, los recursos no devengados al 31 de diciembre de 2018, hasta por la suma de S/ 41 538 851,00 (CUARENTA Y UN MILLONES QUINIENTOS TREINTA Y OCHO MIL OCHOCIENTOS CINCUENTA Y UNO Y 00/100 SOLES) que corresponden a las partidas de gasto 2.3.1 6.1 4 "De seguridad", 2.6.3 1.1 1 "Para Transporte Terrestre", 2.6.3 2.8 1 "Mobiliario, Equipos y Aparatos para la Defensa y la Seguridad", 2.6.3 2.3 1 "Equipos Computacionales y Periféricos", 2.3.2 4.1 1 "De Edificaciones, Oficinas y Estructuras" y 2.3.2 4.1 3 "De Vehículo".

La incorporación de los recursos a los que se refiere la presente disposición se autoriza, previo informe favorable de la Dirección General de Presupuesto Público, hasta el 28 de febrero de 2019, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del Interior, a solicitud de la Intendencia Nacional de Bomberos del Perú, debiéndose, además, publicar el decreto supremo correspondiente dentro del plazo antes indicado.

Para los fines a los que se refiere la presente disposición, exceptúase de lo dispuesto en el literal a) del artículo 18 y en el literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

Lo dispuesto en los párrafos precedentes es aplicable, siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2019 por parte del respectivo pliego, para el mismo programa presupuestal o actividad, según corresponda, y la misma meta presupuestaria.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

SEXAGÉSIMA CUARTA. Autorízase, durante el Año Fiscal 2019, al Ministerio de Energía y Minas a utilizar recursos de su presupuesto institucional y/o saldos de balance correspondiente a los recursos de la Unidad Ejecutora 001 Ministerio de Energía y Minas – Central, los que debe incorporar previamente mediante resolución de su Titular, hasta por un monto de S/ 505 500,00 (QUINIENTOS CINCO MIL QUINIENTOS Y 00/100 SOLES), para realizar aportes a la Organización Alianza Solar Internacional (ISA), en apoyo de la organización de la conferencia y Exhibición Internacional (ISA Perú) a realizarse en Lima - Perú en noviembre de 2019.

Para tal fin, se autoriza al Ministerio de Energía y Minas a efectuar transferencias financieras que se aprueban mediante resolución del titular del pliego, previa suscripción de convenio con la Organización Alianza Solar Internacional (ISA) y con el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. Dicha resolución se publica en el diario oficial El Peruano.

Lo establecido en la presente disposición se financia con cargo a los recursos del Ministerio de Energía y Minas señalados en la presente disposición, sin demandar recursos adicionales al tesoro público.

SEXAGÉSIMA QUINTA. Autorízase al Gobierno Regional del Departamento de Lima, durante el Año Fiscal 2018, a realizar transferencias financieras a favor del Fondo Nacional de Desarrollo Pesquero (Fondepes), hasta por la suma de S/ 8 000 000,00 (OCHO MILLONES Y 00/100 SOLES), con cargo a los recursos de su presupuesto institucional del Año Fiscal 2018, para el cofinanciamiento del proyecto de inversión con código unificado 2414544 "Creación Desembarcadero Pesquero Artesanal Cerro Azul, Distrito de Cerro Azul - Provincia de Cañete - Departamento de Lima", declarado de necesidad pública e interés nacional por la Ley 30643.

Las transferencias financieras a la que se refiere la presente disposición, se aprueban mediante Acuerdo de Consejo Regional, previo informe favorable de su oficina de presupuesto o la que haga sus veces y la suscripción de convenio correspondiente. El Acuerdo de Consejo Regional se publica en el diario oficial "El Peruano".

Los recursos transferidos en el marco de la presente autorización, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autoriza su transferencia. Asimismo, la aplicación de la presente disposición se financia con cargo al presupuesto institucional del Pliego 463: Gobierno Regional del Departamento de Lima y sus modificatorias, por la incorporación de saldos de balance en la fuente de financiamiento Recursos Determinados, sin demandar recursos adicionales al tesoro público.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

SEXAGÉSIMA SEXTA. Autorízase a la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas a que, a solicitud de la Secretaría Técnica del Fondo de Promoción a la Inversión Pública Regional y Local (Foniprel) o fondo que lo sustituya, apruebe las asignaciones financieras correspondientes a los gobiernos regionales y gobiernos locales que suscribieron convenios con el Foniprel, cuyos recursos hayan sido extornados a la cuenta del referido fondo. Estas asignaciones financieras se aprueban hasta por el monto extornado y se realizan en la fuente de Recursos Determinados, con cargo a los recursos del referido fondo.

SEXAGÉSIMA SÉTIMA. Autorízase al Ministerio de Economía y Finanzas, durante el Año Fiscal 2019, a establecer mediante decreto supremo refrendado por el ministro de Economía y Finanzas, los montos y/o fórmulas de cálculo de la Compensación por Tiempo de Servicios – CTS, de la Asignación Económica por cumplir veinticinco (25) y treinta (30) años de servicios y de la bonificación por sepelio y luto, que percibirán los docentes universitarios comprendidos en la Ley 30220, Ley Universitaria.

El referido decreto supremo establece, asimismo, los procedimientos, mecanismos y demás disposiciones que resulten necesarias para la mejor aplicación de la presente disposición.

Para la implementación de lo establecido en la presente disposición, exonérase a las universidades públicas de lo dispuesto en el artículo 6 de la presente ley.

La presente disposición se financia con cargo al presupuesto institucional de las universidades públicas, sin demandar recursos adicionales al tesoro público.

SEXAGÉSIMA OCTAVA. Autorízase, excepcionalmente, durante el Año Fiscal 2019, a las entidades del sector agricultura a realizar modificaciones presupuestarias en el nivel institucional entre los pliegos del sector, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, para financiar el desarrollo de intervenciones en materia agraria; innovación agraria, gestión de agua, gestión forestal y de fauna silvestre, sanidad e inocuidad agroalimentaria, acceso al mercado; saneamiento físico legal para la formalización de la propiedad agraria y otras acciones prioritarias de la Política Nacional Agraria.

Asimismo, autorízase a las entidades del sector agricultura a realizar transferencias financieras con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Directamente Recaudados, para financiar las mismas finalidades señaladas en el párrafo precedente.

Las modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Agricultura y Riego a propuesta de este último, previo informe favorable de la Oficina General de Planeamiento y Presupuesto del Ministerio de Agricultura y Riego. Las transferencias financieras se aprueban mediante resolución del titular de la entidad, previo informe favorable de la Oficina General de Planeamiento y Presupuesto o la que haga sus veces en la entidad y se publica en el diario oficial El Peruano.

Las transferencias autorizadas en la presente disposición provenientes de gastos de capital, no podrán financiar gastos corrientes en los pliegos de destino.

SEXAGÉSIMA NOVENA. Autorízase a los gobiernos regionales y gobiernos locales, a aprobar transferencias financieras a favor del Ministerio de Agricultura y Riego, para la ejecución de Planes de Negocios a través de convenios de colaboración interinstitucional, en el marco del Programa de Compensación para la Competitividad – AGROIDEAS a ser implementados en sus respectivos ámbitos territoriales. Dichas transferencias financieras se aprueban mediante Acuerdo del Consejo Regional o Acuerdo del Concejo Municipal respectivo, previo informe favorable de la oficina de presupuesto o la que haga sus veces en el gobierno regional o municipalidad respectiva. Dicho Acuerdo se publica en el diario oficial El Peruano.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional de los gobiernos regionales o gobiernos locales, según corresponda, que participan en dicho Programa, por las fuentes de financiamiento Recursos Directamente Recaudados y Recursos Determinados, sin demandar recursos adicionales al tesoro público.

Los recursos públicos transferidos en el marco de la presente disposición, bajo responsabilidad, deben destinarse a los fines para los cuales se autorizó su transferencia.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

SEPTUAGÉSIMA. Autorízase, excepcionalmente, al Ministerio de la Mujer y Poblaciones Vulnerables, durante el Año Fiscal 2019, de manera excepcional, a realizar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Locales Provinciales de Huancayo, Trujillo, Arequipa, Cusco y la Municipalidad Metropolitana de Lima , para financiar el pago de pensiones de los pensionistas del régimen del Decreto Ley 20530, de las Sociedades de Beneficencia de Huancayo, Trujillo, Arequipa, Cusco y Lima Metropolitana.

Las modificaciones presupuestarias en el nivel institucional, autorizadas por la presente disposición, se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y la ministra de la Mujer y Poblaciones Vulnerables, a propuesta de esta última.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de la Mujer y Poblaciones Vulnerables, sin demandar recursos adicionales al tesoro público.

SEPTUAGÉSIMA PRIMERA. Autorízase al Ministerio de Economía y Finanzas a realizar un estudio de los ingresos generados como consecuencia de la gestión de los Centros de Producción y similares en las universidades públicas, a fin de determinar el uso y destino de dichos ingresos y de aprobar una norma que regule los ingresos generados por la gestión de los Centros de Producción y similares en las universidades públicas, y los gastos a financiar con cargo a dichos recursos.

En tal contexto, y en el marco de lo dispuesto en el artículo 81 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, las universidades públicas quedan obligadas a remitir bajo responsabilidad hasta el 30 de abril de 2019, al Ministerio de Economía y Finanzas la información que se requiera para la elaboración del estudio al que hace referencia el párrafo precedente.

Asimismo, el Ministerio de Economía y Finanzas, de resultar necesario, queda autorizado a aprobar mediante decreto supremo, las retribuciones que pueden ser otorgadas con cargo a los recursos generados por los Centros de Producción y similares. Dichas retribuciones no tienen carácter remunerativo o pensionable y no están sujetas a cargas sociales, y deberán ser registradas en la Planilla Única de Pago del Sector Público. Para tal efecto, exonérase a las Universidades Públicas, de corresponder, de lo establecido en los artículos 6 y 9 de la presente ley.

SEPTUAGÉSIMA SEGUNDA. Con la finalidad de implementar mecanismos de simplificación administrativa, autorízase al Ministerio de Desarrollo e Inclusión Social, durante el primer semestre del Año Fiscal 2019, a realizar modificaciones presupuestarias en el nivel funcional programático, para la implementación de la Unidad Ejecutora 009 Progresa.

Asimismo, y solo para los fines de la presente disposición, exceptúase al Ministerio de Desarrollo e Inclusión Social, de lo establecido en el acápite 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, para cuyo efecto se requiere previa opinión favorable de la Dirección General de Presupuesto Público.

La autorización otorgada se financia con cargo al presupuesto institucional del Ministerio de Desarrollo e Inclusión Social, sin demandar recursos adicionales al tesoro público.

SEPTUAGÉSIMA TERCERA. Autorízase al Instituto Peruano del Deporte (IPD), durante el Año Fiscal 2019, a utilizar los recursos del Fondo Pro Deporte Escolar, creado en el marco del artículo 86 de la Ley 28036, Ley de Promoción y

Desarrollo del Deporte, hasta la suma de S/ 6 769 772,00 (SEIS MILLONES SETECIENTOS SESENTA Y NUEVE MIL SETECIENTOS SETENTA Y DOS MIL Y 00/100 SOLES), con la finalidad de promover y apoyar la actividad deportiva escolar, la construcción o rehabilitación de infraestructura deportiva escolar y el equipamiento deportivo. Dichas acciones deberán estar comprendidas y aprobadas en el Plan Nacional del Deporte Escolar a cargo del Consejo del Deporte Escolar.

Dichos recursos se incorporan en el pliego IPD, en la fuente de financiamiento Recursos Determinados, mediante resolución del titular del pliego, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en dicho pliego, y se publica en el diario oficial El Peruano.

Los referidos recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autoriza su incorporación conforme a la presente disposición.

Para la aplicación de lo establecido en la presente disposición, suspéndase lo dispuesto en el penúltimo párrafo del artículo 86 de la Ley 28036, Ley de Promoción y Desarrollo del Deporte.

SEPTUAGÉSIMA CUARTA. Dispónese que para la emisión del decreto supremo a que hace referencia el último párrafo del artículo 52 de la Ley 30057, Ley del Servicio Civil, para el caso de los alcaldes distritales y provinciales, se exonera de los artículos 6 y 9, así como de la disposición complementaria final novena de la presente ley, y de las prohibiciones contenidas en la Ley 28212 y sus modificatorias. Dichas compensaciones económicas se aplicarán de manera inmediata y serán consideradas en el Cuadro de Puestos de la Entidad (CPE) al momento de su aprobación.

Establézcase que a partir de la vigencia de la presente ley, los alcaldes distritales y provinciales sólo perciben la compensación económica dispuesta en la presente disposición.

El monto de la compensación económica se pagará a razón de doce (12) veces por año, más dos (2) veces por concepto de aguinaldos, uno (1) por Fiestas Patrias y uno (1) por Navidad.

La presente disposición se financia con cargo al presupuesto institucional de la entidad, sin demandar recursos adicionales al tesoro público.

SEPTUAGÉSIMA QUINTA. De manera excepcional y a fin de garantizar la prestación de los servicios básicos asociados a los establecimientos de salud de los gobiernos regionales, autorízase, durante el primer trimestre del Año Fiscal 2019, a los gobiernos regionales, bajo responsabilidad del titular, para efectuar una modificación presupuestaria en el nivel funcional programático entre las Partidas de Gasto 2.3.2 2.1 (Servicios de energía eléctrica, agua y gas) programadas en los Programas Presupuestales de salud, con el objeto de habilitar las Partidas de Gasto 2.3.2 2.1 (Servicios de energía eléctrica, agua y gas) de las categorías presupuestales Acciones Centrales y/o Asignaciones Presupuestarias que No resultan en Productos, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en el pliego. Para tal efecto, los mencionados pliegos, quedan exceptuados de la restricción prevista en el acápite 4, numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

La Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas puede emitir, de resultar necesario, disposiciones complementarias para la mejor aplicación de este artículo.

SEPTUAGÉSIMA SEXTA. Autorízase a los pliegos del Poder Ejecutivo, durante el Año Fiscal 2019, a transferir a título gratuito a otras entidades públicas de los tres niveles de gobierno, los bienes muebles de su propiedad dados de baja conforme a las normas legales vigentes y a la evaluación técnica de sus respectivas Oficinas Generales de Administración o las que hagan sus veces. Las donaciones se autorizan mediante resolución de la Oficina General de Administración o la que haga sus veces. Asimismo, de ser necesario, y a solicitud de la entidad beneficiaria, la entidad donante proveerá también el transporte de los bienes transferidos hacia el lugar de destino, sin demandar recursos adicionales del tesoro público.

Las entidades transferentes deben publicar en su respectivo portal institucional, la resolución con la lista de los bienes transferidos y de las entidades beneficiarias.

SEPTUAGÉSIMA SÉTIMA. Autorízase al Organismo Supervisor de las Contrataciones del Estado a designar vocales del Tribunal de Contrataciones del Estado, para lo cual queda exonerado de la prohibición establecida en el numeral 8.1 del artículo 8 de la presente ley.

La presente disposición entra en vigencia a partir del día siguiente de publicada la presente ley.

SEPTUAGÉSIMA OCTAVA. Créase la Unidad Ejecutora "Unidad de Gestión de apoyo al desarrollo sostenible del VRAEM", en la Comisión Nacional para el Desarrollo y Vida sin Drogas – DEVIDA, con cargo al presupuesto institucional de esta entidad y sin demandar recursos adicionales al tesoro público.

SEPTUAGÉSIMA NOVENA. Autorízase a la Comisión Nacional para el Desarrollo y Vida sin Drogas – DEVIDA, durante el Año Fiscal 2019 y con cargo a su presupuesto institucional, a lo siguiente:

1. Contratar los servicios de personas naturales, a través de locación de servicios en el marco del Código Civil, para las acciones de los productos y actividades del Programa Presupuestal PIRDAIS.
2. Adquirir y entregar insumos, bienes y equipamiento menor, a organizaciones de productores y/o núcleos ejecutores, en las zonas de intervención.
3. Financiar gastos relacionados a viáticos y pasajes a productores y organizaciones de productores destacados, para promocionar e incrementar la demanda de los productos de desarrollo alternativo a nivel nacional y al exterior; intervenciones previstas en los programas presupuestales a cargo de DEVIDA, alineadas a la Estrategia Nacional de Lucha contra las Drogas (ENLCD).
4. Financiar gastos relacionados a pasajes, alimentación y hospedaje, a profesionales y técnicos calificados externos a la institución, domiciliados y no domiciliados en el país, dentro y fuera del territorio nacional, con el fin de brindar asistencia técnica en la implementación de la ENLCD.

DEVIDA es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales son ejecutados los gastos a que se refieren los numerales 3 y 4 de la presente disposición. Los recursos correspondientes, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su gasto, según corresponda, conforme a la presente disposición.

DEVIDA, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos y bienes otorgados, así como gastos ejecutados, en el marco de la presente disposición, así como para la evaluación por parte de DEVIDA de los resultados alcanzados y los beneficios generados a partir de la implementación de lo establecido en la presente disposición. Asimismo, DEVIDA publica, semestralmente, en su portal institucional, la relación de los beneficiarios de los bienes y gastos comprendidos en los numerales 2, 3 y 4 de la presente disposición.

OCTOGÉSIMA. Dispónese, durante el año fiscal 2019, que la Comisión Nacional para el Desarrollo y Vida sin Drogas (DEVIDA), es la encargada de efectuar el monitoreo y verificación del cumplimiento de las metas programadas de los productos correspondientes a los programas presupuestales: "Programa de Desarrollo Alternativo Integral y Sostenible - PIRDAIS", "Prevención y Tratamiento del Consumo de Drogas", y "Gestión Integrada y Efectiva del Control de Oferta de Drogas en el Perú", a ser ejecutados por las entidades con cargo a los recursos aprobados en las leyes anuales de presupuesto en el marco de los objetivos previstos en la estrategia nacional de la lucha contra las drogas.

Para dicho fin, las entidades ejecutoras deben suscribir convenios de cooperación interinstitucional con DEVIDA, que garanticen a esta última institución el monitoreo y la verificación del cumplimiento de las metas programadas.

OCTOGÉSIMA PRIMERA. Para garantizar, en el Año Fiscal 2019, la continuidad de las inversiones y acciones desarrolladas por el Organismo Técnico de la Administración de los Servicios de Saneamiento (OTASS), autorízase al Poder Ejecutivo a incorporar en el presupuesto institucional del OTASS, los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios que les fueron transferidos mediante el Decreto Supremo 041-2018-EF por el pliego Ministerio de Vivienda, Construcción y Saneamiento, hasta por la suma de S/ 25 000 000,00 (VEINTICINCO MILLONES Y 00/100 SOLES), que al 31 de diciembre de 2018 no hayan sido devengados. Dichos recursos se destinan al financiamiento de las inversiones y de los costos de operación y mantenimiento de los servicios de saneamiento de la Unidad Ejecutora Servicios de Saneamiento Tumbes en el marco del Decreto Legislativo 1357.

Para efectos de lo establecido en el párrafo precedente, exceptúase de lo dispuesto en el literal a) del artículo 18 y en literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

La incorporación de los créditos presupuestarios se realiza mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Vivienda, Construcción y Saneamiento, a propuesta del OTASS. Dicho decreto supremo se publica hasta el 31 de enero de 2019.

Lo señalado en la presente disposición es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2019 por parte del OTASS, para las mismas inversiones y/o actividades, según corresponda.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

OCTOGÉSIMA SEGUNDA. Autorízase, excepcionalmente y por única vez, durante el Año Fiscal 2019, a la Universidad Nacional de Barranca y a la Universidad Nacional de Cañete, para otorgar subvenciones a favor de la Universidad de Cambridge-Reino Unido para la ejecución del acuerdo de colaboración académica y/o de investigación con la Universidad de Cambridge-Reino Unido.

Dichas subvenciones se aprueban mediante resolución del titular del pliego, previa suscripción del acuerdo de colaboración académica y/o de investigación al que se refiere el párrafo precedente y con el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Lo establecido en la presente disposición se financia con cargo a los recursos del presupuesto institucional de las universidades bajo los alcances de la presente disposición, por la fuente de financiamiento Recursos Determinados, sin demandar recursos adicionales al tesoro público.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

OCTOGÉSIMA TERCERA. Autorízase, durante el Año Fiscal 2019, al Gobierno Regional del departamento de Lambayeque, para la contratación de personal en las plazas vacantes generadas a la creación de la Unidad Ejecutora 403 del pliego Gobierno Regional del departamento de Lambayeque. Para tal fin, exceptúase al mencionado gobierno regional de lo dispuesto por el artículo 8 de la presente ley.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Gobierno Regional del departamento de Lambayeque, sin demandar recursos adicionales al tesoro público.

OCTOGÉSIMA CUARTA. Autorízase, durante el año fiscal 2018 y 2019, el uso de los recursos del Fondo para intervenciones ante la Ocurrencia de Desastres Naturales (FONDES), creado mediante el artículo 4 de la Ley 30458, para financiar intervenciones comprendidas en el Plan Integral de la Reconstrucción con Cambios, conjuntamente con recursos derivados de pólizas, fideicomisos y/o garantías contenidos en los contratos de concesión en el marco del Decreto Legislativo 1363.

La presente disposición entra en vigencia a partir del día siguiente de publicada la presente ley.

OCTOGÉSIMA QUINTA. Priorízase, durante el Año Fiscal 2019, en el Ministerio de Salud para que en el marco de las intervenciones estratégicas que desarrolla, y con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al tesoro público, implemente actividades vinculadas a la investigación de enfermedades raras y huérfanas como el lupus erimatoso.

OCTOGÉSIMA SEXTA. Autorízase a la Municipalidad Distrital de Ancón, durante el Año Fiscal 2018, a efectuar modificaciones presupuestarias en el nivel funcional programático, hasta por la suma de S/ 1 708 914,00 (UN MILLÓN SETECIENTOS OCHO MIL NOVECIENTOS CATORCE Y 00/100 SOLES), con cargo a los recursos que le fueron transferidos en el marco del numeral 2.4 del artículo 2 del Decreto de Urgencia 006-2018, para financiar los proyectos de inversión con código 2285618, 2302432, 2121352 y 2212855; con el objeto de que tales recursos sean reorientados para financiar el proyecto de inversión con código 2430415, hasta por S/ 1 145 985,00 (UN MILLÓN CIENTO CUARENTA Y CINCO MIL NOVECIENTOS OCHENTA Y CINCO Y 00/100 SOLES) y el proyecto de inversión con código 2310520, hasta por S/ 562 929,00 (QUINIENTOS SESENTA Y DOS MIL NOVECIENTOS VEINTE Y NUEVE Y 00/100 SOLES).

Para tal efecto, la Municipalidad Distrital de Ancón queda exonerada de lo establecido en el artículo 12 de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018.

La presente disposición entra en vigencia a partir del día siguiente de publicada la presente ley.

OCTOGÉSIMA SÉTIMA. Exonérase a la Contraloría General de la República de lo dispuesto en los artículo 6 y 8 de la presente ley, a fin de garantizar la implementación de la Ley 30742, Ley de Fortalecimiento de la Contraloría General de la República y del Sistema Nacional de Control, con la incorporación del personal de los órganos de control institucional de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales a la Contraloría General de la República, de manera progresiva, la incorporación de nuevo personal para el fortalecimiento de la entidad y la incorporación de nuevo personal del Programa de Formación e incorporación de nuevos talentos en Control Gubernamental.

OCTOGÉSIMA OCTAVA. A fin de garantizar la continuidad de las intervenciones de control concurrente, en el año 2019, que ejecuta la Contraloría General de la República, en el marco de los alcances de la disposición complementaria final duodécima de la Ley 30737, autorízase al Poder Ejecutivo para incorporar en el presupuesto institucional del Pliego 019: Contraloría General, los créditos presupuestarios de la fuente de financiamiento de Recursos Ordinarios no ejecutados en el presupuesto institucional del Año Fiscal 2018, para la ejecución de las intervenciones de control concurrente durante el Año Fiscal 2019.

Los recursos a los que se refiere el párrafo precedente, se incorporan mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a propuesta de la Contraloría General de la República, debiéndose publicar el decreto hasta el 31 de enero de 2019. Para ello, exceptúase de lo dispuesto en el literal a) del artículo 18 y el literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

OCTOGÉSIMA NOVENA. Autorízase a la Oficina Nacional de Procesos Electorales (Onpe), en el Año Fiscal 2019, a pagar la totalidad de la subvención que le correspondió en el año 2018, en el marco de la disposición complementaria final trigésima sétima de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018, a cada partido político y alianza de partidos políticos beneficiarios, comprendidos en el marco de la Ley 28094, Ley de Organizaciones Políticas, y normas modificatorias, o de haberse efectuado alguno de los pagos mensuales a los que se refiere el segundo párrafo de la mencionada disposición complementaria final, se autoriza a dicha entidad a pagar la diferencia que correspondiera para completar el pago que se debió efectuar en el Año Fiscal 2018. Dichos pagos se efectúan hasta el 30 de junio de 2019.

Las subvenciones se aprueban mediante resolución del titular de la Oficina Nacional de Procesos Electorales (Onpe), la que se publica en el diario oficial El Peruano.

Para tal fin, autorízase al Poder Ejecutivo para incorporar, en el año fiscal 2019 dentro del presupuesto institucional de la Oficina Nacional de Procesos Electorales (Onpe), los créditos presupuestarios asignados en el año fiscal 2018, en el presupuesto institucional de dicha entidad para el pago de la subvención a la que se refiere la disposición complementaria final trigésima sétima de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018, de la fuente de financiamiento Recursos Ordinarios, y no devengados al 31 de diciembre de 2018.

Para efectos de lo establecido en el párrafo precedente, exceptúase de lo dispuesto en el literal a) del artículo 18 y en literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

La incorporación de los créditos presupuestarios se realiza hasta el 31 de enero de 2019, mediante decreto supremo refrendado por el ministro de Economía y Finanzas, a solicitud del jefe de la Oficina Nacional de Procesos Electorales (Onpe).

Lo dispuesto en la presente disposición es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2019 de la ONPE, para las mismas acciones.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

NONAGÉSIMA. Considérase a las empresas públicas en el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (Fonafe) empresas prestadoras de servicio de saneamiento y otras entidades sujetas al Sistema Nacional de Control distintas a las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, en lo dispuesto en el artículo 20 de la Ley 27785, Ley Orgánica del Sistema Nacional de Control y de la Contraloría General de la República.

Autorízase a las empresas públicas en el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (Fonafe) y otras entidades sujetas al Sistema Nacional de Control distintas a las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales y que no se encuentren bajo el ámbito del Sistema Nacional de Presupuesto Público, a efectuar transferencias a favor de la Contraloría General de la República, para cubrir los gastos que se deriven de la contratación de las sociedades de auditoría en el marco de lo establecido en el párrafo precedente, para el financiamiento de los órganos de control institucional a cargo de la Contraloría General de la República y para el desarrollo de programas de capacitación por medio de la Escuela Nacional de Control.

Las empresas prestadoras de servicio de saneamiento que se constituyan como empresas de los Gobiernos Regionales o Gobiernos Locales, así como otras entidades sujetas al Sistema Nacional de Control distintas a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales y que se encuentren bajo el ámbito del Sistema Nacional de Presupuesto Público, quedan autorizadas para realizar transferencias financieras con cargo a su presupuesto institucional a favor de la Contraloría General de la República para cubrir los gastos que se deriven de la contratación de las sociedades de auditoría, previa solicitud de la Contraloría General de la República, así como para el financiamiento de los órganos de control institucional a cargo de la Contraloría General de la República y para el desarrollo de programas de capacitación por medio de la Escuela Nacional de Control, bajo exclusiva responsabilidad del titular del pliego así como del jefe de la oficina de administración y del jefe de la oficina de presupuesto o las que hagan sus veces en el pliego,

Las transferencias financieras se aprueban mediante resolución del titular de la empresa o entidad, según corresponda, requiriéndose el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la empresa o entidad. La resolución del titular de la empresa o entidad se publica el diario oficial El Peruano.

La Contraloría General de la República incorpora los recursos transferidos mediante resolución de su titular, en la fuente de financiamiento Donaciones y Transferencias.

NONAGÉSIMA PRIMERA. Autorízase, de manera excepcional y por única vez, el otorgamiento de una bonificación extraordinaria de S/ 1 500,00 (MIL QUINIENTOS Y 00/100 SOLES) a favor del personal administrativo nombrado del Ministerio de Salud, sus organismos públicos y las unidades ejecutoras de salud de los gobiernos regionales, sujeto al régimen del Decreto Legislativo 276. La referida bonificación se entrega por única vez en el mes de diciembre de 2018 y no tiene carácter remunerativo, compensatorio, ni pensionable y no está sujeta a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de las bonificaciones que establece el Decreto Supremo 051-91-PCM, para la compensación por tiempo de servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas.

Para la implementación de lo dispuesto en la presente disposición, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de salud, a propuesta de este último, se aprueban las modificaciones presupuestarias en el nivel institucional a favor de los organismos públicos del Ministerio de Salud y los gobiernos regionales con cargo al presupuesto institucional del Pliego 011: Ministerio de Salud, para tal efecto exonérase al Ministerio de Salud, sus organismos públicos y las unidades ejecutoras de salud de los gobiernos regionales, de lo establecido en los artículos 6 y 9 de la Ley 30693. La presente disposición entra en vigencia al día siguiente de su publicación.

NONAGÉSIMA SEGUNDA. Precísase que, para efecto de lo establecido en el párrafo 7.10 del artículo 7 de la Ley 30556, modificado por Decreto Legislativo 1354, se entiende por asignación financiera a la transferencia financiera que autoriza el titular de la entidad mediante resolución a favor de núcleos ejecutores, en el marco de la citada ley.

NONAGÉSIMA TERCERA. Dispónese para el año Fiscal 2019, que los funcionarios y servidores públicos sujetos al régimen del Decreto Legislativo 276, Ley de Bases de la Carrera Administrativa y de Remuneraciones del Sector Público que, en virtud de lo dispuesto en el inciso c) del artículo 54 de la citada norma, les corresponda el pago de la Compensación por Tiempo de Servicios con ocasión del cese, excepcionalmente se les otorgará una entrega económica distinta por única vez equivalente a diez (10) Remuneraciones Mínimas vigentes al momento del cese. La presente disposición no aplica en los casos de cese por destitución.
La presente disposición queda exonerada de lo dispuesto en el artículo 6 de la presente ley, y su financiamiento se efectúa con cargo al presupuesto de cada entidad, sin demandar recursos adicionales al tesoro público.

NONAGÉSIMA CUARTA. Dispóngase que para la emisión del decreto supremo a que hace referencia el último párrafo del artículo 52 de la Ley 30057, Ley del Servicio Civil, para el caso de los rectores y vicerrectores de las universidades públicas, se exonera de lo establecido en el artículo 6, así como de la novena disposición complementaria final de la presente Ley, y de las prohibiciones contenidas en la Ley 28212 y sus modificatorias. Dicha escala se aplicará de manera inmediata y será considerada en el cuadro de puestos de la entidad al momento de su aprobación.
Los rectores y vicerrectores de las universidades públicas sólo perciben la compensación económica dispuesta en la presente disposición, no pudiendo percibir otro concepto o beneficio de carácter pecunario.
El monto de la compensación económica se pagará a razón de doce (12) veces por año, más dos (2) veces por concepto de aguinaldos, uno (1) por Fiestas Patrias y uno (1) por Navidad.
Lo establecido en la presente disposición solo es aplicable para aquellas universidades que se encuentren en proceso de constitución o hayan concluido con el proceso de adecuación del gobierno de la universidad pública, conforme a lo dispuesto en el artículo 29 y la primera disposición complementaria transitoria de la Ley 30220, Ley Universitaria.

NONAGÉSIMA QUINTA. Disponerse que la creación de las siguientes unidades ejecutoras, durante el Año Fiscal 2019, se sujetan al presupuesto institucional de las entidades respectivas en las que se creen, sin demandar recursos adicionales al Tesoro Público, y para tal efecto, los pliegos presupuestarios que propongan su creación quedan exceptuados sólo del requisito del monto del presupuesto anual por toda fuente de financiamiento establecido en el inciso 3, numeral 68.4 del artículo 68 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público:

    a)   Red de Salud Lauricocha, en el Gobierno Regional de Huánuco
    b)   Red de Salud Yarowilca, en el Gobierno Regional de Huánuco
    c)   Red de Salud Churcampa, en el Gobierno Regional de Huancavelica
    d)   Red de Salud Castrovirreyna, en el Gobierno Regional de Huancavelica
    e)   Red de Salud Huaytará, en el Gobierno Regional de Huancavelica
    f)   Unidad Ejecutora de Salud de Pausa, en el Gobierno Regional de Ayacucho
    g)   Unidad Ejecutora Complejo Arqueológico Wari, en el Ministerio de Cultura
    h)   Proyecto de Irrigación de la Sub Cuenca del Río Arma, en el Gobierno Regional del Arequipa.

NONAGÉSIMA SEXTA. Autorízase a las entidades del Gobierno Nacional y los gobiernos regionales, durante el Año Fiscal 2019, a realizar modificaciones presupuestarias en el nivel institucional con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor del Ministerio de Defensa – Marina de Guerra del Perú – Dirección General de Capitanías y Guardacostas (Dicapi), con la finalidad de ejecutar inversiones del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho sistema, a cargo de la Dicapi.
Dichas modificaciones presupuestarias se aprueban mediante Decreto Supremo, previa suscripción de convenio, para el caso de las entidades del Gobierno Nacional refrendado por el Ministro de Economía y Finanzas, el Ministro de Defensa y el Ministro del Sector al que pertenece la entidad que transfiere el recurso a propuesta de este último y para el caso de los gobiernos regionales refrendado por el Ministro de Economía y Finanzas, el Presidente del Consejo de Ministros y el Ministro de Defensa, a propuesta de este último.
Las entidades del Gobierno Nacional y los Gobiernos Regionales que transfieren recursos en el marco del presente artículo, son responsables de la verificación y seguimiento, lo que incluye el avance físico y financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución física de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, así como de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, según corresponda.
La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional de las entidades del Gobierno Nacional y los Gobiernos Regionales, por la fuente de financiamiento Recursos Ordinarios, sin demandar recursos adicionales al Tesoro Público.
Los recursos públicos, bajo responsabilidad del titular de la entidad, no pueden ser destinados a fines distintos para los cuales se autorizó la transferencia.

NONAGÉSIMA SÉPTIMA. Autorícese al Ministerio de Economía y Finanzas para que, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, establezca el período, condiciones, requisitos y oportunidad en los cuales las personas contratadas a través del Fondo de Apoyo Gerencial – FAG, en el marco del Decreto Ley 25650, puedan acceder a la suspensión de la prestación del servicio con contraprestación.

NONAGÉSIMA OCTAVA. Autorizase, durante el año fiscal 2019, por única vez al Ministerio de Economía y Finanzas, a través de la Dirección General de Gestión Fiscal de los Recursos Humanos, para que en coordinación con el Ministerio de Salud, adecúe el régimen de percepción de ingresos del personal técnico y auxiliar administrativo del Decreto Legislativo 276 y técnico y auxiliar asistencial de la Ley 28561 que presten servicios en el sector salud, y registre en el Aplicativo Informático de la Planilla Única de Pago del Sector Público, de acuerdo al perfil, formación académica y el régimen de contratación con el Estado. La implementación de esta autorización en ningún caso afecta los ingresos de las personas.
Para tal efecto, en los casos que corresponda, el monto diferencial resultante de la aplicación de la presente disposición, será considerado como un beneficio extraordinario transitorio, previa opinión de la Dirección General de

Gestión Fiscal de los Recursos Humanos y será registrado en el Aplicativo Informático de la Planilla Única de Pago del Sector Público. Dicho monto no tiene carácter remunerativo ni pensionable, no constituye base para el cálculo de otros beneficios, no está afecta a cargas sociales, y será percibido por el servidor en tanto se mantenga en el régimen laboral correspondiente.

NONAGÉSIMA NOVENA. Exceptúase al Pliego 028 de lo dispuesto en el artículo 6 de la presente ley a efectos de implementar en el año 2019 lo establecido en el Acuerdo 091-2017-2018/MESA-CR y concretar su fortalecimiento y desarrollo institucional en el marco de lo previsto en la Ley 30647. Para ello, se autoriza a dicho pliego para diseñar y ejecutar los lineamientos de compensación, gestión de empleo y rendimiento, organización interna y programa de incentivos por retiro voluntario, a fin de optimizar su política de gestión de recursos humanos y otras acciones afines, de acuerdo con sus documentos de gestión y demás disposiciones que emita para tal fin. Adicionalmente, precísase que el Pliego 028 se encuentra exonerado del artículo 9 de la presente ley y del artículo 2 del Decreto de Urgencia 038- 2006.

Los procedimientos, alcances y montos para la aplicación de las políticas, programas y lineamientos a que se refiere el párrafo anterior son autorizados por acuerdo de Mesa Directiva y se financian con cargo a su presupuesto institucional.

CENTÉSIMA. . Precísase que, en el marco de lo dispuesto en la nonagésima primera disposición complementaria final de la Ley 30693, el Pliego 028 se encuentra exceptuado de la aplicación de las normas legales señaladas en el artículo 50 de la Ley 30680, así como de sus modificatorias, disposiciones reglamentarias y sustitutorias, únicamente para los supuestos previstos en dicho artículo.

Asimismo, a fin de garantizar la continuidad de los proyectos de inversión del Pliego 028, se autoriza al Poder Ejecutivo para incorporar los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios asignados para tal fin en el Año Fiscal 2018 no devengados al 31 de diciembre del mismo año. La incorporación se realiza hasta el 31 de marzo de 2019 mediante decreto supremo refrendado por el ministro de Economía y Finanzas, exceptuándose, para ello, de lo dispuesto en los artículos 18 y 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público no Financiero, y sus modificatorias. Para tal efecto, el Pliego 028 debe remitir a la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas su solicitud de incorporación de recursos, suscrita por su titular, con el informe favorable del jefe de la Oficina de Presupuesto o el que haga sus veces.

CENTÉSIMA PRIMERA. De manera excepcional, se autoriza al Poder Ejecutivo para incorporar los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios del Pliego 028, de partidas distintas a las destinadas a proyectos de inversión asignados para el año 2018 y que no sean devengados al 31 de diciembre de dicho año, exceptuándose, para ello, de lo dispuesto en los artículos 18 y 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público no Financiero, y sus modificatorias. La incorporación se realiza hasta el 31 de marzo de 2019 mediante decreto supremo refrendado por el ministro de Economía y Finanzas. Para tal efecto, el Pliego 028 debe remitir a la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas su solicitud de incorporación de recursos, suscrita por su titular, con el informe favorable del jefe de la Oficina de Presupuesto o el que haga sus veces.

CENTÉSIMA SEGUNDA. Continuidad del Proyecto de Inversión "Mejoramiento del Mercado Municipal de la Ciudad de San Antonio del Estrecho, Distrito de Putumayo, Provincia de Putumayo, Departamento de Loreto" y del Proyecto de Inversión "Mejoramiento y ampliación del Servicio de Tráfico Marítimo del Puerto del Callao"

1. Para asegurar, en el Año Fiscal 2019, la ejecución del proyecto de inversión "Mejoramiento del Mercado Municipal de la Ciudad de San Antonio del Estrecho, Distrito de Putumayo, Provincia de Putumayo, Departamento de Loreto", con código unificado 2379905, y del proyecto de inversión "Mejoramiento y ampliación del Servicio de Tráfico Marítimo del Puerto del Callao" con código unificado 2272159, autorízase al Poder Ejecutivo para incorporar en el presupuesto institucional del Ministerio de la Producción y del Ministerio de Defensa, respectivamente, correspondiente al Año Fiscal 2019, los créditos presupuestarios, por la fuente de financiamiento Recursos Ordinarios, que fueron destinados en el presupuesto institucional del Año Fiscal 2018 de dichas entidades para dichos proyectos de inversión y que no fueron ejecutados.

    La incorporación de los créditos presupuestarios a los que se refiere el párrafo precedente se realiza mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de la Producción o del ministro de Defensa, según corresponda, a propuesta de estos últimos respectivamente, debiéndose publicar el decreto supremo correspondiente hasta el 31 de enero de 2019.

    Para ello, exceptúase de lo dispuesto en el inciso a) del artículo 18 y en el inciso a) del párrafo 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

    Lo dispuesto en el presente numeral es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2019 por parte del pliego Ministerio de la Producción o del pliego Ministerio de Defensa, según corresponda, para los mencionados proyectos de inversión.

2. Los recursos a los que se refiere el numeral precedente respecto al Ministerio de la Producción, se destinan a financiar el Proyecto de Inversión "Mejoramiento del Mercado Municipal de la Ciudad de San Antonio del Estrecho, Distrito de Putumayo, Provincia de Putumayo, Departamento de Loreto", con código unificado 2379905.

    Para tal fin, se autoriza al Ministerio de la Producción, en el Año Fiscal 2019, a efectuar modificaciones presupuestarias en el nivel institucional, con cargo a los recursos incorporados en su presupuesto institucional conforme al numeral precedente, a favor de la Municipalidad Provincial de Putumayo, las que se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de la Producción, a propuesta de este último. Dicho decreto supremo se publica hasta el 29 de marzo de 2019.

    La Unidad Ejecutora de Inversión (UEI) del Ministerio de la Producción o la que haga sus veces, es responsable de la verificación y seguimiento, lo que incluye el avance físico y financiero de los recursos, del cumplimiento de las acciones contenidas en el cronograma de ejecución física del proyecto de inversión al que se refiere la presente disposición, debiendo remitir trimestralmente dicha información a la Oficina de Programación Multianual de Inversiones de dicho Ministerio o la que haga sus veces.

3. La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

CENTÉSIMA TERCERA. Autorízase al Gobierno Regional de Loreto, durante el año fiscal 2019, a utilizar los recursos a los que se refiere el artículo 4 de la Ley 30712, para el financiamiento de proyectos de inversión relacionados con infraestructura y vinculados al sector transportes que sean priorizados por dicho gobierno regional.

CENTÉSIMA CUARTA. Autorízase al Ministerio de Economía y Finanzas, durante el año fiscal 2019, a realizar un estudio sobre la situación del Incentivo Único otorgado, a través del Comité de Administración del Fondo de Asistencia y Estímulo – CAFAE, al personal del Decreto Legislativo 276. El referido estudio se desarrolla en el plazo de ciento ochenta (180) días hábiles y constituye información fuente para un proceso progresivo de estandarización del Incentivo Único por niveles de gobierno y grupos ocupacionales definidos por el citado Decreto Legislativo. Para tal efecto, la Dirección General de Gestión Fiscal de los Recursos Humanos elabora el Informe Técnico que incluye las alternativas para el referido proceso de estandarización, teniendo en cuenta los principios constitucionales de equilibrio y programación presupuestaria, las reglas macrofiscales y las reglas para la estabilidad presupuestaria para cada año fiscal.

CENTÉSIMA QUINTA. Autorízase, durante el Año Fiscal 2019, al Ministerio de Energía y Minas a efectuar transferencias financieras a favor del Fondo Nacional del Ambiente (Fonam) para financiar la ejecución de acciones de remediación ambiental, a través de Planes de Abandono y/o Planes de Cese, en el marco de lo establecido en el Decreto Supremo 039-2014-EM que aprueba el Reglamento para la Protección Ambiental en las Actividades de Hidrocarburos, y en el Decreto Supremo 002-2006-EM que establece disposiciones para la presentación del Plan Ambiental Complementario por parte de empresas que realicen actividades de hidrocarburos; con cargo a los recursos provenientes de la ejecución de las cartas de Garantía de Seriedad de Cumplimiento otorgadas a favor del Ministerio de Energía y Minas por los titulares de actividades de hidrocarburos.

Las referidas transferencias financieras se autorizan mediante resolución del titular del pliego, que se publica en el diario oficial El Peruano, previa suscripción de convenios, celebrados entre el Ministerio de Energía y Minas y el Fonam; quedando prohibido bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

El Fonam, en el marco de lo establecido en la presente disposición, informa al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y a las disposiciones contenidas en los convenios y/o adendas correspondientes.

CENTÉSIMA SEXTA. Para garantizar la continuidad de las actividades a cargo del Ministerio de Vivienda, Construcción y Saneamiento, autorízase a incorporar en su presupuesto institucional del Año Fiscal 2019 en la Fuente de Financiamiento Recursos Ordinarios, los recursos no ejecutados en el presupuesto institucional del Año Fiscal 2018 por la fuente de financiamiento Recursos Ordinarios, y que correspondan a los recursos incorporados en su presupuesto en el marco del Decreto de Urgencia 008-2017, que fueron destinados para la adquisición y mantenimiento de maquinarias y vehículos pesados orientados a restablecer los servicios de saneamiento.

La incorporación de los recursos a los que se refiere la presente disposición se autoriza, previo informe favorable de la Dirección General de Presupuesto Público, hasta el 29 de marzo de 2019, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Vivienda, Construcción y Saneamiento, debiéndose publicar el decreto supremo correspondiente dentro de dicho plazo. Para ello, exceptúase de lo dispuesto en el inciso a) del artículo 18 y en el inciso a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

Lo dispuesto en los párrafos precedentes es aplicable, siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2019 por parte del respectivo pliego, para el mismo programa presupuestal o actividad, según corresponda, y la misma meta presupuestaria.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

CENTÉSIMA SÉPTIMA. Autorízase para el Año Fiscal 2019, de manera excepcional y por única vez, el otorgamiento de una bonificación a favor del personal administrativo y jurisdiccional del Poder Judicial y del Ministerio Público, sujeto al régimen del Decreto Legislativo 276, con excepción de los jueces y fiscales. La referida bonificación no tiene carácter remunerativo, compensatorio, ni pensionable y no está sujeta a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de las bonificaciones que establece el Decreto Supremo 051-91-PCM, para la compensación por tiempo de servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas.

El monto y condiciones de la bonificación referida en el párrafo precedente, se aprueba mediante decreto supremo refrendado por el ministro de Economía y Finanzas, a propuesta del Poder Judicial y del Ministerio Público, respectivamente.

Para efectos de implementar lo dispuesto en la presente disposición, exonerase al Poder Judicial y al Ministerio Público de lo establecido en el artículo 6 de la presente ley.

CENTÉSIMA OCTAVA. Autorízase al Ministerio de Economía y Finanzas, durante el año fiscal 2019, a realizar un estudio de ingresos del personal jurisdiccional y administrativo del Poder Judicial y Ministerio Público, a fin de determinar una escala de ingreso, acorde con los ingresos de los trabajadores de las entidades del sistema de justicia. La nueva escala de ingresos del personal jurisdiccional y administrativo del Poder Judicial y Ministerio Público se aprobará en el marco del artículo 8 del Decreto Legislativo 1442, Decreto Legislativo de la Gestión Fiscal de los Recursos Humanos en el Sector Público.

Para efectos de implementar lo dispuesto, exonérese al Poder Judicial y al Ministerio Público de lo establecido en el artículo 6 de la presente ley.

Asimismo, dispónese que todos los ingresos del personal jurisdiccional y administrativo del Poder Judicial del Régimen Laboral del Decreto Legislativo 728 que perciben a la fecha de publicación de la presente ley, se consolidan en un único monto; para tal efecto, el cuarenta por ciento (40%) del monto consolidado queda afecto a cargas sociales y es de naturaleza pensionable. Lo dispuesto en el presente párrafo entra en vigencia al día siguiente de publicada la presente ley.

La implementación de la presente disposición se financia con cargo al presupuesto institucional del Poder Judicial y del Ministerio Público.

CENTÉSIMA NOVENA. Autorícese al Ministerio de Economía y Finanzas a establecer, durante el año fiscal 2019, el nuevo monto de la Escala Base del Incentivo Único, mediante decreto supremo refrendado por el Ministerio de Economía y Finanzas, a propuesta de la Dirección General de Gestión Fiscal de los Recursos Humanos, en coordinación con la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas, así como dictar las disposiciones complementarias que resulten necesarias.

Para efecto de lo dispuesto en la presente disposición, la Dirección General de Gestión Fiscal de los Recursos Humanos emite la respectiva resolución directoral por cada unidad ejecutora, tomando en cuenta los nuevos montos de la escala base, determinando el monto y la escala de Incentivo Único resultante de la implementación de la presente disposición y procede al registro de las mismas en el Aplicativo Informático de la Planilla Única de Pago del Sector Público.

La presente disposición queda exonerada de las prohibiciones establecidas en el literal a.5 de la novena disposición transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto y del artículo 6 de la presente Ley.

CENTÉSIMA DÉCIMA. Autorízase por única vez al Ministerio de Economía y Finanzas, durante el año fiscal 2019, a través de la Dirección General de Gestión Fiscal de los Recursos Humanos, a aprobar mediante Resolución Directoral los montos y la escala del Incentivo Único de todos los Pliegos Presupuestales y Unidades Ejecutoras del Gobierno Nacional y Gobierno Regional, la misma que consolida todo ingreso relacionado con el concepto de Incentivo Único que el personal viene percibiendo a la fecha de publicación de la presente ley e incluye sentencias judiciales con calidad de cosa juzgada y en ejecución.

Para tal efecto, los titulares de los Pliegos Presupuestales remiten a la Dirección General de Gestión Fiscal de los Recursos Humanos, hasta el 30 de junio de 2019, el Informe Técnico emitido por las Oficinas Generales de Presupuesto y de Recursos Humanos o quienes hagan sus veces de los Pliegos, que sustente dicha aprobación.

Asimismo, en los casos que corresponda, los titulares de los Pliegos Presupuestales y Unidades Ejecutoras del Gobierno Nacional y Gobierno Regional realizan las modificaciones presupuestarias con cargo a los recursos a que se refiere el numeral 9.11 del artículo 9 de la presente ley y conforme a lo establecido en dicho numeral, previo informe favorable de la Dirección General de Presupuesto Público y opinión técnica de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas.

Los montos y la escala del Incentivo Único aprobados se registran en el Aplicativo Informático de la Planilla Única de Pago del Sector Público del Ministerio de Economía y Finanzas.

Para efecto de lo dispuesto en la presente disposición, exceptúese a las entidades del Gobierno Nacional y Gobiernos Regionales de lo dispuesto en el artículo 6 de la presente Ley.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional de las entidades, sin demandar recursos adicionales al Tesoro Público.

CENTÉSIMA UNDÉCIMA. Autorízase al Ministerio de Economía y Finanzas, durante el año fiscal 2019, a consolidar en un único monto los conceptos de ingresos económicos aprobados mediante norma con rango de ley emitida por el Gobierno Central y decreto supremo, que perciben por igual, todo el personal administrativo del Decreto Legislativo 276, con excepción del Incentivo Único que se otorga a través del Comité de Administración de Fondos de Asistencia y Estímulo.

El monto único consolidado a que se refiere la presente disposición constituye la remuneración del personal administrativo del Decreto Legislativo 276, se aprueba mediante Decreto Supremo y entra en vigencia al día siguiente de la publicación del citado decreto supremo. El 65% del ingreso mensual a que se refiere la presente norma queda afecta a cargas sociales y es de naturaleza pensionable.

En los casos que corresponda, el monto diferencial entre lo percibido actualmente por el servidor y el monto único consolidado que se apruebe mediante decreto supremo, se considera como un beneficio extraordinario transitorio, previa opinión de la Dirección General de Gestión Fiscal de los Recursos Humanos y se registra en el Aplicativo Informático de la Planilla Única de Pago del Sector Público. Dicho monto no tiene carácter remunerativo ni pensionable, no constituye base para el cálculo de otros beneficios, no está afecta a cargas sociales, y corresponde su percepción en tanto el servidor se mantenga en el régimen laboral del Decreto Legislativo 276.

A partir de la implementación de lo establecido en la presente disposición, la Compensación por Tiempo de Servicios – CTS equivale al cien por ciento (100%) del promedio mensual del monto resultante del monto consolidado y pagado en cada mes durante los últimos treinta y seis (36) meses de servicio efectivamente prestado, por cada año de servicio. En caso que la antigüedad del servicio efectivamente prestado sea menor a treinta y seis (36) meses, se hace el cálculo de manera proporcional. El cálculo de la CTS no comprende el monto otorgado por el Incentivo Único.

El cálculo de la CTS del personal administrativo del Decreto Legislativo 276, correspondiente al periodo anterior a la implementación de lo establecido en la presente disposición, se efectúa considerando la normatividad vigente en dicho periodo.

El pago de la CTS se efectúa al momento del cese.

A partir de la vigencia del Decreto Supremo que consolida los conceptos de ingresos a que se refiere la presente disposición, quedan derogadas las disposiciones relativas a las remuneraciones, bonificaciones y otros beneficios del personal activo que se opongan.

CENTÉSIMA DUODÉCIMA. Autorízase a los Organismos Públicos adscritos del Ministerio del Ambiente, integrantes del Sector Ambiental, durante el Año Fiscal 2019, a efectuar transferencias financieras a favor del Ministerio del Ambiente, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Directamente Recaudados, con la finalidad de financiar los costos que impliquen la ejecución del proyecto de inversión Construcción de la Sede Institucional Sectorial para los pliegos integrantes del Sector Ambiental en el terreno del inmueble donde funciona la sede del Pliego Servicio Nacional de Meteorología e Hidrología (Senamhi), incluyendo los costos de mudanza de dicho pliego en tanto se culmine el proyecto de inversión.

Las transferencias financieras autorizadas en el párrafo precedente se aprueban mediante resolución del titular del pliego, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad del Gobierno Nacional que transfiere los recursos. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó la transferencia.

CENTÉSIMA DECIMOTERCERA. Para garantizar, en el Año Fiscal 2019, la continuidad de las acciones de mantenimiento de los centros juveniles en el marco del Decreto Legislativo 1299, Decreto Legislativo que transfiere el Sistema Nacional de Reinserción Social del Adolescente en Conflicto con la Ley Penal al Ministerio de Justicia y Derechos Humanos, autorízase al Poder Ejecutivo para incorporar en el Ministerio de Justicia y Derechos Humanos, los créditos presupuestarios asignados mediante el Decreto de Urgencia 006-2018, de la fuente de financiamiento Recursos Ordinarios, comprometidos y no devengados al 31 de diciembre de 2018, para ejecutar dichas acciones.

Para efectos de lo establecido en el párrafo precedente, exceptúase de lo dispuesto en el inciso a) del artículo 18 y en inciso a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

La incorporación de los créditos presupuestarios se realiza hasta el 30 de enero de 2019, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Justicia y Derechos Humanos, a propuesta de este último.

Lo dispuesto en la presente disposición es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2019 del pliego Ministerio de Justicia y Derechos Humanos, para las mismas acciones de mantenimiento.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

CENTÉSIMA DECIMOCUARTA. Autorízase al Director Ejecutivo del Proyecto Especial para la preparación y desarrollo de los XVIII Juegos Panamericanos del 2019 y Sextos Juegos Parapanamericanos a designar en la categoría F5, a las posiciones de la estructura funcional del Manual de Operaciones del citado Proyecto Especial, siendo aplicable para ello hasta un máximo de 5 puestos directivos, las disposiciones y procedimientos establecidos en la Ley 29806 y normas reglamentarias.

Para efectos de lo establecido en el párrafo precedente, autorizase, en el año fiscal 2019, al Ministerio de Transportes y Comunicaciones a realizar modificaciones presupuestarias en el nivel institucional, con cargo a los recursos de su presupuesto institucional – Unidad Ejecutora 013: Proyecto Especial para la preparación y desarrollo de los XVIII Juegos Panamericanos 2019, por la fuente de financiamiento Recursos Ordinarios, a favor del Ministerio de Economía y Finanzas, para el financiamiento de las contrataciones efectuadas conforme a lo señalado en el párrafo precedente de la presente disposición. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Transportes y Comunicaciones, a propuesta de este último, el cual deberá estar publicado en el Diario Oficial El Perúano en un plazo que no podrá exceder del 21 de enero de 2019.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

CENTÉSIMA DECIMOQUINTA. Autorícese a las entidades del Gobierno Nacional y gobiernos regionales el otorgamiento de un cupón o vale por concepto de alimentación hasta por el monto de S/ 25,00 por cada día efectivamente laborado, a favor del personal administrativo sujeto a los Decreto Legislativo 276 y 1057 que laboran en dichas entidades, y que desarrolla actividades luego de cumplir la jornada laboral ordinaria, siempre que permanezcan y realicen labores efectivas hasta después de las 21 horas, las cuales deberán estar debidamente sustentadas y justificadas por la autoridad competente. El referido beneficio se aprueba mediante Decreto Supremo refrendado por el ministro de Economía y Finanzas, el cual establece las condiciones, criterios y mecanismos complementarios para la aplicación de la presente disposición.

El citado beneficio no tiene carácter remunerativo, compensatorio ni pensionable y no está sujeto a cargas sociales.

Para la aplicación de la presente disposición, exceptúese de lo dispuesto en el artículo 6 de la presente ley. Asimismo, lo dispuesto en la presente disposición se financia con cargo al presupuesto institucional de cada entidad pública, sin demandar recursos adicionales al Tesoro Público.

CENTÉSIMA DECIMOSEXTA. Acciones para la preparación, realización y desarrollo de la "Copa Mundial de Fútbol Sub-17 – PERÚ 2019

1. Autorícese al Ministerio de Educación, durante el año fiscal 2019, a realizar modificaciones presupuestarias en el nivel institucional, a favor del Instituto Peruano del Deporte – IPD, a fin de financiar la preparación, realización y desarrollo de la "Copa Mundial de Fútbol Sub-17 – PERÚ 2019", que se llevará a cabo en diversas ciudades del territorio peruano durante el mes de octubre de 2019. Dichas modificaciones presupuestarias se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último.

   Para efectos de lo establecido en el párrafo precedente, exeptúese al Ministerio de Educación de las restricciones previstas en los numerales 9.6, 9.7, 9.8 y 9.10 de la presente ley, y en el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

2. Asimismo, autorizase, por excepción, durante el Año Fiscal 2018 y 2019, al Instituto Peruano del Deporte (IPD) para efectuar transferencias financieras a favor de organismos internacionales y a celebrar convenios de administración de recursos y/o adendas, conforme a la Ley 30356, para la contratación de los bienes, servicios, y consultorías para la ejecución de inversiones que permitan disponer de la infraestructura necesaria para la realización y desarrollo de la "Copa Mundial de Fútbol Sub-17 – PERÚ 2019".

   Las transferencias financieras autorizadas en el presente numeral se realizan mediante resolución del titular del IPD, previo informe favorable de la oficina de presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

   Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente numeral.

   Los saldos no utilizados al 31 de diciembre de 2019, de los recursos transferidos por el IPD a las que se refiere la presente disposición, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en la presente disposición, deberán ser devueltos al Tesoro Público conforme a la normatividad del Sistema Nacional de Tesorería.

   El presente numeral entra en vigencia al día siguiente de la publicación de la presente Ley.

3. La aplicación de la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Educación y el IPD, según corresponda.

CENTÉSIMA DECIMOSÉPTIMA. Autorízase, durante el Año Fiscal 2019, al Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (Indecopi) para realizar aportes a la Conferencia de las Naciones Unidas sobre Comercio y Desarrollo (UNCTAD) para la realización de un "Peer Review", cuyo objeto sea la evaluación integral del Sistema Nacional Integrado de Protección del Consumidor y de la política nacional, considerando las mejores prácticas a nivel internacional, que permitan determinar, entre otros aspectos, las dificultades a superarse y las recomendaciones a implementarse tanto en la esfera jurídica como institucional.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Indecopi, sin demandar recursos adicionales al Tesoro Público.

CENTÉSIMA DECIMOCTAVA. Mecanismos para la implementación de iniciativas de apoyo a la competitividad productiva en materia agraria

1. Dispónese que los procedimientos y metodología para la implementación, ejecución y evaluación de impacto de las Iniciativas de Apoyo a la Competitividad Productiva en materia agraria reguladas por la Ley 29337, Ley que establece disposiciones para apoyar la competitividad productiva, son emitidos por el Ministerio de Agricultura y Riego; debiendo los gobiernos regionales y gobiernos locales informar a dicho Ministerio sobre las Iniciativas que autoricen a través de las oficinas, órganos o comités que dispongan para tales efectos. El Ministerio de Agricultura

y Riego realiza el seguimiento y las evaluaciones a que se refiere la segunda disposición complementaria de la citada Ley, de las iniciativas en materia agraria.

2.	Los procedimientos y metodologías para las iniciativas de Apoyo a la Competitividad Productiva en materia de producción agroindustrial, turismo y otras materias reguladas por la citada Ley, continúan siendo emitidas por el Ministerio de la Producción; asimismo realiza el seguimiento y las evaluaciones de las iniciativas en el marco de las materias indicadas conforme a lo establecido por la segunda disposición complementaria de la citada Ley.

3.	Para efecto de la autorización de las iniciativas de Apoyo a la Competitividad Productiva; así como para la presentación de informes por parte de los gobiernos regionales y locales, se mantienen los plazos establecidos en el artículo 3 de la Ley 29337; cuyos procedimientos se encuentran a cargo del Ministerio de Agricultura y Riego, y el Ministerio de la Producción de acuerdo a la materia indicada en el numeral 1 del presente artículo.

4.	En aplicación de lo dispuesto por el numeral precedente, el Ministerio de la Producción en un plazo máximo de 30 días calendario remite el acervo documentario de las Iniciativas de Apoyo a la Competitividad Productiva en materia agraria al Ministerio de Agricultura y Riego.

5.	Para efecto de lo establecido en la presente disposición, déjese en suspenso las normas que se le opongan.

CENTÉSIMA DECIMONOVENA. Precísese que la reincorporación o reubicación laboral a que se refiere el artículo 11 de la Ley 27803, es atendida por las entidades o empresas del Estado siempre que cuenten con plaza presupuestada vacante, sin demandar recursos adicionales al Tesoro Público.

En el caso de los ex trabajadores inscritos en el Registro Nacional de Trabajadores Cesados Irregularmente, que no puedan acceder al beneficio de reincorporación o reubicación laboral por falta de plaza presupuestada vacante y que cambien de opción por la compensación económica prevista en el artículo 16 de la Ley 27803, ésta se calcula sobre la base de la remuneración mínima vital vigente a la fecha de publicación de la presente ley, la misma que será efectivizada a través del Ministerio de Trabajo y Promoción del Empleo.

La presente disposición entra en vigencia al día siguiente de su publicación en el diario oficial El Peruano.

CENTÉSIMA VIGÉSIMA. Amplíase, hasta el 31 de diciembre de 2019, el plazo para la implementación del régimen del Servicio Civil de la Ley 30057, Ley del Servicio Civil, en el Tribunal Constitucional, dispuesto por la centésima novena disposición complementaria final de la Ley 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018.

CENTÉSIMA VIGÉSIMA PRIMERA. Autorícese, durante el año fiscal 2019, a los siguientes pliegos el otorgamiento de subvenciones conforme a lo siguiente:

-	Al Ministerio de Salud, a favor de la Asociación Casa Ronald McDonald de Perú, hasta por la suma de S/ 600 000,00 (SEISCIENTOS MIL Y 00/100 SOLES), para financiar los gastos que implican los tratamientos médicos complejos de los niños y niñas alojados en las Casas Ronald Mc Donald en Lima Metropolitana.
-	Al Ministerio de Economía y Finanzas, a favor del Consorcio de Investigación Económica y Social (CIES), hasta por la suma de S/ 1 000 000,00, (UN MILLÓN Y 00/100 SOLES), para financiar el desarrollo de evaluaciones de impacto de las intervenciones financiadas con el presupuesto público, y otros estudios relevantes para la mejora del diseño de las políticas públicas.

Las referidas subvenciones se aprueban mediante resolución del titular de los respectivos pliegos, la cual se publica en el diario oficial El Peruano.

El Ministerio de Salud y el Ministerio de Economía y Finanzas son responsables del monitoreo, seguimiento, lo que incluye el monitoreo financiero de los recursos otorgados, y del cumplimiento de los fines y metas para los cuales fueron entregados. Dichos recursos, bajo responsabilidad, deben ser destinados sólo a los fines para los cuales se autoriza su otorgamiento, conforme a la presente disposición. Asimismo, las referidas entidades, mediante resolución de su titular, deben establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante las subvenciones autorizadas en la presente disposición, así como para la evaluación de los resultados alcanzados y los beneficios generados por su otorgamiento.

CENTÉSIMA VIGÉSIMA SEGUNDA. En el marco de la quincuagésima tercera disposición complementaria final de la Ley 30372, Ley de Presupuesto del Sector Público para el año fiscal 2016, establézcase que todas las entidades del Estado, de los tres niveles de gobierno, que se encuentran bajo los alcances de la Ley 28716, Ley de Control Interno de las Entidades del Estado, tienen la obligación de implementar su Sistema de Control Interno (SCI), conforme a las disposiciones normativas, lineamientos y plazos establecidos por la Contraloría General de la República, en un plazo de dieciocho (18) meses bajo responsabilidad funcional.

CENTÉSIMA VIGÉSIMA TERCERA. Autorízase al Ministerio de la Producción, en el Año Fiscal 2018, a realizar transferencias financieras a favor de Ministerio de Defensa, Unidad Ejecutora 004: Marina de Guerra del Perú, hasta por la suma de S/ 4 637 460,00 (CUATRO MILLONES SEISCIENTOS TREINTA Y SIETE MIL CUATROCIENTOS SESENTA Y 00/100 SOLES), previa suscripción de convenio, con la finalidad de financiar la Estación de la Vigilancia Electrónica y la Vigilancia aérea con aeronaves no tripuladas en el marco del Proyecto de Inversión con código unificado 2186242 "Instalación de un Sistema Integral de Vigilancia Electrónica del área comprendida entre el litoral y la milla 50 del Dominio Marítimo Peruano"; y Sistema de conectividad territorial de la Autoridad Marítima Nacional en el marco de la Inversión de Optimización, de Ampliación Marginal, de Reposición y de Rehabilitación (IOARR) con código unificado 2382231 "Optimización del Sistema de Conectividad Territorial de la Autoridad Marítima Nacional y su enlace con el Ministerio de la Producción, para el uso Integrado de los Módulos de Naves, Artefactos Navales, Personal Acuático, así como los Zarpes y ambos del Sistema de Control de la Autoridad Marítima Nacional (SISCAMAR)", permitiendo fortalecer las capacidades de control, supervisión y fiscalización de las embarcaciones pesqueras nacionales e internacionales.

La transferencia financiera autorizada en el párrafo precedente se aprueba mediante resolución del titular del pliego, requiriéndose el informe previo favorable de la oficina de presupuesto, o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el Diario Oficial El Peruano.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional del Ministerio de la Producción, por la fuente de financiamiento Recursos Directamente Recaudados, sin demandar recursos adicionales al tesoro público.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

CENTÉSIMA VIGÉSIMA CUARTA. Autorícese al Ministerio de Salud a realizar transferencias financieras a favor de las entidades del Gobierno Nacional, previa suscripción de convenio, para el financiamiento de las acciones en el marco del "Plan Nacional para la Reducción y Control de la Anemia Materno Infantil y la Desnutrición Crónica Infantil 2017 – 2021", aprobado mediante Resolución Ministerial 249-2017/MINSA. Dichas transferencias financieras se aprueban mediante resolución del Titular, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en dicho pliego, y se publica en el Diario Oficial El Peruano.

Lo establecido en la presente disposición se financian con cargo al presupuesto institucional del Ministerio de Salud, sin demandar recursos adicionales al tesoro público.

Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del Titular de la entidad, a fines distintos a los señalados en el referido artículo.

CENTÉSIMA VIGÉSIMA QUINTA. Autorízase a la Caja de Pensiones Militar Policial (CPMP) a restituirse los montos utilizados para el financiamiento de lo establecido en la Ley 30683, en el ejercicio fiscal 2018, con cargo a los recursos que le han sido transferidos por los ministerios de Defensa e Interior, en cumplimiento de lo dispuesto en el numeral 25.1 del artículo 25 de la Ley 30847 y el Decreto Supremo 215-2018-EF, hasta por los montos que la CPMP hubiere desembolsado para el pago de las obligaciones previsionales a su cargo en el ejercicio fiscal mencionado. La presente disposición entra en vigencia al día siguiente de su publicación.

CENTÉSIMA VIGÉSIMA SEXTA. Autorización para modificaciones presupuestarias en el nivel institucional del Pliego Agencia de Promoción de la Inversión Privada (Proinversión),

Autorízase al Pliego 055: Agencia de Promoción de la Inversión Privada (Proinversión), a realizar modificaciones presupuestarias en el nivel institucional a favor del Pliego 036: Ministerio de Transportes y Comunicaciones, Unidad Ejecutora 012: Autoridad Autónoma del Sistema Eléctrico de Transporte Masivo de Lima y Callao-AATE, hasta por la suma de S/ 18 000 000,00 (DIECIOCHO MILLONES Y 00/100 SOLES), para financiar el cumplimiento de los estudios de pre-inversión a nivel de factibilidad y de Impacto Ambiental de las Líneas 3 y 4 de la Red Básica del Metro de Lima y Callao.

Las referidas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Ministerio de Economía y Finanzas y el Ministro de Transportes y Comunicaciones, a propuesta de este último, debiéndose publicar el Decreto Supremo correspondiente hasta el 30 de marzo de 2019. La propuesta de decreto supremo correspondiente solo puede ser presentada al Ministerio de Economía y Finanzas hasta el 15 de marzo de 2019.

CENTÉSIMA VIGÉSIMA SÉPTIMA. Exceptúese a la Superintendencia Nacional de Registros Públicos (Sunarp) de lo establecido en el artículo 8 de la presente Ley, con la finalidad de incorporar 50 registradores públicos y 50 asistentes registrales, contempladas en su Cuadro para Asignación de Personal – CAP, para atender las necesidades en la creación y funcionamiento de Zonas y nuevas Oficinas Registrales.

Lo establecido en la presente disposición se financian con cargo al presupuesto institucional de Sunarp, sin demandar recursos adicionales al Tesoro Público.

CENTÉSIMA VIGÉSIMA OCTAVA. . Autorízase excepcionalmente, al Poder Judicial y al Ministerio Público, durante el año fiscal 2019, la contratación temporal de Jueces Supernumerarios designados por el Poder Judicial y Fiscales Provisionales designados por el Ministerio Público, que no se encuentren en la carrera judicial o carrera fiscal, respectivamente, a efectos de cubrir plazas vacantes, los mismos que percibirán el concepto de remuneración y la asignación por gastos operativos.

El monto de la remuneración se aprueba mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a propuesta del Poder Judicial y del Ministerio Público, respectivamente, conforme a lo establecido en el artículo 8 del Decreto Legislativo 1442. La asignación por gastos operativos se regula de conformidad con la normatividad vigente, y puede financiarse con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Para efectos de implementación de la presente disposición, las referidas plazas se cubren según lista de aptos elaborada por el Consejo Nacional de la Magistratura o la que hiciera sus veces, en estricto orden de méritos y en número no mayor al 30% de los titulares, previa opinión favorable de la Dirección General de Gestión Fiscal de los Recursos Humanos y de la Dirección General de Presupuesto Público.

Asimismo, para la implementación de lo establecido en la presente disposición, el Poder Judicial y el Ministerio Público quedan exceptuados de las restricciones previstas en los artículos 6 y 8 de la presente ley.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Poder Judicial y del Ministerio Público.

CENTÉSIMA VIGÉSIMA NOVENA. Autorízase excepcionalmente, durante el año fiscal 2019, el nombramiento del personal administrativo contratado bajo el régimen del Decreto Legislativo 276, Ley de Bases de la Carrera Administrativa y de Remuneraciones del Sector Público, que a la fecha de vigencia de la presente Ley ocupa plaza orgánica presupuestada por un periodo no menor de tres (3) años consecutivos o cuatro (4) años alternados, previa verificación del cumplimiento de los perfiles establecidos por la normatividad pertinente para cada plaza, siempre que la entidad no haya aprobado su Cuadro de Puestos de la Entidad en el marco de la Ley 30057, Ley del Servicio Civil. El nombramiento se efectúa de conformidad con la normatividad vigente y se registra en el Aplicativo Informático de la Planilla Única de Pago del Sector Público.

La implementación de la presente disposición se financia con cargo a los recursos del presupuesto institucional de cada entidad sin demandar recursos adicionales al tesoro público.

Para efectos de lo establecido en la presente disposición, exceptuase a las entidades del Gobierno Nacional, los Gobiernos Regionales y Gobiernos Locales, de lo establecido en el artículo 8 de la presente ley.

CENTÉSIMA TRIGÉSIMA. Autorícese a las entidades en las que se aplica el Decreto Legislativo 1153 a que el personal de la salud que durante el periodo comprendido del 13 de septiembre de 2013 al 13 de julio de 2018 perciba:

1. Por concepto de Compensación por Tiempo de Servicio (CTS) el equivalente al cien por ciento (100%) del promedio mensual del monto resultante de la Valorización Principal que les fueron pagadas en cada mes durante los últimos treinta y seis (36) meses de servicios efectivamente prestado, por cada año de servicio efectivamente prestado. En caso la antigüedad del servicio efectivamente prestado sea menor a treinta y seis (36) meses, se hace el cálculo de manera proporcional.
2. Una asignación económica equivalente a dos (2) y tres (3) valorizaciones principales mensuales, por cumplir veinticinco (25) y treinta (30) años de servicios efectivos al Estado, respectivamente.
3. Un monto único de S/ 3 000,00 (TRES MIL y 00/100 Soles), por concepto de sepelio y luto.

La entrega de dichos conceptos es incompatible con otros de igual o similar naturaleza que se hayan percibido.

Lo dispuesto en el párrafo precedente no exime del cumplimiento de las características, condiciones y procedimientos para las entregas económicas reguladas en el Decreto Legislativo 1153, y su Reglamento, aprobado por Decreto Supremo 015-2018-SA.

La implementación de la presente disposición se financia con cargo al presupuesto institucional de cada entidad.

La presente disposición entra en vigencia el día siguiente de la publicación de la presente ley.

CENTÉSIMA TRIGÉSIMA PRIMERA. Autorización para modificación presupuestaria en el nivel funcional programático,

Autorízase al Ministerio de Transportes y Comunicaciones, Unidad Ejecutora 012: Autoridad Autónoma del Sistema Eléctrico de Transporte Masivo de Lima y Callao, a realizar modificaciones presupuestarias en el Nivel Funcional Programático, entre su proyectos de inversión, hasta por la suma de S/ 13 978 631,00 (TRECE MILLONES NOVECIENTOS SETENTA Y OCHO MIL SEICIENTOS TREINTA Y UNO Y 00/100 SOLES), para habilitar recursos al proyecto genérico de código 2001621: Estudios de Pre Inversión destinados al financiamiento de los estudios de pre inversión a nivel de factibilidad de la Línea 3 de la Red Básica del Metro de Lima, previa opinión favorable de la Dirección General de Presupuesto Público.

La autorización otorgada en el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, del año fiscal 2019 y tiene vigencia hasta el 30 de marzo de 2019.

CENTÉSIMA TRIGÉSIMA SEGUNDA. Autorízase, de manera excepcional y por única vez, en el mes de diciembre de 2018, el otorgamiento de una bonificación, a favor de los servidores administrativos del Sector Educación, sujetos al régimen del Decreto Legislativo 276, Ley de Bases de la Carrera Administrativa y Remuneraciones del Sector Público, que se encuentre efectivamente laborando. La referida bonificación no tiene carácter remunerativo, compensatorio, ni pensionable y no está sujeta a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de las bonificaciones que establece el Decreto Supremo 051-91-PCM, para la compensación por tiempo de servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas.

Para la implementación de lo dispuesto en la presente disposición, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, se aprueban el monto, criterios y condiciones de la bonificación referida en el párrafo precedente y las modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales con cargo al presupuesto institucional del Pliego 010. Ministerio de Educación, para tal efecto exceptúese al Ministerio de Educación y a los gobiernos regionales de lo dispuesto en el artículo 6 y 9 de la Ley 30693 y en el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

CENTÉSIMA TRIGÉSIMA TERCERA. Declárese de interés nacional y necesidad pública la ejecución del proyecto de inversión "Fortalecimiento de la capacidad resolutiva del Hospital Regional Manuel Nuñez Butrón Puno", con código único 2271673, y la construcción del proyecto de inversión "Mejoramiento de los Servicios Críticos y de Consulta Externa del Hospital Nacional PNP Luis N. Sáenz".

CENTÉSIMA TRIGÉSIMA CUARTA. Autorícese al Ministerio de Economía y Finanzas para que, durante el año fiscal 2018, pueda utilizar los saldos existentes del Fondo creado en la Nonagésima Segunda Disposición Complementaria Final de la Ley 30372, para continuar con la devolución de los montos descontados a la bonificación a que se refiere el Decreto de Urgencia 037-94 a los beneficiarios aprobados en el Informe Final presentado por la Comisión Especial reactivada por la nonagésima novena disposición complementaria final de la Ley 30693.

El presente artículo entra en vigencia al día siguiente de publicación de la presente Ley.

CENTÉSIMA TRIGÉSIMA QUINTA. Dispóngase para el Año Fiscal 2019, que la bonificación adicional a la que se refiere el segundo párrafo del artículo 187 del Texto Único Ordenado de la Ley Orgánica del Poder Judicial, aprobado por Decreto Supremo 017-93-JUS, modificada por la sexta disposición complementaria modificatoria de la Ley 30372, Ley de Presupuesto para Sector Público del Año Fiscal 2016, para el caso de los jueces supremos titulares de la Corte Suprema, es el equivalente a cuatro y cincuenta (4,50) Unidades de Ingreso del Sector Público – UISP. Esta bonificación no tiene carácter remunerativo y no constituye base de cálculo ni referencia para las remuneraciones de los demás magistrados del Poder Judicial.

Asimismo, dispóngase que lo establecido en el párrafo anterior, respecto a la bonificación adicional a que se refiere el segundo párrafo del artículo 187 del Texto Único Ordenado de la Ley Orgánica del Poder Judicial, es de aplicación para los fiscales supremos titulares del Ministerio Público y titulares del Pleno del Jurado Nacional de Elecciones.

Para la implementación de la presente disposición, las entidades comprendidas bajo su ámbito quedan exoneradas de la prohibición establecida en el artículo 6 de la presente ley.

CENTÉSIMA TRIGÉSIMA SEXTA. Dispóngase la compensación del valor de tasación comercial de los inmuebles de propiedad del Banco de la Nación ubicados en el Jirón de la Unión 246, 248, 252, 258, 260, 262, 264 y sótanos, del Cercado de Lima, provincia y departamento de Lima, en dos partes iguales, con las utilidades de los ejercicios 2018 y 2019 que, en aplicación del artículo 40 de su Estatuto aprobado por Decreto Supremo 07-94-EF, se destinan al Tesoro Público.

Facúltase al Ministerio de Economía y Finanzas, a la Presidencia del Consejo de Ministros y al Banco de la Nación, a suscribir los documentos que se requieran para implementar la transferencia con cargo a la compensación autorizada, no siendo de aplicación las disposiciones del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (Fonafe) para tales efectos.

Todos los gastos que demande su aplicación son asumidos por el Banco de la Nación y compensados con las utilidades de dicho Banco, conforme a lo establecido en el primer párrafo de la presente disposición.

CENTÉSIMA TRIGÉSIMA SÉPTIMA. Medidas para asegurar el cumplimiento oportuno en el pago de aportaciones a EsSalud

Autorízase al Ministerio de Economía y Finanzas a implementar progresivamente aspectos de procedimiento, de registro u operativos para asegurar el pago oportuno de las aportaciones al Seguro Social de Salud (EsSalud), a que se encuentren obligados los Gobiernos Regionales y Gobiernos Locales, en su calidad de empleadores, respecto de las planillas de remuneraciones y Contratos Administrativos de Servicios (CAS) a su cargo, de manera que las citadas obligaciones sean ejecutadas oportunamente, para que su consiguiente pago se realice inmediatamente a la orden, o en la cuenta bancaria, de la Superintendencia Nacional de Aduanas y de Administración Tributaria (Sunat) y/o de EsSalud.

Mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas, se aprueban las disposiciones complementarias que resulten necesarias para la mejor aplicación de la presente disposición.

CENTÉSIMA TRIGÉSIMA OCTAVA. El Registro Nacional de Grados y Títulos tiene carácter jurídico y es administrado por la Superintendencia Nacional de Educación Superior Universitaria (Sunedu). De conformidad con la Ley 30220, Ley Universitaria, todas las universidades, instituciones y escuelas de educación superior, registran de oficio ante la Sunedu, hasta el primer semestre del 2019, los grados y títulos que hayan otorgado anteriores al mes de diciembre del año 2015, bajo responsabilidad de sus respectivos secretarios generales o quienes hagan sus veces. La Sunedu dicta las normas correspondientes para la debida aplicación de la disposición del presente párrafo.

Las solicitudes de registro de personas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público (Airhsp), que requieran contar con un grado académico y/o título universitario o con valor universitario, debe estar consignado en el Registro Nacional de Grados y Títulos administrado por la Sunedu o en el registro de títulos universitarios, grados académicos o estudios de posgrado emitidos por una universidad o entidad extranjera, a que se refiere la octava disposición complementaria final de la Ley 30057, Ley del Servicio Civil.

La aplicación de lo establecido en la presente disposición no demandará recursos adicionales al Tesoro Público.

CENTÉSIMA TRIGÉSIMA NOVENA. Autorízase al Ministerio de Economía y Finanzas, durante el año fiscal 2019, a aprobar una nueva escala remunerativa, para los trabajadores sujetos al régimen laboral del Decreto Legislativo 728 del Programa Integral Nacional para el Bienestar Familiar (Inabif), la cual tiene carácter transitorio hasta la implementación del régimen de la Ley 30057, Ley del Servicio Civil, la misma que debe culminar como máximo hasta el mes de junio de 2020. La aprobación de la escala remunerativa se sujeta a lo establecido en el artículo 8 del Decreto Legislativo 1442, Decreto Legislativo de la Gestión Fiscal de los Recursos Humanos en el Sector Público.

Lo dispuesto en la presente disposición se financia con cargo al presupuesto institucional del Inabif.

Asimismo, Autorízase para el Año Fiscal 2019, de manera excepcional y por única vez, el otorgamiento de una bonificación a favor del personal sujeto al régimen del Decreto Legislativo 276 del Inabif. La referida bonificación no tiene carácter remunerativo, compensatorio, ni pensionable y no está sujeta a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de las bonificaciones que establece el Decreto Supremo 051-91-PCM, para la compensación por tiempo de servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas.

El monto y condiciones de la bonificación referida en el párrafo precedente, se aprueba mediante decreto supremo refrendado por el ministro de Economía y Finanzas, a propuesta del Sector.

Para efectos de implementar lo dispuesto en la presente disposición, exonérase al Inabif de lo establecido en los artículos 6 y 9 de la presente Ley, lo cual no exceptúa de la opinión previa favorable de la Dirección General de Presupuesto Público para el caso de los numerales 9.1 y 9.4 del artículo 9 de la presente Ley.

CENTÉSIMA CUADRAGÉSIMA. Precísase que el personal calificado a que se hace referencia en la Ley 24053, Denominan "Campaña Militar de 1941", a los gloriosos hechos de armas cumplidos en Zarumilla y en la Frontera Nor Oriente; y declaran el 31 de Julio Día Central Conmemorativo, percibe una única bonificación equivalente a S/ 2 550,00 (DOS MIL QUINIENTOS CINCUENTA Y 00/100 SOLES), mensuales, con carácter vitalicio e intransferible; monto que no es reajustable o indexable.

Los únicos beneficiarios son los registrados en el Aplicativo Informático de la Planilla Única de Pago del Sector Público del Ministerio de Economía y Finanzas a la fecha de publicación de la presente Ley.

La implementación de la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Defensa y del Ministerio del Interior.

CENTÉSIMA CUADRAGÉSIMA PRIMERA. Para garantizar la continuidad de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho sistema, del Plan de Modernización y Gestión a cargo de la Superintendencia de Transportes Terrestres de Personas, Cargas y Mercancías (Sutran), autorízase a incorporar en su presupuesto institucional del Año Fiscal 2019 en la Fuente de Financiamiento Recursos Ordinarios, los recursos que fueron asignados en el Anexo 8 – B "Transferencia de partidas del Pliego Ministerio de Transportes y Comunicaciones para el financiamiento de las actividades" del numeral 4.1 del artículo 4 de la Ley 30847, Ley que aprueba diversas disposiciones presupuestarias para promover la ejecución del gasto público en Inversiones Públicas y otras medidas, que no fueron devengados al 31 de diciembre del 2018.

La incorporación de los recursos a los que se refiere la presente disposición se autoriza, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el Ministro de Transportes y Comunicaciones, a propuesta de este último, debiéndose publicar el decreto supremo correspondiente hasta el 31 de enero de 2019. Para ello, exceptúase de lo dispuesto en el inciso a) del artículo 18 y en el inciso a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

Lo dispuesto en los párrafos precedentes es aplicable, siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2019 por parte del respectivo pliego, para las mismas inversiones y/o proyectos, según corresponda, y la misma meta presupuestaria.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley."

CENTÉSIMA CUADRAGÉSIMA SEGUNDA. Autorícese a las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, a realizar modificaciones presupuestarias en el nivel funcional programático para financiar las transferencias de recursos que efectúen a favor de la Contraloría General de la República, en el marco de la tercera y cuarta disposiciones complementarias finales de la Ley 30742, Ley de fortalecimiento de la Contraloría General de la República y del Sistema Nacional de Control.

Para tal efecto, las referidas entidades quedan exceptuadas de las restricciones previstas en los numerales 9.4 y 9.10 del artículo 9 de la presente ley.

CENTÉSIMA CUADRAGÉSIMA TERCERA. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2019, en la Reserva de Contingencia, se ha incluido lo siguiente:

- La suma de hasta de S/ 2 900 000,00 (DOS MILLONES NOVECIENTOS MIL Y 00/100 SOLES), para financiar las acciones a cargo de la Defensoría del Pueblo relacionadas con la implementación y funcionamiento de la Comisión Especial encargada del concurso público de méritos para la conformación de la Junta Nacional de Justicia; y financiar un mecanismo independiente para promover, proteger y supervisar la aplicación de la Convención sobre los Derechos de las Personas con Discapacidad, en cumplimiento de la Ley 29973.
- La suma de hasta S/ 8 648 395,00 (OCHO MILLONES SEISCIENTOS CUARENTA Y OCHO MIL TRESCIENTOS NOVENTA Y CINCO Y 00/100 SOLES), para el financiamiento de los gastos concernientes a la implementación de la nueva edificación de la sede institucional del Consejo Nacional de la Magistratura o entidad que lo reemplace, a efectos de garantizar su funcionamiento.

CENTÉSIMA CUADRAGÉSIMA CUARTA. Autorícese al Ministerio del Interior a realizar modificaciones presupuestarias en el nivel funcional programático, hasta por la suma de S/ 1 200 000,00 (UN MILLÓN DOSCIENTOS MIL Y 00/100 SOLES), para financiar la implementación de la Ley 30876, "Ley que otorga el reconocimiento de tiempo de servicios, regulariza la transferencia de aportes a la Caja de Pensiones Militar-Policial y otorga el grado inmediato superior a los oficiales de servicio de la Policía Nacional del Perú, en situación de actividad, que ingresaron en el proceso de asimilación PNP 1995, comprendidos en las Resoluciones Ministeriales 929-2015-IN-PNP y 0112-2016-IN-PNP".

Para tal efecto, queda exceptuado de las restricciones previstas en los numerales 9.6, 9.7, 9.8, 9.9 y 9.10 del artículo 9 de la presente ley.

CENTÉSIMA CUADRAGÉSIMA QUINTA. Autorízase, en el Año Fiscal 2019, a las entidades del Gobierno Nacional a realizar modificaciones presupuestarias en el nivel institucional entre dichas entidades, para el financiamiento de los proyectos de inversión contenidos en el Anexo 5 de la presente ley, cuya ejecución se encuentra a cargo de gobiernos regionales y/o gobiernos locales.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y los ministros de los Sectores correspondientes, a propuesta de la entidad que transfiere, debiéndose publicar el referido decreto supremo hasta el 31 de enero de 2019.

DISPOSICIONES COMPLEMENTARIAS TRANSITORIAS

PRIMERA. Las entidades públicas que a continuación se detallan aprueban disposiciones de austeridad, disciplina y calidad en el gasto público y de ingresos del personal, que contienen necesariamente medidas en esos rubros. Dicha aprobación se efectúa conforme a lo siguiente:

a) En las empresas y entidades bajo el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (Fonafe), mediante decreto supremo refrendado por el ministro de Economía y Finanzas.

b) En el Banco Central de Reserva del Perú (BCRP) y la Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones (SBS), mediante acuerdo de directorio y resolución de su titular, según corresponda.

c) En la empresa Petróleos del Perú (PETROPERÚ S.A.), mediante acuerdo de directorio. En materia de ingresos del personal y arbitraje laboral, dicha entidad se sujeta a los lineamientos técnicos financieros y limitaciones que establezca el Fonafe.

d) En las empresas de los gobiernos regionales y de los gobiernos locales, mediante acuerdo de directorio.

e) En los organismos supervisores y reguladores de servicios públicos, mediante resolución de su titular. En materia de ingresos del personal se sujeta a lo dispuesto en esta ley; y en lo que corresponda a la Ley 30057, Ley del Servicio Civil y sus reglamentos, aprobados en el marco de la disposición complementaria final décima de la mencionada ley.

f) En los organismos públicos descentralizados de los gobiernos regionales y gobiernos locales, mediante resolución de su titular. En materia de ingresos del personal se sujeta a lo dispuesto en esta ley; y, en lo que corresponda, a la Ley 30057, Ley del Servicio Civil y sus reglamentos, aprobados en el marco de la disposición complementaria final décima de la mencionada ley.

Las disposiciones que se aprueben conforme a lo señalado en los incisos precedentes deben publicarse en el diario oficial El Peruano, en un plazo que no exceda el 31 de diciembre de 2018, y rigen a partir del 1 de enero de 2019. De no efectuarse tal publicación, son de aplicación las normas de austeridad, disciplina y calidad del gasto público y de ingresos del personal contenidas en la presente ley, según sea el caso.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

SEGUNDA. De producirse una modificación en las estimaciones de ingresos que determinen una variación en los recursos, correspondientes a las fuentes de financiamiento Recursos Determinados y Recursos Directamente Recaudados, autorízase a las entidades públicas de las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, hasta el 31 de enero de 2019, para modificar su presupuesto institucional aprobado por las fuentes de financiamiento antes mencionadas.

Para el caso de los recursos por la fuente de financiamiento Recursos Determinados provenientes de los conceptos incluidos en los índices de distribución que aprueba el Ministerio de Economía y Finanzas, a través de la Dirección General de Presupuesto Público, las entidades públicas deben modificar su presupuesto institucional aprobado, por los conceptos antes referidos, conforme a los montos estimados de Recursos Determinados para el Presupuesto Institucional de Apertura correspondiente al Año Fiscal 2019, que son publicados hasta el 20 de diciembre de 2018, mediante resolución directoral de la mencionada Dirección General.

Asimismo, en los casos que fuera necesario una modificación en las estimaciones de saldos de balance por la fuente de financiamiento Recursos Determinados, autorízase a los gobiernos regionales y gobiernos locales, hasta el 31 de enero de 2019, para modificar su presupuesto institucional aprobado respecto a los recursos correspondientes a saldos de balance por la fuente de financiamiento Recursos Determinados, previa opinión favorable de la Dirección General de Presupuesto Público. Las solicitudes de modificación deben presentarse hasta el 18 de enero de 2019 a la Dirección General de Presupuesto Público.

Para efectos de la aplicación de la presente disposición, las entidades públicas quedan exoneradas de todas las disposiciones legales que se opongan o limiten su aplicación, debiendo cumplir con lo establecido en el artículo 31 del Decreto Legislativo 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente ley.

Comuníquese al señor Presidente de la República para su promulgación.

En Lima, a los treinta días del mes de noviembre de dos mil dieciocho.

DANIEL SALAVERRY VILLA
Presidente del Congreso de la República

LEYLA CHIHUÁN RAMOS
Primera Vicepresidenta del Congreso de la República

AL SEÑOR PRESIDENTE DE LA REPÚBLICA

POR TANTO:

Mando se publique y cumpla.

Dado en la Casa de Gobierno, en Lima, a los cinco días del mes de diciembre del año dos mil dieciocho.

MARTÍN ALBERTO VIZCARRA CORNEJO
Presidente de la República

CÉSAR VILLANUEVA ARÉVALO
Presidente del Consejo de Ministros

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2019

30/11/2018
17:38:15

FPR40S1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
CULTURA	**1 200 000**	
003 M. DE CULTURA	1 200 000	
	1 200 000	ASOCIACIÓN ORQUESTAS INFANTILES Y JUVENILES DEL PERÚ
AMBIENTAL	**13 814 902**	
005 M. DEL AMBIENTE	13 814 902	
	13 814 902	COMUNIDADES NATIVAS - COMUNIDADES CAMPESINAS
JUSTICIA	**2 603 000**	
006 M. DE JUSTICIA Y DERECHOS HUMANOS	2 603 000	
	2 603 000	IGLESIA CATOLICA
INTERIOR	**1 935 588**	
007 M. DEL INTERIOR	1 935 588	
	3 000	ASOCIACION DE CORONELES EN RETIRO (ASCOREFA)
	5 000	ASOCIACION DE OFICIALES GENERAL DE LAS FUERZAS ARMADAS (ADOGEN)
	88 000	ASOCIACION DE OFICIALES GENERAL PNP (ADOGPOL)
	4 000	ASOCIACION VENCEDORES DE CAMPAÑA MILITAR 1941
	110 449	BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA, VENCEDORES EL 2 MAYO DE 1866 Y DEFENSORES CALIFICADOS DE LA PATRIA
	7 000	C.E. 1149 JORGE CIEZA LACHO
	7 000	C.E. 7 DE AGOSTO (AREQUIPA)
	13 000	C.E. CAP PNP ALIPIO PONCE VASQUEZ
	11 000	C.E. CARLOS TEODORO PUELL MENDOZA (TUMBES)
	13 000	C.E. FELIX TELLO ROJAS (CHICLAYO)
	11 000	C.E. JUAN LINARES ROJAS
	4 000	C.E. MARIANO SANTOS MATEOS (TACNA)
	9 000	C.E. MARIANO SANTOS MATEOS (TRUJILLO)
	20 000	C.E. PRECURSORES DE LA INDEPENDENCIA
	9 000	C.E. ROBERTO MORALES ROJAS (SULLANA)
	12 000	C.E. SANTA ROSA DE LIMA 2001
	10 000	C.E. SO. 2DA. BASILIO RAMIREZ PEÑA (PIURA)
	11 000	C.E. SO. 2DA. JESUS VERA FERNANDEZ
	20 000	C.E. SO. 2DA. JUAN INGUNZA VALDIVIA
	10 000	C.E. SO. 2DA. MARTIN ESQUICHA BERNEDO
	11 000	C.E. SO. 2DA. NEPTALI VALDERRAMA AMPUERO (AREQUIPA)
	18 000	C.E. SO. 2DA. TEODOSIO FRANCO GARCIA (ICA)
	10 000	C.E. SO. TCO. 3RA. ARTURO PALOMINO RODRIGUEZ (CUSCO)
	9 000	C.E. SO. TCO. 3RA. JOSE RODRIGUEZ TRIGOSO
	13 000	C.E. SO. TCO. 3RA. RAMIRO VILLAVERDE LAZO (HUANCAYO)
	12 000	C.E. TUPAC AMARU
	4 000	C.E. VIRGEN DE FATIMA
	4 000	C.E.I. JUAN BENITES LUNA
	93 449	CENTRO DE ESTUDIOS HISTORICO MILITARES DEL PERU
	1 200 000	COMITE DE DAMAS PNP
	3 000	I.E.I PNP CUNA JARDIN SANTA ROSITA DE LIMA (AREQUIPA)
	12 000	I.E.I. ALCIDES VIGO HURTADO
	10 000	I.E.I. ALIPIO PONCE VASQUEZ - JAUJA - HUANCAYO
	3 000	I.E.I. ANGELES DE MARIA (HUANCAYO)
	3 000	I.E.I. CUNA JARDÍN Nº 1137 "MILAGROSO DIVINO NIÑO JESÚS" (TARAPOTO)
	3 000	I.E.I. DIVINO NIÑO DEL MILAGRO (CHICLAYO)
	12 000	I.E.I. FELIX TELLO R. LA MOLINA
	4 000	I.E.I. HORACIO PATIÑO CRUZATTI (CAJAMARCA)
	3 000	I.E.I. MARIANO LINARES JARAMILLO (JAEN)
	4 000	I.E.I. SANTA ROSA DE LIMA PNP (CHIMBOTE)
	9 000	I.E.I. SANTA ROSA DE LIMA PNP (JULIACA)
	63 190	INSTITUTO LIBERTADOR RAMON CASTILLA
	2 000	INSTITUTO SAN MARTINIANO
	37 500	OBISPADO CASTRENSE
INTERIOR	**1 935 588**	
007 M. DEL INTERIOR	1 935 588	
	3 000	TRIBUNAL SUPERIOR MILITAR POLICIAL DEL NORTE - CHICLAYO
	3 000	ZONAS JUDICIALES DE LA PNP (CUSCO)
	3 000	ZONAS JUDICIALES DE LA PNP (IQUITOS)
	3 000	ZONAS JUDICIALES DE LA PNP (LIMA 1RA SALA)
	3 000	ZONAS JUDICIALES DE LA PNP (LIMA 2DA SALA)
RELACIONES EXTERIORES	**27 284**	
008 M. DE RELACIONES EXTERIORES	27 284	
	27 284	SOCIEDAD PERUANA DE DERECHO INTERNACIONAL
ECONOMIA Y FINANZAS	**2 033 626**	
009 M. DE ECONOMIA Y FINANZAS	2 033 626	

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2019

30/11/2018
17:38:15

FPR40S1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	1 000 000	CAJA DE PROTECCION Y ASISTENCIA DE LOS TRABAJADORES LUSTRADORES DE CALZADO DEL PERU
	1 033 626	CAJA DE PROTECCION Y ASISTENCIA SOCIAL DE LOS CANILLITAS
EDUCACION	**32 947 539**	
010 M. DE EDUCACION	9 301 672	
	100 000	ACADEMIA NACIONAL DE CIENCIAS
	255 275	ACADEMIA PERUANA DE LA LENGUA
	1 000 000	ASOCIACION FE Y ALEGRIA DEL PERU - CEFOP
	6 843 997	ASOCIACION FE Y ALEGRIA PROGRAMA NACIONAL
	30 000	CENTRO DE REHABILITACIÓN DE CIEGOS DE LIMA - CERCIL
	17 400	EIP MIXTO GRATUITO "SANTA MARÍA MADRE DE DIOS"
	90 000	ESCUELA HOGAR DE NIÑAS "NUESTRA SEÑORA DE LA MISERICORDIA"
	80 000	INSTITUTO LIBERTADOR RAMÓN CASTILLA
	25 000	OFICINA NACIONAL DE EDUCACIÓN CATÓLICA - ONDEC
	860 000	SOCIEDAD GEOGRÁFICA DE LIMA
342 INSTITUTO PERUANO DEL DEPORTE	23 645 867	
	275 000	ASOCIACIÓN NACIONAL PARALIMPICA
	12 000	FDN ACTIVIDADES SUBACUATICAS
	13 000	FDN AERODEPORTIVA
	412 519	FDN AJEDREZ
	2 753 862	FDN ATLETISMO
	241 500	FDN AUTOMOVILISMO
	1 073 300	FDN BADMINTON
	521 404	FDN BEISBOL
	285 223	FDN BILLAR
	129 590	FDN BOCHAS
	288 471	FDN BOWLING
	450 000	FDN BOXEO
	340 822	FDN CANOTAJE
	632 042	FDN CICLISMO
	251 800	FDN DEPORTES ECUESTRES
	30 000	FDN ESCALADA
	348 800	FDN ESGRIMA
	465 603	FDN ESQUI ACUATICO
	283 600	FDN FISICOCULTURISMO
	730 250	FDN GIMNASIA
	318 033	FDN GOLF
	162 000	FDN HANDBALL
	220 000	FDN HOCKEY
	30 913	FDN JIU JITSU
	815 343	FDN JUDO
	737 989	FDN KARATE
	110 000	FDN KICK BOXING
	100 000	FDN KUNG FU
EDUCACION	**32 947 539**	
342 INSTITUTO PERUANO DEL DEPORTE	23 645 867	
	50 000	FDN LEVANTAMIENTO DE POTENCIA
	1 259 929	FDN LUCHA AMATEUR
	181 985	FDN MOTOCICLISMO
	62 270	FDN MOTONAUTICA
	316 600	FDN MUAY THAI
	932 363	FDN NATACION
	222 348	FDN PALETA FRONTON
	500 000	FDN REMO
	495 898	FDN RUGBY
	405 011	FDN SOFTBOL
	289 255	FDN SQUASH RACKET
	257 000	FDN TABLA
	813 913	FDN TAE KWON DO
	481 865	FDN TENIS
	329 324	FDN TENIS DE MESA
	812 896	FDN TIRO
	285 000	FDN TIRO CON ARCO
	183 800	FDN TRIATHLON
	395 496	FDN VELA
	1 889 228	FDN VOLEIBOL
	30 000	FDN KENDO
	100 000	FDN PATINAJE

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2019

30/11/2018
17:38:15

FPR40S1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	100 000	FDN PENTATLON MODERNO
	396 666	FEDENADIF
	100 000	FEDUP
SALUD	13 445 100	
011 M. DE SALUD	13 445 100	
	150 000	A.O.H. HOGAR CLINICA SAN JUAN DE DIOS DE PIURA
	250 000	ACADEMIA NACIONAL DE MEDICINA
	378 000	ASOCIACION DE DAMAS VOLUNTARIAS Y AMIGAS DEL MINISTERIO DE SALUD ADAVAMINSA
	80 000	ASOCIACIÓN PATRONATO DE LEPROSOS DEPARTAMENTAL DE LORETO
	50 000	CAJA DE PROTECCION Y ASISTENCIA SOCIAL LEY Nº 10674
	44 500	CENTRO DE EDUCACION BASICA ESPECIAL "FE Y ALEGRIA" Nº 42
	80 000	CENTRO DE REHABILITACION DE CIEGOS DE LIMA
	180 000	CENTRO DE REPOSO SAN JUAN DE DIOS (CREMPT) - PIURA DE LA ORDEN HOSPITALARIA SAN JUAN DE DIOS
	120 000	HOGAR CLINICA SAN JUAN DE DIOS (AREQUIPA)
	1 139 204	HOGAR CLINICA SAN JUAN DE DIOS - LIMA
	200 000	HOGAR CLINICA SAN JUAN DE DIOS -IQUITOS
	144 000	HOGAR CLINICA SAN JUAN DE DIOS CHICLAYO
	180 000	HOGAR CLINICA SAN JUAN DE DIOS CUSCO
	118 800	LIGA PERUANA DE LUCHA CONTRA EL CANCER - FILIAL AREQUIPA
	3 584 080	ORGANIZACIÓN PANAMERICANA DE LA SALUD
	40 000	PATRONATO PERUANO DE REHABILITACION Y EDUCACION ESPECIAL, FILIAL AYACUCHO
	6 706 516	UNION DE OBRAS DE ASISTENCIA SOCIAL
DEFENSA	4 220 714	
026 M. DE DEFENSA	4 220 714	
	98 994	ASOCIACION DE OFICIALES DE LA FAP
	35 000	ASOCIACIÓN "VENCEDORES DE LA CAMPAÑA MILITAR DE 1941"
	20 000	ASOCIACIÓN DE CAPITANES DE NAVIO, CORONELES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL EN SITUACIÓN DE RETIRO
	20 000	ASOCIACIÓN DE COMANDANTES DE LAS FUERZAS ARMADAS
	250 000	ASOCIACIÓN DE DISCAPACITADOS DE LAS FUERZAS ARMADAS DEL PERÚ "MY. E.P. MARKO JARA SCHENONE"
	20 000	ASOCIACIÓN DE OFICIALES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL DEL PERÚ
DEFENSA	4 220 714	
026 M. DE DEFENSA	4 220 714	
	150 000	ASOCIACIÓN DE OFICIALES GENERALES Y ALMIRANTES DEL PERÚ
	72 000	ASOCIACIÓN STELLA MARIS
	210 000	BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA, VENCEDORES EL 2 DE MAYO DE 1986 Y DEFENSORES CALIFICADOS DE LA PATRIA
	306 313	CENTRO DE ESTUDIOS HISTÓRICOS MILITARES DEL PERÚ
	300 000	COMITE FEMENINO DE APOYO
	830 001	FEDERACIÓN DEPORTIVA MILITAR DEL PERÚ
	36 000	FUNDACIÓN MIGUEL GRAU
	300 000	IEP PEDRO RUIZ GALLO
	300 000	INSTITUTO DE ESTUDIOS HISTÓRICOS AEROESPACIALES DEL PERÚ
	310 000	INSTITUTO DE ESTUDIOS HISTÓRICOS MARÍTIMOS
	507 516	INSTITUTO LIBERTADOR RAMÓN CASTILLA
	45 000	INSTITUTO SAN MARTINIANO DEL PERÚ
	300 000	OBISPADO CASTRENSE
	30 000	ORDEN DE LA LEGIÓN MARISCAL CÁCERES
	79 890	SIERVAS DEL PLAN DE DIOS
PRODUCCION	5 000 000	
241 INSTITUTO TECNOLOGICO DE LA PRODUCCION - ITP	5 000 000	
	5 000 000	CENTROS DE INNOVACIÓN TECNOLÓGICA - CITE - LEY N° 30230
GOBIERNOS REGIONALES	1 245 554	
443 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AREQUIPA	270 000	
	270 000	CONGREGACION DE LAS HERMANITAS DE LOS ANCIANOS DESAMPARADOS ASILO " VICTOR F. LIRA"
444 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AYACUCHO	405 554	
	58 054	APOYO DISPENSARIO MÉDICO Y COMEDOR "PAZ Y BIEN" - AYACUCHO
	347 500	HOGAR DE ANCIANOS "PADRE SATURNINO" - AYACUCHO
445 GOBIERNO REGIONAL DEL DEPARTAMENTO DE CAJAMARCA	50 000	
	50 000	ASILO OBISPO GROZO
447 GOBIERNO REGIONAL DEL DEPARTAMENTO DE HUANCAVELICA	180 000	
	180 000	CONGREGACION HERMANITAS DE LOS ANCIANOS DESAMPARADOS HOGAR SANTA TERESA DE JORNET
451 GOBIERNO REGIONAL DEL DEPARTAMENTO DE LA LIBERTAD	340 000	
	110 000	"FUNDACIÓN FRATERNISTAS SINE FINIBUS" - "HOGAR OSCAR ROMERO"
	230 000	HERMANITAS DE LOS ANCIANOS DESAMPARADOS, HOGAR SAN JOSE DE TRUJILLO

TOTAL RUBRO:	78 473 307	

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2019

30/11/2018   FPR40S1
17:38:15

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
EDUCACION	14 248 623	
342 INSTITUTO PERUANO DEL DEPORTE	14 248 623	
	725 000	ASOCIACIÓN NACIONAL PARALIMPICA
	88 000	FDN ACTIVIDADES SUBACUATICAS
	47 000	FDN AERODEPORTIVA
	237 481	FDN AJEDREZ
	1 201 138	FDN ATLETISMO
	158 500	FDN AUTOMOVILISMO
	76 700	FDN BADMINTON
	178 596	FDN BEISBOL
	114 777	FDN BILLAR
	148 410	FDN BOCHAS
	211 529	FDN BOWLING
	20 000	FDN BOXEO
	9 178	FDN CANOTAJE
	17 958	FDN CICLISMO
	348 200	FDN DEPORTES ECUESTRES
	70 000	FDN ESCALADA
	251 200	FDN ESGRIMA
	234 397	FDN ESQUI ACUATICO
	66 400	FDN FISICOCULTURISMO
	669 750	FDN GIMNASIA
	181 967	FDN GOLF
	188 000	FDN HANDBALL
	200 000	FDN HOCKEY
	19 087	FDN JIU JITSU
	584 657	FDN JUDO
	662 011	FDN KARATE
	70 000	FDN KICK BOXING
	200 000	FDN KUNG FU
	678 044	FDN LEVANTAMIENTO DE PESAS
	140 071	FDN LUCHA AMATEUR
	168 015	FDN MOTOCICLISMO
	137 730	FDN MOTONAUTICA
	83 400	FDN MUAY THAI
	467 637	FDN NATACION
	57 652	FDN PALETA FRONTON
	334 102	FDN RUGBY
	194 989	FDN SOFTBOL
	90 745	FDN SQUASH RACKET
	743 000	FDN TABLA
	586 087	FDN TAE KWON DO
	534 625	FDN TENIS
	335 676	FDN TENIS DE MESA
	587 104	FDN TIRO
	15 000	FDN TIRO CON ARCO
	166 200	FDN TRIATHLON
	704 504	FDN VELA
	1 010 772	FDN VOLEIBOL
	20 000	FDN KENDO
	80 000	FDN PATINAJE
	80 000	FDN PENTATLON MODERNO
	3 334	FEDENADIF
	50 000	FEDUP
COMERCIO EXTERIOR Y TURISMO	2 801 996	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	2 801 996	
	315 996	CENTRO DE INNOVACION TECNOLOGICA DE ARTESANIA Y TURISMO CCATCCA - CUSCO - CITE ARTESANIA Y TURISMO CCATCCA
	468 000	CENTRO DE INNOVACION TECNOLOGICA DE ARTESANIAS Y TURISMO AREQUIPA - CITE AREQUIPA
COMERCIO EXTERIOR Y TURISMO	2 801 996	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	2 801 996	
	200 000	CENTRO DE INNOVACION TECNOLOGICA DE LA CERAMICA - CITE CERAMICA (CHULUCANAS)
	200 000	CENTRO DE INNOVACION TECNOLOGICA DE LA JOYERIA - CITE JOYERIA (CATACAOS)
	400 000	CENTRO DE INNOVACION TECNOLOGICA JOYERIA KORIWASI CAJAMARCA - CITE JOYERIA KORIWASI
	450 000	CENTRO DE INNOVACION TECNOLOGICA TEXTIL CAMELIDOS HUANCAVELICA - CITE TEXTIL CAMELIDOS HUANCAVELICA

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2019

30/11/2018
17:38:15

FPR40S1

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	250 000	CENTRO DE INNOVACION TECNOLOGICA TEXTIL CAMELIDOS PUNO - CITE CAMELIDOS SUDAMERICANOS
	518 000	CENTRO DE INNOVACION TECNOLOGICA UTCUBAMBA - AMAZONAS - CITE UTCUBAMBA - AMAZONAS

TOTAL RUBRO:	17 050 619	

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2019

30/11/2018
17:38:44

FPR40S1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
PRESIDENCIA CONSEJO MINISTROS	**810 103**	
001 PRESIDENCIA DEL CONSEJO DE MINISTROS	396 600	
	132 600	CENTRO LATINOAMERICANO DE ADMINISTRACIÓN PARA EL DESARROLLO
	264 000	ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO
002 INSTITUTO NACIONAL DE ESTADISTICA E INFORMATICA	73 829	
	3 410	INSTITUTO INTERAMERICANO DE ESTADÍSTICA (IASI)
	70 419	SECRETARÍA GENERAL DE LA COMUNIDAD ANDINA
114 CONSEJO NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACION TECNOLOGICA	339 674	
	9 837	CENTRO LATINOAMERICANO DE FISICA - CLAF
	32 790	CENTRO REGIONAL DE SISMOLOGÍA PARA AMÉRICA DEL SUR - CERESIS
	42 300	INTERNACIONAL CENTER FOR GENETIC ENGENEERIC AND BIOTECHNOLOGY
	230 671	PROGRAMA IBEROAMERICANO DE CIENCIA Y TECNOLOGÍA PARA EL DESARROLLO - CYTED
	24 076	UNION INTERNACIONAL PARA LA CIENCIA - ICSU
RELACIONES EXTERIORES	**39 272 000**	
008 M. DE RELACIONES EXTERIORES	39 272 000	
	31 272	ACADEMIA DE LA HAYA DE DERECHO INTERNACIONAL
	8 339	ACUERDO SOBRE LA CONSERVACIÓN DE ALBATROS Y PRETELES
	99 491	ALIANZA PARA EL GOBIERNO ABIERTO / OPEN GOVERNMENT PARTNERSHIP
	99 491	ALTO COMISIONADO DE LAS NACIONES UNIDAS PARA LOS REFUGIADOS
	330 657	ASOCIACIÓN LATINOAMERICANA DE INTEGRACIÓN
	91 396	CENTRO DE DESARROLLO DE LA ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO
	59 694	CENTRO REGIONAL DE LAS NACIONES UNIDAS PARA LA PAZ, EL DESARME Y EL DESARROLLO EN AMÉRICA LATINA Y EL CARIBE
	30 542	COMISIÓN INTERNACIONAL DE LA BALLENA
	515 011	COMISIÓN PERMANENTE DEL PACÍFICO SUR
	515 755	COMISIÓN PREPARATORIA DE LA ORGANIZACIÓN DEL TRATADO DE PROHIBICIÓN COMPLETA DE LOS ENSAYOS NUCLEARES
	26 281	COMITÉ CIENTÍFICO PARA LA INVESTIGACIÓN ANTÁRTICA
	591 078	COMITÉ INTERNACIONAL DE LA CRUZ ROJA
	4 931	COMITÉ INTERNACIONAL DE MEDICINA MILITAR
	9 949	COMITÉ PARA LA ELIMINACIÓN DE TODAS LAS FORMAS DE DISCRIMINACIÓN CONTRA LAS PERSONAS CON DISCAPACIDAD
	14 902	CONFERENCIA DE LA HAYA DE DERECHO INTERNACIONAL PRIVADO
	22 654	CONSEJO CONSULTIVO EMPRESARIAL DEL APEC
	13 893	CONSEJO DE ADMINISTRADORES DE LOS PROGRAMAS NACIONALES ANTÁRTICOS
	16 316	CONSEJO DE COOPERACIÓN ECONÓMICA DEL PACÍFICO
	23 776	CONVENCIÓN DE LAS NACIONES UNIDAS DE LUCHA CONTRA LA DESERTIFICACIÓN Y MITIGACIÓN DE LOS EFECTOS DE LA SEQUÍA
	2 008	CONVENCIÓN DE OTTAWA - CONVENCIÓN SOBRE LA PROHIBICIÓN DEL EMPLEO, ALMACENAMIENTO, PRODUCCIÓN Y TRANSFERENCIA DE MINAS ANTIPERSONALES Y SOBRE SU DESTRUCCIÓN
	74 198	CONVENCIÓN MARCO DE LAS NACIONES UNIDAS SOBRE EL CAMBIO CLIMÁTICO
	13 632	CONVENCIÓN RELATIVA A LOS HUMEDALES DE IMPORTANCIA INTERNACIONAL ESPECIALMENTE COMO HÁBITAD DE AVES ACUÁTICAS
	3 257	CONVENCIÓN SOBRE LA PROHIBICIÓN DEL DESARROLLO, LA PRODUCCIÓN Y EL ALMACENAMIENTO DE ARMAS BACTERIOLÓGICAS (BIOLÓGICAS) Y TOXÍNICAS Y SOBRE SU DESTRUCCIÓN
	2 607	CONVENCIÓN SOBRE MUNICIONES EN RACIMO

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2019

30/11/2018
17:38:44

FPR40S1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	16 270	CONVENIO DE BASILEA SOBRE EL CONTROL DE LOS MOVIMIENTOS TRANSFRONTERIZOS DE DESECHOS PELIGROSOS PARA SU DISPOSICIÓN (FUND 3060 PER)
	15 425	CONVENIO DE ESTOCOLMO SOBRE CONTAMINANTES ORGÁNICOS PERSISTENTES DEL PROGRAMA DE NACIONES UNIDAS PARA EL MEDIO AMBIENTE (FUND 9400 PER)
RELACIONES EXTERIORES	39 272 000	
008 M. DE RELACIONES EXTERIORES	39 272 000	
	11 760	CONVENIO DE ROTTERDAM SOBRE LOS PROCEDIMIENTOS CONVENIDOS PARA CIERTOS QUÍMICOS Y PESTICIDAS PELIGROSOS EN EL COMERCIO INTERNACIONAL
	27 000	CONVENIO MARCO PARA EL CONTROL DEL TABACO
	3 916	CONVENIO SOBRE PROHIBICIONES O RESTRICCIONES DEL EMPLEO DE CIERTAS ARMAS CONVENCIONALES QUE PUEDAN CONSIDERARSE EXCESIVAMENTE NOCIVAS O DE EFECTOS INDISCRIMINADOS
	804 716	CORTE PENAL INTERNACIONAL
	2 682	CORTE PERMANENTE DE ARBITRAJE
	9 949	FONDO CENTRAL PARA ACCIÓN DE EMERGENCIAS
	9 949	FONDO DE CONTRIBUCIONES VOLUNTARIAS DE LAS NACIONES UNIDAS PARA LAS POBLACIONES INDÍGENAS
	497 453	FONDO DE COOPERACIÓN DE LA ALIANZA DEL PACÍFICO
	149 236	FONDO DE COOPERACIÓN PARA EL DESARROLLO DE LA OEA
	19 898	FONDO DE LA RED FORMACIÓN AMBIENTAL PARA AMÉRICA LATINA Y EL CARIBE
	22 492	FONDO DE LAS NACIONES UNIDAS PARA LA DEMOCRACIA
	3 980	FONDO DE POBLACIÓN DE LAS NACIONES UNIDAS
	39 796	FONDO DEL PROGRAMA DE LAS NACIONES UNIDAS PARA EL MEDIO AMBIENTE DEL PNUMA
	113 391	FONDO FIDUCIARIO DEL PLAN DE ACCIÓN DEL PACÍFICO SUDESTE
	8 996	FONDO FIDUCIARIO DEL PROTOCOLO DE NAGOYA SOBRE ACCESO A LOS RECURSOS GENÉTICOS Y PARTICIPACIÓN JUSTA Y EQUITATIVA EN LOS BENEFICIOS QUE SE DERIVEN DE SU UTILIZACIÓN (FUND 9750 PER)
	10 526	FONDO FIDUCIARIO GENERAL PARA EL PRESUPUESTO BÁSICO PROGRAMA PROTOCOLO SOBRE SEGURIDAD DE LA BIOTECNOLOGÍA (FUND 9340 PER)
	4 181	FONDO FIDUCIARIO PARA EL CONVENIO DE VIENA PARA LA PROTECCIÓN DE LA CAPA DE OZONO
	42 986	FONDO FIDUCIARIO PARA EL CONVENIO SOBRE DIVERSIDAD BIOLÓGICA (FUND 5080 PER)
	16 760	FONDO FIDUCIARIO PARA EL CONVENIO SOBRE DIVERSIDAD BIOLÓGICA DEL PROG. NACIONES UNIDAS PARA EL MEDIO AMBIENTE (FUND 850 PER)
	15 463	FONDO MULTILATERAL DEL PROTOCOLO DE MONTREAL (FUND 1040 PER)
	19 898	FONDO PARA APOYAR LAS TAREAS DEL GRUPO DE REVISIÓN DE LA IMPLEMENTACIÓN DE LAS CUMBRES DE AMÉRICA
	9 949	FONDO PARA LA CONSOLIDACIÓN DE LA PAZ
	39 796	FONDO PÉREZ GUERRERO
	3 681	FONDO VOLUNTARIO NNUU PARA LAS VÍCTIMAS DE LA TORTURA
	25 609	FORO DE COOPERACIÓN ECONÓMICA DEL ASIA PACÍFICO (GENERAL DE PROYECTOS)
	157 171	FORO DE COOPERACIÓN ECONÓMICA DEL ASIA PACÍFICO (SECRETARÍA)
	59 694	FUNDACIÓN UNIÓN EUROPEA - AMÉRICA LATINA Y CARIBE
	9 949	GRUPO DE LOS 77
	27 714	INFRAESTRUCTURA MUNDIAL DE INFORMACIÓN DE BIODIVERSIDAD GLOBAL BIODIVERSITY FACILITY
	19 898	INSTITUTO INTERNACIONAL PARA LA DEMOCRACIA Y ASISTENCIA ELECTORAL
	99 491	INSTITUTO LATINOAMERICANO Y DEL CARIBE DE PLANIFICACIÓN ECONÓMICA Y SOCIAL
	16 964	INSTITUTO ÍTALO-LATINOAMERICANO
	9 949	INTERAMERICAN INSTITUTE FOR GLOBAL CHANGE RESEARCH
	15 618	INTERGOVERNMENTAL PANEL ON CLIMATE CHANGE
	19 898	MISIONES DE OBSERVACIÓN ELECTORAL DE LA OEA
	49 745	OFICINA DEL ALTO COMISIONADO DE LAS NACIONES UNIDAS PARA LOS DERECHOS HUMANOS
	28 253	OFICINA INTERNACIONAL DE EXPOSICIONES
	9 950	ONU-MUJERES
	364 665	ORGANISMO ANDINO DE SALUD-CONVENIO HIPÓLITO UNANUE
	1 045 310	ORGANISMO INTERNACIONAL DE ENERGÍA ATÓMICA
RELACIONES EXTERIORES	39 272 000	
008 M. DE RELACIONES EXTERIORES	39 272 000	
	22 208	ORGANISMO PARA LA PROSCRIPCIÓN DE LAS ARMAS NUCLEARES EN AMÉRICA LATINA Y EL CARIBE
	11 151 902	ORGANIZACIÓN DE LAS NACIONES UNIDAS
	1 353 924	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN
	30 842	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN FAO-OFICINA SEDE LIMA
	895 557	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA EDUCACIÓN, LA CIENCIA Y LA CULTURA (PRESUPUESTO REGULAR)
	1 877 528	ORGANIZACIÓN DE LOS ESTADOS AMERICANOS
	49 745	ORGANIZACIÓN DE LOS ESTADOS AMERICANOS - OFICINA DE LIMA

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2019

30/11/2018
17:38:44

FPR40S1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	173 766	*ORGANIZACIÓN DE LOS ESTADOS IBEROAMERICANOS PARA LA EDUCACIÓN, LA CIENCIA Y LA CULTURA*
	957 828	*ORGANIZACIÓN DEL TRATADO DE COOPERACIÓN AMAZÓNICA*
	190 027	*ORGANIZACIÓN INTERNACIONAL DE LAS MADERAS TROPICALES*
	170 696	*ORGANIZACIÓN INTERNACIONAL DE POLICÍA CRIMINAL (INCLUYE SEDE BS.AS.)*
	8 580	*ORGANIZACIÓN INTERNACIONAL DE TURISMO SOCIAL*
	1 103 108	*ORGANIZACIÓN INTERNACIONAL DEL TRABAJO*
	156 509	*ORGANIZACIÓN INTERNACIONAL PARA LAS MIGRACIONES*
	73 044	*ORGANIZACIÓN MARÍTIMA INTERNACIONAL*
	195 652	*ORGANIZACIÓN METEOROLÓGICA MUNDIAL*
	1 346 753	*ORGANIZACIÓN MUNDIAL DE LA SALUD*
	858 200	*ORGANIZACIÓN MUNDIAL DEL COMERCIO*
	145 369	*ORGANIZACIÓN MUNDIAL DEL TURISMO*
	1 942 769	*ORGANIZACIÓN PANAMERICANA DE LA SALUD*
	762 003	*ORGANIZACIÓN PARA LA COOPERACIÓN ESPACIAL DEL ASIA PACIFICO/ ASIA PACIFIC SPACE COOPERATION ORGANIZATION*
	218 477	*ORGANIZACIÓN PARA LA PROHIBICIÓN DE LAS ARMAS QUÍMICAS*
	99 491	*PARLAMENTO ANDINO*
	63 584	*PROGRAMA DE COOPERACIÓN ENTRE PAÍSES EN DESARROLLO*
	543 599	*PROGRAMA DE LAS NACIONES UNIDAS PARA EL DESARROLLO*
	59 694	*PROGRAMA IBEROAMERICANO PARA LA PROMOCIÓN DE LAS ARTESANÍAS*
	995 101	*PROGRAMA MUNDIAL DE ALIMENTOS*
	17 496	*PROTOCOLO DE KYOTO*
	14 327	*RED DE ARCHIVOS DIPLOMÁTICOS IBEROAMERICANOS*
	67 500	*SECRETARÍA DEL TRATADO ANTÁRTICO*
	4 379 179	*SECRETARÍA GENERAL DE LA COMUNIDAD ANDINA DE NACIONES*
	89 081	*SECRETARÍA GENERAL IBEROAMERICANA*
	259 161	*SISTEMA ECONÓMICO LATINOAMERICANO Y DE CARIBE*
	59 694	*SISTEMA INTERAMERICANO DE DERECHOS HUMANOS*
	10 936	*TRATADO SOBRE EL COMERCIO DE ARMAS*
	5 774	*TRATADO SOBRE LA NO PROLIFERACIÓN DE ARMAS NUCLEARES*
	908 469	*TRIBUNAL DE JUSTICIA DE LA COMUNIDAD ANDINA*
	2 646	*UNIDAD DE APOYO A LA IMPLEMENTACION DE LA CONVENCIÓN SOBRE MUNICIONES EN RACIMO*
	9 949	*UNIDAD DE APOYO A LA IMPLEMENTACIÓN DE LA CONVENCIÓN SOBRE LA PROHIBICIÓN DE MINAS ANTIPERSONALES*
	1 359 289	*UNIÓN DE NACIONES SURAMERICANAS*
	161 386	*UNIÓN INTERNACIONAL PARA LA CONSERVACIÓN DE LA NATURALEZA*
ECONOMIA Y FINANZAS	**24 000**	
009 M. DE ECONOMIA Y FINANZAS	24 000	
	24 000	ASOCIACION INTERNACIONAL DEL PRESUPUESTO PUBLICO - ASIP
EDUCACION	**510 914**	
010 M. DE EDUCACION	408 150	
	41 650	FACULTAD LATINOAMERICANA DE CIENCIAS SOCIALES - FLACSO
	317 000	INSTITUTO DE TRANSFERENCIA DE TECNOLOGIAS APROPIADAS PARA SECTORES MARGINALES DEL CONVENIO ANDRES BELLO - ITACAB
EDUCACION	**510 914**	
010 M. DE EDUCACION	408 150	
	49 500	ORGANIZACION IBEROAMERICANA DE LA JUVENTUD
342 INSTITUTO PERUANO DEL DEPORTE	100 000	
	90 000	AGENCIA MUNDIAL DE ANTIDOPAJE - WADA - AMA
	10 000	CONSEJO IBEROAMERICANO DEL DEPORTE - CID
514 U.N. DE INGENIERIA	2 764	
	2 764	UNIÓN INTERNACIONAL DE TELECOMUNICACIONES.
SALUD	**18 283**	
134 SUPERINTENDENCIA NACIONAL DE SALUD	18 283	
	18 283	ORGANIZACION IBEROAMERICANA DE SEGURIDAD SOCIAL - OISS
TRABAJO Y PROMOCION DEL EMPLEO	**62 910**	
012 M. DE TRABAJO Y PROMOCION DEL EMPLEO	62 910	
	900	ASOCIACION ESPAÑOLA DE EMPLEO CON APOYO - AESE
	6 510	ASOCIACION INTERNACIONAL DE CONSEJOS ECONOMICOS Y SOCIALES E INSTITUCIONES SIMILARES - AICESIS
	15 000	ASOCIACIÓN MUNDIAL DE LOS SERVICIOS PÚBLICOS DE EMPLEO - AMSPE
	6 000	CENTRO INTERAMERICANO PARA EL DESARROLLO DEL CONOCIMIENTO EN LA FORMACION PROFESIONAL (OIT/CINTERFOR)
	17 000	ORGANIZACIÓN IBEROAMERICANA DE SEGURIDAD SOCIAL - OISS
	17 500	RED INTERAMERICANA PARA LA ADMINISTRACION LABORAL - RIAL
AGRICULTURA	**5 692 195**	
013 M. DE AGRICULTURA Y RIEGO	5 500 000	
	5 500 000	AUTORIDAD AUTÓNOMA BINACIONAL DEL LAGO TITICACA

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2019

30/11/2018
17:38:44

FPR40S1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
160 SERVICIO NACIONAL DE SANIDAD AGRARIA - SENASA	192 195	
	192 195	ORGANISMO INTERNACIONAL DE SANIDAD ANIMAL - OIE
DEFENSORIA DEL PUEBLO	**2 770**	
020 DEFENSORIA DEL PUEBLO	2 770	
	2 770	INSTITUTO INTERNACIONAL DE OMBUDSMAN (IIO)
TRIBUNAL CONSTITUCIONAL	**42 000**	
024 TRIBUNAL CONSTITUCIONAL	42 000	
	42 000	COMISION DE VENECIA - SOCIEDAD GENERAL DE STRASBOURG FRANCIA
DEFENSA	**188 622**	
026 M. DE DEFENSA	188 622	
	179 622	SECRETARIA GENERAL DE LA UNASUR-CEED-CDS
	9 000	SISTEMA DE COOPERACIÓN ENTRE LAS FUERZAS AÉREAS AMERICANAS (SICOFAA)
CONGRESO DE LA REPUBLICA	**365 781**	
028 CONGRESO DE LA REPUBLICA	365 781	
	1 440	ASOCIACIÓN DE SECRETARIOS DE PARLAMENTOS DE LA UNIÓN INTERPARLAMENTARIA-ASGP-UIP
	20 521	PARLAMENTO AMAZÓNICO
	204 600	PARLAMENTO LATINOAMERICANO
	34 100	PARLAMERICAS
	105 120	UNIÓN INTERPARLAMENTARIA INTERNACIONAL
COMERCIO EXTERIOR Y TURISMO	**97 800**	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	97 800	
	97 800	PROGRAMA IBEROAMERICANO PARA LA PROMOCION DE LAS ARTESANIAS
TRANSPORTES Y COMUNICACIONES	**20 000**	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	20 000	
	20 000	ASOCIACIÓN LATINOAMERICANA DE METROS Y SUBTERRÁNEOS-ALAMYS
VIVIENDA CONSTRUCCION Y SANEAMIENTO	**1 881**	
037 MINISTERIO DE VIVIENDA, CONSTRUCCION Y SANEAMIENTO	1 881	
	1 881	UNION INTERAMERICANA PARA LA VIVIENDA - UNIAPRAVI
PRODUCCION	**1 715 562**	
038 MINISTERIO DE LA PRODUCCION	1 052 000	
	277 360	COMISIÓN INTERAMERICANA DEL ATÚN TROPICAL
	461 731	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA EL DESARROLLO INDUSTRIAL-ONUDI
	74 536	ORGANIZACIÓN INTERNACIONAL DE LA VIÑA Y EL VINO - OIV
	162 245	ORGANIZACIÓN LATINOAMERICANA DE DESARROLLO PESQUERO
	76 128	ORGANIZACIÓN REGIONAL DE ORDENAMIENTO PESQUERO DEL PACIFICO SUR
244 INSTITUTO NACIONAL DE CALIDAD - INACAL	663 562	
	225 496	COMISIÓN ELECTROTÉCNICA INTERNACIONAL IEC
	7 119	COMISIÓN PANAMERICANA DE NORMAS TÉCNICAS COPANT
	1 763	CONFERENCIA DE ESTANDARIZACIÓN NACIONAL DE LABORATORIOS INTERNACIONALES NCSLI
	10 121	COOPERACION INTERNACIONAL PARA LA ACREDITACION DE LABORATORIOS - ILAC
	8 209	COOPERACIÓN DE ACREDITACIÓN DEL PACIFICO PAC
	21 578	COOPERACIÓN DEL ASIA PACÍFICO PARA LA ACREDITACIÓN DE LABORATORIOS-APLAC
	20 394	COOPERACIÓN INTERAMERICANA DE ACREDITACIÓN IAAC
	5 363	FORO INTERNACIONAL DE ACREDITACION IAF
	162 678	OFICINA INTERNACIONAL DE PESOS Y MEDIDAS - BIPM
	5 978	ORGANIZACIÓN INTERNACIONAL DE METROLOGÍA LEGAL - OIML
	194 863	ORGANIZACIÓN INTERNACIONAL DE NORMALIZACIÓN ISO

TOTAL RUBRO	48 824 821	

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2019

30/11/2018
17:38:44

FPR40S1

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
PRESIDENCIA CONSEJO MINISTROS	**306 110**	
019 ORGANISMO SUPERVISOR DE LA INVERSION PRIVADA EN TELECOMUNICACIONES	86 115	
	86 115	UIT - UNIÓN INTERNACIONAL DE TELECOMUNICACIONES

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2019

30/11/2018 FPR40S1
17:38:44

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
183 INSTITUTO NACIONAL DE DEFENSA DE LA COMPETENCIA Y DE LA PROTECCION DE LA PROPIEDAD INTELECTUAL	219 995	
	57 486	COMITE DE COMPETENCIA DE LA ORGANIZACION PARA COOPERACION Y EL DESARROLLO ECONOMICO-OECD
	57 486	COMITE DE POLITICAS DEL CONSUMIDOR DE LA ORGANIZACION PARA LA COOPERACION Y EL DESARROLLO ECONOMICO (OECD)
	46 935	CONVENIO INTERNACIONAL PARA LA PROTECCION DE LAS OBTENCIONES VEGETALES-UPOV
	5 970	INTERNATIONAL ASSOCIATION OF INSOLVENCY REGULATORS-IAIR
	52 118	ORGANIZACION MUNDIAL DE LA PROPIEDAD INTELECTUAL-OMPI
AMBIENTAL	**2 974**	
055 INSTITUTO DE INVESTIGACIONES DE LA AMAZONIA PERUANA	2 974	
	2 974	CONSORCIO DE INVESTIGACON ECONOMICA Y SOCIAL (CIES)
ECONOMIA Y FINANZAS	**506 066**	
009 M. DE ECONOMIA Y FINANZAS	5 523	
	5 523	ASOCIACION IBEROAMERICANA DE TRIBUNALES DE JUSTICIA FISCAL O ADMINISTRATIVA A.C.
055 AGENCIA DE PROMOCION DE LA INVERSION PRIVADA	104 178	
	46 178	OECD - ORGANIZACION PARA LA COOPERACION Y EL DESARROLLO ECONOMICO
	58 000	WAIPA- WORLD ASSOCIATION OF INVESTMENT PROMOTION AGENCIAS
057 SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	300 365	
	243 000	CENTRO INTERAMERICANO DE ADMINISTRACIONES TRIBUTARIAS - CIAT
	57 365	ORGANIZACION MUNDIAL DE ADUANAS - OMA
058 SUPERINTENDENCIA DEL MERCADO DE VALORES	96 000	
	96 000	INTERNACIONAL ORGANIZATION OF SECURITIES COMMISSIONS
AGRICULTURA	**192 195**	
160 SERVICIO NACIONAL DE SANIDAD AGRARIA - SENASA	192 195	
	192 195	COMITE DE SANIDAD VEGETAL DEL CONO SUR - COSAVE
ENERGIA Y MINAS	**862 750**	
016 M. DE ENERGIA Y MINAS	862 750	
	373 000	(FPEG) FORO DE PAISES EXPORTADORES DE GAS
	120 000	GIEC, GRUPO INTERNACIONAL DE ESTUDIO DEL COBRE
	90 000	GIEPZ, GRUPO INTERNACIONAL DE ESTUDIO DEL PLOMO Y ZINC
	130 550	IRENA. AGENCIA INTERNACIONAL DE ENERGÍA RENOVABLE
	149 200	OLADE, ORGANISMO LATINOAMERICANO DE ENERGÍA.
CONTRALORIA GENERAL	**41 419**	
019 CONTRALORIA GENERAL	41 419	
	12 259	ORGANIZACION INTERNACIONAL DE ENTIDADES FISCALIZADORAS SUPERIORES-INTOSAI
	29 160	ORGANIZACION LATINOAMERICANA Y DEL CARIBE DE ENTIDADES FISCALIZADORAS-OLACEFS
DEFENSA	**314 000**	
026 M. DE DEFENSA	314 000	
	125 000	COSPAS SARSAT PROGRAMME
	90 000	INTERNATIONAL ASSOCIATION OF MARINE AIDS TO NAVIGATION AND LIGHTHOUSE AUTHORITIES - IALA
	99 000	ORGANIZACIÓN HIDROGRÁFICA INTERNACIONAL
TRANSPORTES Y COMUNICACIONES	**2 447 679**	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	2 231 668	
	652 884	COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL (CLAC)
	338 244	COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL Y ORGANIZACIÓN DE AVIACIÓN CIVIL INTERNACIONAL
	497 276	ORGANIZACIÓN DE AVIACIÓN CIVIL INTERNACIONAL (OACI)
TRANSPORTES Y COMUNICACIONES	**2 447 679**	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	2 231 668	
	358 264	UNIÓN INTERNACIONAL DE TELECOMUNICACIONES (UIT)
	133 000	UNIÓN POSTAL DE LAS AMÉRICAS ESPAÑA Y PORTUGAL (UPAEPA)
	252 000	UNIÓN POSTAL UNIVERSAL (UPU)
214 AUTORIDAD PORTUARIA NACIONAL	216 011	
	27 000	ASOCIACIÓN AMERICANA DE AUTORIDADES PORTUARIAS (AAPA)
	25 200	COMISIÓN INTERAMERICANA DE PUERTOS DE LA ORGANIZACIÓN DE LOS ESTADOS AMERICANOS (CIP-OEA)
	163 811	CONFERENCIA INTERNACIONAL DE LAS NACIONES UNIDADES SOBRE COMERCIO Y DESARROLLO (UNCTAD)
TOTAL RUBRO:	**4 673 193**	